2022 ANNUAL REPORT

THE POWER OF COPPER

FREEPORT

FOREMOST IN COPPER

SUMMARY FINANCIAL HIGHLIGHTS

Years ended December 31,	2022	2021	2020
(In millions, except per share amounts)			
Revenues	$22,780	$22,845	$14,198
Operating income	7,037	8,366	2,437
Net income attributable to common stockholders	3,468	4,306	599
Diluted net income per common share	2.39	2.90	0.41
Dividends declared per common share	0.60	0.375	—
Operating cash flows	5,139	7,715	3,017
Capital expenditures	3,469	2,115	1,961
Treasury stock purchases	1,347	488	—
At December 31:			
Cash and cash equivalents	8,146	8,068	3,657
Total assets	51,093	48,022	42,144
Total debt, including current portion	10,620	9,450	9,711
Total stockholders' equity	15,555	13,980	10,174



Freeport-McMoRan Inc. (FCX or Freeport) is a leading international mining company with headquarters in Phoenix, Arizona. FCX operates large, long-lived, geographically diverse assets with significant proven and probable mineral reserves of copper, gold and molybdenum. FCX's portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits; and significant mining operations in North America and South America, including the large-scale Morenci minerals district in Arizona and the Cerro Verde operation in Peru.

FCX has a strong commitment to safety performance, environmental management and the communities where it operates. As a founding member of the International Council on Mining and Metals (ICMM), FCX is committed to implementing ICMM's Mining Principles, which serve as a best practice framework on sustainable development for the global mining and metals industry. FCX also has achieved the Copper Mark, a comprehensive assurance framework designed to demonstrate the copper industry's responsible production practices, at all 12 of its copper producing sites globally.

By supplying responsibly produced copper, FCX is proud to be a positive contributor to the world well beyond its operational boundaries. Additional information about FCX is available at fcx.com.

"THE POWER OF COPPER" HIGHLIGHTS THE CRITICAL ROLE OF COPPER IN THE GLOBAL TRANSITION TO CLEANER ENERGY AND ELECTRIFICATION. FREEPORT'S STRATEGY IS CENTERED ON BEING FOREMOST IN COPPER, SUPPORTED BY A HIGH-QUALITY PORTFOLIO OF ASSETS WITH CHARACTERISTICS DIFFICULT TO REPLICATE.



TABLE OF CONTENTS

GEOGRAPHICALLY DIVERSE PORTFOLIO



HENDERSON, COLORADO

CLIMAX, COLORADO

CHINO, NEW MEXICO

TYRONE, NEW MEXICO

MORENCI, ARIZONA

BAGDAD, ARIZONA

SAFFORD/LONE STAR, ARIZONA

SIERRITA, ARIZONA

MIAMI, ARIZONA

CERRO VERDE, PERU

EL ABRA, CHILE

COPPER (CU)

GOLD (AU)

MOLYBDENUM (MO)



Freeport's portfolio includes several mines that were among the largest copper producers in the world during 2022.*

(thousand metric tons)

Grasberg

Cerro Verde

Morenci

* Source: Wood Mackenzie

GRASBERG MINERALS DISTRICT, INDONESIA

	NORTH AMERICA		SOUTH AMERICA		INDONESIA		CONSOLIDATED TOTALS	
Reserves at 12/31/22	Cu	48.6 billion lbs	Cu	31.7 billion lbs	Cu	30.8 billion lbs	Cu	111.0 billion lbs
	Au	0.6 million ozs			Au	26.3 million ozs	Au	26.9 million ozs
	Mo	2.8 billion lbs	Mo	0.7 billion lbs			Mo	3.5 billion lbs
2022 Sales	Cu	1.5 billion lbs	Cu	1.2 billion lbs	Cu	1.6 billion lbs	Cu	4.2 billion lbs
					Au	1.8 million ozs	Au	1.8 million ozs
	Mo	75 million lbs*					Mo	75 million lbs

* Includes sales of molybdenum produced at FCX's North America and South America copper mines.
Note: lbs=pounds; ozs=ounces.

THE POWER OF
COPPER



The increased intensity of copper use required by clean energy applications and the acceleration of electrification has enhanced copper's importance in the economy, pointing to broad-based secular growth in long-term copper demand.

Copper is:
- **an efficient conductor of electricity**
- **integral to economic progress**
- **difficult to replicate**
- **vital to clean energy technologies**
- **a positive contributor to society**
- **essential for our future**

FREEPORT

FOREMOST IN COPPER



Freeport's long-lived, large-scale and geographically diverse assets provide a solid foundation for the future production of metals required to support the global economy and the energy transition.

FREEPORT is:
- **a leading global copper producer**
- **a responsible operator**
- **a world-class developer**
- **a respected partner**
- **a reliable supplier**
- **focused on shareholder value**

Dear Fellow Shareholders

I am proud of our global team's performance, focus and effective execution during 2022 to drive results and long-term value. The theme of our 2022 annual report, "The Power of Copper," highlights the critical role of copper in the global transition to cleaner energy and electrification. Freeport's strategy is centered on being Foremost in Copper, supported by a high-quality portfolio of assets with characteristics difficult to replicate.

The increased intensity of copper use required by clean energy applications and the acceleration of electrification has enhanced copper's importance in the economy, pointing to broad-based secular growth in long-term copper demand. At the same time, it will be challenging for the industry to meet this period of growing demand, leading to projected large market deficits. Higher long-term copper prices will be required to incentivize new supplies.

In 2022, we strengthened our industry leadership position in copper. We achieved another year of growth in copper and gold sales volumes, driven largely by underground production from the Grasberg minerals district in Papua, Indonesia. In the Americas, our teams at Cerro Verde in Peru and El Abra in Chile proved resilient in restoring production that was impacted by the pandemic and our teams in the United States (U.S.) maintained production at 2021 levels despite ongoing labor shortages. We also made advances on innovative new leach initiatives and are optimistic about the opportunity to enhance value by improving copper recoveries through this emerging low cost, low carbon technology in the years ahead.

Our portfolio also benefits from exposure to molybdenum. We are a leader in the molybdenum industry and are the world's largest producer with by-product and primary production in the Americas. The significant price increase in recent months, if sustained, will add additional leverage to our future results.

The Grasberg transition to full underground mining is a significant success story for Freeport, the global mining industry and the country of Indonesia. We started planning for this transition over 20

years ago and our team has done an outstanding job. During 2022, we celebrated our 55th anniversary of operations in Indonesia. The success of this project and our strong partnership with the Government of Indonesia establish a strong foundation for the future.

In 2022, we generated solid financial results, maintained balance sheet strength and continued to implement our performance-based shareholder payout policy, which was introduced in 2021. Through the combination of cash dividends and share repurchases, we nearly tripled our year-over-year cash returns to shareholders in 2022. We believe the priorities of balance sheet strength and allocating excess cash flow to shareholder returns and organic growth will enhance long-term value.

During 2022, we added to our large reserve and resource position. We are well-positioned to support attractive investments in our low-risk brownfield projects in the Americas. We continue to plan our next phase of growth and have multiple organic growth projects to develop over time, including future expansions at Bagdad and Lone Star in Arizona and El Abra in Chile. We operate all the mines in which we own an interest, which allows us to direct capital across the portfolio to the highest value opportunities, and leverage shared experiences, new technologies, operating synergies and best practices. Our proven technical expertise is a core strength, and our management team has a track record of operating sustainably and responsibly.

In addition to driving value through operating and financial achievements, we are proud of our work with third parties to validate all our mining operations under the Copper and Molybdenum Mark standards, the measurable progress we are making on our climate initiatives, and the expanded disclosures we have developed to enhance transparency and accountability in our environmental, social and governance programs. While there were numerous achievements in 2022, we are saddened by the fatal injury of a contractor at our Morenci mine. We continue to show a

We believe the priorities of balance sheet strength and allocating excess cash flow to shareholder returns and organic growth will enhance long-term value.

favorable trend in reducing serious injuries but are disappointed with our 2022 safety incident rate, which exceeded our target. We are committed to turning this around.

As we enter 2023, our global team is energized for success with the priority of safe and responsible production and is highly motivated to build value in our business. We have a clear focus on executing our operating plans efficiently, maintaining the momentum at Grasberg, driving our innovation initiatives, and advancing our internal options for future growth. In Indonesia, priorities include completing construction of new smelter capacity in a safe, timely and cost-efficient manner, and securing an extension of our operating rights beyond 2041. In our Americas business, we are focused on improving our safety performance, enhancing productivity in a challenging U.S. labor market and building value with our new leach initiatives.

We appreciate the positive spirit, commitment and dedication of our entire organization. Our team's steady and consistent execution shined through during a volatile macroeconomic environment in 2022. We also value the counsel and support of our Board of Directors as we look forward to executing our long-term business objectives and strategy.

As a leading responsible copper producer of scale, we believe we are strongly positioned to benefit from our long-lived, geographically diverse portfolio and the "The Power of Copper."

Thank you for your investment in Freeport.

Respectfully yours,



RICHARD C. ADKERSON
Chairman of the Board and
Chief Executive Officer

FREEPORT
FOREMOST IN COPPER

March 24, 2023

CONSOLIDATED RESULTS

FCX's consolidated sales volumes of 4.2 billion pounds of copper and 1.8 million ounces of gold in 2022 were higher than 3.8 billion pounds of copper and 1.4 million ounces of gold in 2021, primarily reflecting increased operating rates at the Grasberg minerals district and Cerro Verde.

Consolidated molybdenum sales totaled 75 million pounds in 2022 and 82 million pounds in 2021.

Despite near-term uncertainties in the global economy and potential volatility in the copper market, we believe the outlook for copper fundamentals in the medium and long term is favorable, with third-party studies indicating that demand for copper may double in 15 years as a result of global decarbonization trends. We believe substantial new mine supply development will be required to meet the goals of the global energy transition, and higher copper prices will be required to support new mine supply development.



WORLD'S LARGEST MOLYBDENUM PRODUCER

Freeport is a leader in the molybdenum industry. In 2022, Freeport produced 85 million pounds, with about 60% as a by-product from copper mines in North America and South America and the balance from two primary molybdenum mines that Freeport operates in Colorado (Climax shown at left). Our molybdenum team also operates downstream processing facilities to produce products used in a broad range of metallurgical, specialty steel and chemical applications.



DURING 2022, FREEPORT ACHIEVED ANOTHER YEAR OF GROWTH IN PRODUCTION VOLUMES AND ENHANCED OUR POSITION AS A LEADING PRODUCER OF COPPER. OUR GLOBAL TEAM FOCUSED ON EFFECTIVE EXECUTION AND DROVE RESULTS IN A VOLATILE MACROECONOMIC ENVIRONMENT.

The Morenci mine in Arizona is one of the world's top copper producing mines

2022 HIGHLIGHTS

4.2
BILLION LBS
2022 consolidated copper sales

11%
INCREASE
Year over year change in copper sales

1.8
MILLION OZS
2022 consolidated gold sales

34%
INCREASE
Year over year change in gold sales

NORTH AMERICA MINING

In North America, FCX operates seven open-pit copper mines — Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico; and two molybdenum mines — Henderson and Climax in Colorado. Molybdenum concentrate, gold and silver are also produced by certain of FCX's North America copper mines.

FCX has substantial mineral reserves and future opportunities in the United States (U.S.), primarily associated with existing mining operations. Lone Star is increasing its operating rates to achieve targeted production of 300 million pounds of copper per year from oxide ores in 2023 (compared with the initial design capacity of 200 million pounds of copper per year). The oxide project at Lone Star advances the opportunity for development of the underlying, large-scale sulfide resources. FCX is conducting follow-on exploration in the area to support metallurgical testing and mine development planning for a potential significant long-term investment to build additional scale on an economically attractive basis. The timing of future development will be dependent on market conditions, labor and supply chain considerations and other economic factors.

North America's consolidated copper sales totaled 1.47 billion pounds in 2022 and 1.44 billion pounds in 2021.

Consolidated molybdenum sales, including sales of molybdenum produced at FCX's North America and South America copper mines, totaled 75 million pounds in 2022 and 82 million pounds in 2021.



FUTURE GROWTH OPPORTUNITY

Freeport is planning an expansion to double the concentrator capacity of the Bagdad operation in northwest Arizona. Freeport is engaging stakeholders and is conducting a feasibility study, which is expected to be completed in 2023.

LEACH INNOVATION INITIATIVES PROVIDE POTENTIAL OPPORTUNITIES FOR FREEPORT TO PRODUCE INCREMENTAL COPPER BY INCREASING RECOVERIES FROM ITS LARGE EXISTING LEACH STOCKPILES AND LOWER-GRADE MATERIAL CURRENTLY CLASSIFIED AS WASTE.

At Lone Star we are increasing the stacking rate on the leach pad to achieve targeted annual production of approximately 300 million pounds

ADVANCING NEW LEACH TECHNOLOGIES

38
BILLION LBS
Contained copper in leach stockpiles unrecoverable by traditional leach methods and not included in our mineral reserves and mineral resources

200
MILLION LBS
Identified opportunities to achieve annual run rate by year-end 2023

LOWER CARBON AND WATER-INTENSITY FOOTPRINT


LEACH TO THE LAST DROP

SOUTH AMERICA MINING

FCX operates two copper mines in South America — Cerro Verde in Peru and El Abra in Chile. In addition to copper, the Cerro Verde mine produces molybdenum concentrate and silver.

Increased operating rates at Cerro Verde and higher mining and stacking activities at El Abra resulted in a 12% increase in copper production from South America mining for the year 2022, compared with the year 2021 (which was impacted by COVID-19 protocols).

El Abra's large sulfide resource supports a potential major mill project similar to the large-scale concentrator constructed at Cerro Verde in 2015. Technical and economic studies continue to be evaluated to determine optimal scope and timing of the sulfide project.

Consolidated copper sales from FCX's South America mines of 1.2 billion pounds in 2022 were higher than 1.1 billion pounds reported in 2021, primarily reflecting increased mining and milling rates at Cerro Verde.



FUTURE GROWTH OPPORTUNITY

El Abra's large sulfide resource in Chile supports a major mill expansion project similar to the large-scale concentrator constructed at Cerro Verde in 2015. Freeport is advancing plans to invest in water infrastructure to provide options to extend existing operations, while continuing to monitor potential changes in Chile's regulatory and fiscal matters.



DURING 2022, CERRO VERDE EXCEEDED ITS TARGETED MILL THROUGHPUT RATE OF 400,000 METRIC TONS OF ORE PER DAY, RESULTING IN INCREASED PRODUCTION OF COPPER AND MOLYBDENUM COMPARED TO 2021.

A conveyor at Cerro Verde delivers ore to the concentrator

2022 HIGHLIGHTS

1.2
BILLION LBS
2022 consolidated copper sales

10%
INCREASE
Year-over-year change in copper sales

31.7
BILLION LBS
Estimated recoverable proven and probable copper mineral reserves as of December 31, 2022

28%
FCX COPPER RESERVES IN SOUTH AMERICA

INDONESIA MINING

Through its subsidiary, PT Freeport Indonesia (PT-FI), FCX operates one of the world's largest copper and gold mines at the Grasberg minerals district in Central Papua, Indonesia. PT-FI produces copper concentrate that contains significant quantities of gold and silver. FCX has a 48.76% ownership interest in PT-FI and manages its mining operations. PT-FI's results are consolidated in FCX's financial statements.

Under the terms of the divestment agreement and related documents entered into in 2018, FCX's economic interest in PT-FI approximated 81% through 2022, and beginning January 1, 2023, FCX's economic interest in PT-FI is 48.76%. This arrangement was developed to replicate the economics of PT-FI's former joint venture partner interests, which were acquired by the Indonesia government in 2018.

PT-FI currently has three underground operating mines in the Grasberg minerals district: Grasberg Block Cave, Deep Mill Level Zone and Big Gossan. Long-term mine development activities are ongoing for PT-FI's Kucing Liar deposit in the Grasberg minerals district, which is expected to produce over 6 billion pounds of copper and 6 million ounces of gold between 2028 and the end of 2041. Pre-production development activities commenced in 2022 and are expected to continue over an approximate 10-year timeframe.

Higher consolidated sales of 1.6 billion pounds of copper and 1.8 million ounces of gold in 2022, compared with 1.3 billion pounds of copper and 1.3 million ounces of gold in 2021, primarily reflect increased operating rates at the Grasberg minerals district, partly offset by lower copper ore grades.

FUTURE GROWTH OPPORTUNITY

Development at the Kucing Liar copper and gold deposit is advancing. The learnings from our Grasberg underground development are providing efficiencies. Similar to the Grasberg development, this is a long-term project, which will benefit from substantial shared infrastructure and PT-FI's experience and long-term success in block-cave mining, with initial production expected near the end of the decade.

UNIT NET CASH COST
$/lb of Cu

2019	2020	2021	2022
$1.28	$0.43	$0.19	$0.09

PT FREEPORT INDONESIA HAS SUCCESSFULLY AND MATERIALLY GROWN PRODUCTION LEVELS AND IS SUSTAINING LARGE-SCALE, LOW-COST PRODUCTION AT THE WORLD'S LARGEST UNDERGROUND MINING COMPLEX.

PT Freeport Indonesia developed over 350 miles of tunneling to support underground production

UNDERGROUND ORE TO MILL
thousands of metric tons per day



2019	2020	2021	2022
50	87	145	187

COPPER PRODUCTION
billions of pounds



2019	2020	2021	2022
0.6	0.8	1.3	1.6

GOLD PRODUCTION
millions of ounces



2019	2020	2021	2022
0.9	0.8	1.4	1.8

MINING RESERVES AND MINERALIZED MATERIAL

FCX has significant mineral reserves, mineral resources and future development opportunities within its portfolio of mining assets. FCX's estimated consolidated recoverable proven and probable mineral reserves from its mines at December 31, 2022, included 111.0 billion pounds of copper, 26.9 million ounces of gold, 3.53 billion pounds of molybdenum and 340 million ounces of silver, which were determined using metal price assumptions of $3.00 per pound for copper, $1,500 per ounce for gold, $12 per pound for molybdenum and $20 per ounce for silver.

In addition to the estimated consolidated recoverable proven and probable mineral reserves, FCX's estimated mineral resources (including measured, indicated and inferred resources) at December 31, 2022, which were assessed using $3.50 per pound for copper, totaled 235 billion pounds of incremental contained copper. FCX continues to pursue opportunities to convert these resources into mineral reserves, future production volumes and cash flow.

ESTIMATED CONSOLIDATED RECOVERABLE PROVEN AND PROBABLE RESERVES

CONSOLIDATED COPPER RESERVES BY REGION
111.0 billion lbs as of December 31, 2022



44%
NORTH AMERICA

28%
INDONESIA

28%
SOUTH AMERICA



FREEPORT'S MINING EXPLORATION ACTIVITIES ARE PRIMARILY ASSOCIATED WITH ITS EXISTING MINES, FOCUSING ON OPPORTUNITIES TO EXPAND RESERVES AND RESOURCES TO SUPPORT DEVELOPMENT OF ADDITIONAL FUTURE PRODUCTION CAPACITY.

Drilling at the Lone Star mine in Arizona

LONG-LIVED ASSET BASE

111
BILLION LBS
Estimated consolidated recoverable proven and probable copper mineral reserves as of December 31, 2022

$3.00
PER LB
Copper price used to determine recoverable reserves

25+
YEARS
Implied reserve life for copper

235
BILLION LBS
Estimated incremental copper resources on a contained basis as of December 31, 2022

FINANCIAL PERFORMANCE

FCX believes the actions it has taken in recent years to build a solid balance sheet, successfully expand low-cost operations and maintain flexible organic growth options while maintaining sufficient liquidity, will allow it to continue to execute its business plans in a prudent manner during periods of economic uncertainty while preserving substantial future asset values. FCX expects to maintain a solid balance sheet and strong liquidity position as it focuses on building long-term value in its business, executing its operating plans safely, responsibly and efficiently, and prudently managing costs and capital expenditures.

Operating Cash Flows and Liquidity

FCX generated consolidated operating cash flows of $5.1 billion in 2022. At December 31, 2022, FCX had consolidated total debt of $10.6 billion, consolidated cash and cash equivalents of $8.1 billion, and no borrowings and $3.0 billion available under its revolving credit facility. In addition, PT-FI and Cerro Verde have $1.3 billion and $350 million, respectively, of availability under their respective revolving credit facilities.

Based on current sales volume and cost estimates, and assuming average prices of $4.00 per pound of copper, $1,900 per ounce of gold and $20.00 per pound of molybdenum, consolidated operating cash flows are estimated to approximate $7.2 billion in 2023. The impact of copper price changes during 2023 on operating cash flows would approximate $440 million for each $0.10 per pound change in the average price of copper.

Investing Activities

FCX's capital expenditures totaled $3.5 billion in 2022, including $1.7 billion for major mining projects primarily associated with the underground development activities in the Grasberg minerals district and $0.8 billion for the Indonesia smelter projects.

Capital expenditures are expected to approximate $5.2 billion in 2023, including $2.3 billion for major mining projects and $1.8 billion for Indonesia smelter projects. Projected capital expenditures for major mining projects include $1.3 billion for planned projects, primarily associated with underground development activities in the Grasberg minerals district and

supporting mill and power capital costs, and $1.0 billion for discretionary growth projects.

Capital expenditures for the Indonesia smelter projects are being funded with proceeds from PT-FI's senior notes and its available revolving credit facility.

Financing Transactions

Net borrowings of debt totaled $1.2 billion in 2022, primarily associated with PT-FI's $3.0 billion senior notes offering, partly offset by FCX's purchase of its senior notes in open market transactions ($1.0 billion), and the repayment of borrowings under PT-FI's term loan ($0.6 billion) and Cerro Verde's term loan ($0.3 billion).

Financial Policy

FCX's financial policy is aligned with its strategic objectives of maintaining a solid balance sheet and increasing cash returns to shareholders while advancing opportunities for future growth. The policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interests would be allocated to shareholder returns and the balance to debt reduction and investments in value enhancing growth projects, subject to FCX maintaining its net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding project net debt for additional smelting capacity in Indonesia). FCX's Board of Directors (Board) will review the structure of the performance-based payout framework at least annually.

Based on current market conditions, the base and variable dividends on FCX's common stock are anticipated to total $0.60 per share for 2023 (including the dividends paid on February 1, 2023), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend. The declaration and payment of dividends (base or variable) is at the discretion of the Board and will depend on FCX's financial results, cash requirements, global economic conditions and other factors deemed relevant by the Board.



THROUGH THE COMBINATION OF CASH DIVIDENDS AND SHARE REPURCHASES, WE NEARLY TRIPLED OUR YEAR-OVER-YEAR CASH RETURNS TO SHAREHOLDERS IN 2022.

Copper cathode produced at Safford in Arizona

SHAREHOLDER RETURNS

$1.3
BILLION

Net debt at year-end 2022, excluding net debt associated with the Indonesia smelter projects

~50%
FREE CASH FLOW

To be returned to shareholders under performance-based payout framework

$0.60
PER SHARE
IN COMMON STOCK DIVIDENDS

FCX paid $0.30 per share in base dividends and $0.30 per share in variable dividends in 2022

$2.2
BILLION

Cash returned to shareholders during 2022, including dividends and share repurchases

SUSTAINABILITY

FCX supplies over 9% of the world's mined copper. As global decarbonization accelerates, demand for copper is expected to increase. FCX is committed to meeting growing demand through its sustainability strategy — Accelerate the Future, Responsibly. This strategy recognizes the vital role FCX plays in global progress and its dedication to continuously advance the responsible production of its products.

FCX's sustainability strategy is supported by its environmental, social and governance (ESG) commitments which, in alignment with its business objectives, seek to enhance responsible production practices at its sites around the world. Fundamental to this work is the health, safety and well-being of its workforce and host communities where it operates. FCX seeks to work collaboratively with its stakeholders to support shared value creation and to recognize, respect and promote human rights everywhere it conducts business. FCX is dedicated to effective environmental management and stewardship, which are key to ensuring the long-term viability of its business, including maintaining the necessary support from communities and governments.

One of the ways FCX demonstrates its responsible production performance is through the Copper Mark, a comprehensive assurance framework developed specifically for the copper industry. To achieve the Copper Mark, each site is required to complete an independent external assurance process to assess conformance with 32 ESG criteria. Awarded sites must be revalidated every three years.

FCX has achieved the Copper Mark at all 12 of its copper producing sites globally. In addition, following the extension of the Copper Mark framework to molybdenum producers in 2022, FCX's two primary molybdenum mines and its four copper mines that produce by-product molybdenum were awarded the Molybdenum Mark.

To learn more, please see FCX's 2022 Annual Report on Sustainability, available at fcx.com/sustainability.



COMMUNITY INVESTMENTS FOCUS ON RESILIENCE

FCX's strategic community investments seek to advance education and skill-building, economic opportunity, and community-level capacity building. DreamBuilder is a free online entrepreneurship training program developed for women who want to start or grow their own small business. DreamBuilder is a partnership between the Freeport-McMoRan Foundation and the Thunderbird School of Global Management.

FCX HAS ACHIEVED THE COPPER MARK AT ALL 12 COPPER OPERATIONS:

Atlantic Copper smelter and refinery in Spain
Bagdad mine in Arizona, U.S.
Cerro Verde mine in Peru
Chino mine in New Mexico, U.S.
El Abra mine in Chile
El Paso refinery and rod mill in Texas, U.S.
Miami mine, smelter and rod mill in Arizona, U.S.
Morenci mine in Arizona, U.S.
PT Freeport Indonesia
Safford mine in Arizona, U.S.
Sierrita mine in Arizona, U.S.
Tyrone mine in New Mexico, U.S.

FCX HAS ACHIEVED THE MOLYBDENUM MARK AT THE FOLLOWING OPERATIONS:

Bagdad mine in Arizona, U.S.*
Cerro Verde mine in Peru*
Climax mine in Colorado, U.S.
Henderson mine in Colorado, U.S.
Morenci mine in Arizona, U.S.*
Sierrita mine in Arizona, U.S.*

* Indicates sites that produce molybdenum as a by-product.


THE COPPER MARK
RESPONSIBLY PRODUCED COPPER
THE POWER OF COPPER
FREEPORT
FOREMOST IN COPPER

COMMUNITY INVESTMENTS

$177 MILLION
2022 total investment

$2.3 BILLION
Cumulative investment since 2009

THE COPPER MARK® RESPONSIBLY PRODUCED COPPER

CLIMATE STRATEGY

The copper that FCX produces is essential to new and existing technologies that will support global efforts to decarbonize. FCX is dedicated to supplying responsibly produced copper to support the energy transition, which includes managing and mitigating its greenhouse gas (GHG) emissions and other climate-related risks and impacts.

FCX is advancing important initiatives to reduce its GHG emissions, improve energy efficiency, evaluate and integrate the use of lower carbon and renewable energy and enhance its resilience to future climate-related risks. Building upon its 2021 momentum, in 2022 FCX progressed evaluation options to replace PT-FI's coal-fired power plant, advanced studies on sea level rise and other potential physical risks, continued to collaborate with suppliers to support innovation in equipment and technology and completed a multi-year Scope 3 GHG emissions inventory review. FCX has committed to 2030 GHG emissions reduction targets that collectively cover nearly 100% of its Scope 1 and 2 GHG emissions.

FCX recognizes that climate change poses considerable near- and long-term challenges for society and for FCX's operational and financial performance. Mining is energy intensive and generates significant GHG emissions that contribute to climate change. This is why FCX aspires to participate in — and positively contribute to — a 2050 net zero economy. FCX is continuing to advance its climate strategy by collaborating and innovating in order to take practical, responsible steps toward an eventual net zero mining future.

Learn more about FCX's climate strategy and progress in its most recent Climate Report, available at fcx.com/sustainability.



ADVANCING ELECTRIFICATION OF EQUIPMENT

New technological solutions and innovations — many of which will be driven by industry and value chain collaboration — will continue to be required in order for FCX to advance its climate strategy objectives. FCX partners with its equipment manufacturers to advance viable solutions and is actively trialing diesel-electric, ultra-class haul trucks at its Cerro Verde operations in Peru. These trucks have a larger capacity, enable fewer trips per ton of material moved, and use an electric drive which provides the potential to convert to fully electric power in the future.



AS ONE OF THE WORLD'S LARGEST COPPER PRODUCERS, FCX UNDERSTANDS ITS CRITICAL ROLE IN THE LOW-CARBON ENERGY TRANSITION.

Mangrove forests are revegetated in Central Papua, Indonesia

CLIMATE STRATEGY PILLARS

REDUCTION

FCX strives to reduce, manage and mitigate its GHG emissions where possible. FCX currently has four 2030 GHG emissions reduction targets which, collectively, cover nearly 100% of its global (Scope 1 and 2) emissions.

RESILIENCE

FCX strives to enhance its resilience to climate change risks (both physical and transitional) for its current and future operations, its host communities and its stakeholders.

CONTRIBUTION

FCX strives to be a positive contributor beyond its operational boundaries by responsibly producing and supplying the copper that will support the technologies needed to enable the energy transition.

BOARD OF DIRECTORS

Richard C. Adkerson
Chairman of the Board
and Chief Executive Officer
Freeport-McMoRan Inc.

Dustan E. McCoy [2]
Lead Independent Director
Freeport-McMoRan Inc.
Retired Chairman and
Chief Executive Officer
Brunswick Corporation

David P. Abney [1, 2]
Retired Chairman and
Chief Executive Officer
United Parcel Service, Inc.

Marcela E. Donadio [1, 3]
Retired Partner
and Americas Oil & Gas Sector Leader
Ernst & Young LLP

Robert W. "Bob" Dudley [3, 4]
Retired Group Chief Executive
BP, p.l.c.

Hugh Grant [2]
Retired Chairman of the Board,
President and Chief Executive Officer
Monsanto Company

Lydia H. Kennard [3, 4]
President and Chief Executive Officer
KDG Construction Consulting
and Quality Engineering Solutions

Ryan M. Lance [4]
Chairman and Chief Executive Officer
ConocoPhillips

Sara Grootwassink Lewis [1]
Retired Chief Executive Officer
Lewis Corporate Advisors

Kathleen L. Quirk
President
Freeport-McMoRan Inc.

John J. Stephens [1]
Retired Senior Executive Vice President
and Chief Financial Officer
AT&T Inc.

Frances Fragos Townsend [4]
Senior Counsel and Former Executive
Vice President for Corporate Affairs
Activision Blizzard, Inc.

EMERITUS MEMBER:
Dr. Henry A. Kissinger
Director Emeritus

BOARD COMMITTEES:
1) Audit Committee
2) Compensation Committee
3) Governance Committee
4) Corporate Responsibility Committee

EXECUTIVE OFFICERS

Richard C. Adkerson
Chairman of the Board
and Chief Executive Officer

Kathleen L. Quirk
President

Maree E. Robertson
Senior Vice President and
Chief Financial Officer

Douglas N. Currault II
Senior Vice President and
General Counsel

Stephen T. Higgins
Senior Vice President and
Chief Administrative Officer

SENIOR LEADERSHIP

Operations

Mark J. Johnson
Director and Executive Vice President
PT Freeport Indonesia
President and Chief Operating Officer
Freeport-McMoRan Indonesia

Joshua F. "Josh" Olmsted
President and Chief Operating Officer
Freeport-McMoRan Americas

A. Cory Stevens
President
Freeport-McMoRan Mining Services

Michael J. Kendrick
President
Climax Molybdenum Co.

Javier Targhetta
President, Atlantic Copper S.L.U.
Senior Vice President, FCX
(Concentrates)

Clayton A. "Tony" Wenas
President Director
PT Freeport Indonesia

Administration

Robert R. Boyce
Vice President and Treasurer

William E. Cobb
Vice President and
Chief Sustainability Officer

Pamela Q. Masson
Vice President and
Chief Human Resources Officer

Ellie L. Mikes
Vice President and
Chief Accounting Officer

Bertrand L. Odinet, II
Vice President, Chief Information
Officer and Chief Innovation Officer

Internal Auditors
Deloitte & Touche LLP

TABLE OF CONTENTS

Years Ended December 31,	2022	2021	2020	2019	2018
CONSOLIDATED MINING					
Copper (millions of recoverable pounds)					
Production	4,210	3,843	3,206	3,247	3,813
Sales, excluding purchases	4,213	3,807	3,202	3,292	3,811
Average realized price per pound	$ 3.90	$ 4.33	$ 2.95	$ 2.73	$ 2.91
Gold (thousands of recoverable ounces)					
Production	1,811	1,381	857	882	2,439
Sales, excluding purchases	1,823	1,360	855	991	2,389
Average realized price per ounce	$ 1,787	$ 1,796	$ 1,832	$ 1,415	$ 1,254
Molybdenum (millions of recoverable pounds)					
Production	85	85	76	90	95
Sales, excluding purchases	75	82	80	90	94
Average realized price per pound	$ 18.71	$ 15.56	$ 10.20	$ 12.61	$ 12.50
NORTH AMERICA COPPER MINES					
Operating Data, Net of Joint Venture Interests[a]					
Copper (millions of recoverable pounds)					
Production	1,467	1,460	1,418	1,457	1,404
Sales, excluding purchases	1,469	1,436	1,422	1,442	1,428
Average realized price per pound	$ 4.08	$ 4.30	$ 2.82	$ 2.74	$ 2.96
Molybdenum (millions of recoverable pounds)					
Production	29	34	33	32	32
100% Operating Data					
Leach operations					
Leach ore placed in stockpiles (metric tons per day)	676,400	665,900	714,300	750,900	681,400
Average copper ore grade (%)	0.29	0.29	0.27	0.23	0.24
Copper production (millions of recoverable pounds)	1,019	1,056	1,047	993	951
Mill operations					
Ore milled (metric tons per day)	294,200	269,500	279,700	326,100	301,000
Average ore grade (%):					
Copper	0.37	0.38	0.35	0.34	0.35
Molybdenum	0.02	0.03	0.02	0.02	0.02
Copper recovery rate (%)	81.8	81.2	84.1	87.0	87.8
Copper production (millions of recoverable pounds)	695	649	647	748	719
SOUTH AMERICA MINING					
Copper (millions of recoverable pounds)					
Production	1,176	1,047	979	1,183	1,249
Sales	1,162	1,055	976	1,183	1,253
Average realized price per pound	$ 3.80	$ 4.34	$ 3.05	$ 2.71	$ 2.87
Molybdenum (millions of recoverable pounds)					
Production	23	21	19	29	28
Leach operations					
Leach ore placed in stockpiles (metric tons per day)	163,000	163,900	160,300	205,900	195,200
Average copper ore grade (%)	0.35	0.32	0.35	0.37	0.33
Copper production (millions of recoverable pounds)	302	256	241	268	287
Mill operations					
Ore milled (metric tons per day)	409,200	380,300	331,600	393,100	387,600
Average ore grade (%):					
Copper	0.32	0.31	0.34	0.36	0.38
Molybdenum	0.01	0.01	0.01	0.02	0.01
Copper recovery rate (%)	85.3	87.3	84.3	83.5	84.3
Copper production (millions of recoverable pounds)	874	791	738	916	962

a. Amounts are net of Morenci's joint venture partners' undivided interest.

Years Ended December 31,	2022	2021	2020	2019	2018
INDONESIA MINING					
Operating Data[a]					
Copper (millions of recoverable pounds)					
Production	1,567	1,336	809	607	1,160
Sales	1,582	1,316	804	667	1,130
Average realized price per pound	$ 3.80	$ 4.34	$ 3.08	$ 2.72	$ 2.89
Gold (thousands of recoverable ounces)					
Production	1,798	1,370	848	863	2,416
Sales	1,811	1,349	842	973	2,366
Average realized price per ounce	$ 1,787	$ 1,796	$ 1,832	$ 1,416	$ 1,254
100% Operating Data					
Ore milled (metric tons per day)	192,600	151,600	87,700	110,100	178,100
Average ore grade:					
Copper (%)	1.19	1.30	1.32	0.84	0.98
Gold (grams per metric ton)	1.05	1.04	1.10	0.93	1.58
Recovery rates (%):					
Copper	90.0	89.8	91.9	88.4	91.8
Gold	77.7	77.0	78.1	75.0	84.7
Production:					
Copper (millions of recoverable pounds)	1,567	1,336	809	607	1,227
Gold (thousands of recoverable ounces)	1,798	1,370	848	863	2,697
MOLYBDENUM MINES					
Ore milled (metric tons per day)	26,100	21,800	20,700	30,100	27,900
Average molybdenum ore grade (%)	0.18	0.19	0.17	0.14	0.18
Molybdenum production (millions of recoverable pounds)	33	30	24	29	35

a. Prior to December 21, 2018, PT Freeport Indonesia (PT-FI) had an unincorporated joint venture with Rio Tinto; 2018 operating data is net of Rio Tinto's joint venture interest.

In Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk (MD&A), "we," "us" and "our" refer to Freeport-McMoRan Inc. and its consolidated subsidiaries. The results of operations reported and summarized below are not necessarily indicative of future operating results (refer to "Cautionary Statement" below for further discussion). References to "Notes" are Notes included in our Notes to Consolidated Financial Statements. Throughout MD&A, all references to earnings or losses per share are on a diluted basis.

This section of our Form 10-K discusses the results of operations for the years 2022 and 2021 and comparisons between these years. Discussion of the results of operations for the year 2020 and comparisons between the years 2021 and 2020 are not included in this Form 10-K and can be found in Items 7. and 7A. "Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures About Market Risk" contained in Part II of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

OVERVIEW

We are a leading international mining company with headquarters in Phoenix, Arizona. We operate large, long-lived, geographically diverse assets with significant proven and probable mineral reserves of copper, gold and molybdenum. We are one of the world's largest publicly traded copper producers. Our portfolio of assets includes the Grasberg minerals district in Indonesia, one of the world's largest copper and gold deposits; and significant mining operations in North America and South America, including the large-scale Morenci minerals district in Arizona and the Cerro Verde operation in Peru.

Our results for 2022 reflect solid execution of our operating plan, which resulted in strong operating performance and cash flow generation allowing for increased cash returns to shareholders. Our execution led to growth in consolidated copper and gold production and sales volumes when compared to the prior year. Despite lower average realized copper prices, increased production and delivery costs, and economic uncertainty, we continued to generate positive operating income and operating cash flows. We believe the actions we have taken in recent years to build a solid balance sheet, successfully expand low-cost operations, and maintain flexible organic growth options while maintaining liquidity allow us to continue to execute our business plans in a prudent manner and preserve substantial future asset values.

Net income attributable to common stock totaled $3.5 billion in 2022 and $4.3 billion in 2021. Our results in 2022, compared to 2021, primarily reflect lower average realized copper prices and increased costs for energy, sulfuric acid, and maintenance and supplies, partly offset by higher copper and gold sales volumes. Refer to

"Consolidated Results" for discussion of items impacting our consolidated results for the two years ended December 31, 2022.

At December 31, 2022, we had consolidated debt of $10.6 billion and consolidated cash and cash equivalents of $8.1 billion, resulting in net debt of $2.5 billion ($1.3 billion excluding net debt for the greenfield smelter and precious metals refinery (PMR) in Indonesia—collectively, the Indonesia smelter projects). Refer to "Net Debt" for reconciliations of consolidated debt and consolidated cash and cash equivalents to net debt.

During 2022, we purchased approximately $1.1 billion aggregate principal amount of our senior notes in open-market transactions for a total cost of $1.0 billion, resulting in annual cash interest savings of approximately $50 million. In October 2022, we entered into a $3.0 billion revolving credit facility that matures in October 2027 and replaced our prior revolving credit facility. At December 31, 2022, we had no borrowings and $3.0 billion available under our revolving credit facility, and PT Freeport Indonesia (PT-FI) and Cerro Verde had $1.3 billion and $350 million, respectively, of availability under their revolving credit facilities. Refer to Note 8 and "Capital Resources and Liquidity" for further discussion.

During 2022, we acquired 35.1 million shares of our common stock under our share repurchase program for a total cost of $1.3 billion ($38.36 average cost per share) and declared cash dividends totaling $0.60 per share on our common stock (which included both base and variable, performance-based cash dividends). Approximately $3.2 billion remains available under our $5.0 billion share repurchase program. Refer to Note 10 and "Capital Resources and Liquidity" for further discussion.

We have significant mineral reserves, mineral resources and future development opportunities within our portfolio of mining assets. At December 31, 2022, our estimated consolidated recoverable proven and probable mineral reserves totaled 111.0 billion pounds of copper, 26.9 million ounces of gold and 3.53 billion pounds of molybdenum. Refer to Note 17 and "Critical Accounting Estimates—Mineral Reserves" for further discussion.

During 2022, production from our mines totaled 4.2 billion pounds of copper, 1.8 million ounces of gold and 85 million pounds of molybdenum. Following is the allocation of our consolidated copper, gold and molybdenum production in 2022 by geographic location:

	Copper	Gold	Molybdenum
North America	35%	1%	73%[a]
South America	28	—	27
Indonesia	37	99	—
	100%	100%	100%

a. Our North America copper mines produced 34% of consolidated molybdenum production, and our Henderson and Climax molybdenum mines produced 39%.

Copper production from the Morenci mine in North America, Cerro Verde mine in Peru and the Grasberg minerals district in Indonesia together totaled 75% of our consolidated copper production in 2022.

OUTLOOK

Our financial results vary as a result of fluctuations in market prices primarily for copper, gold and, to a lesser extent, molybdenum, as well as other factors. World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Beginning in 2020, with the onset of the COVID-19 pandemic, and continuing in 2022 because of a series of macro-economic factors, there has been significant volatility in the financial and commodities markets, including the copper market. Market sentiment improved beginning in late 2022 and we believe the outlook for copper fundamentals in the medium and long term is favorable. Refer to "Markets" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion. Because we cannot control the price of our products, the key measures that management focuses on in operating our business are sales volumes, unit net cash costs, operating cash flows and capital expenditures. In addition to the measures noted below and as further discussed in Note 3, beginning January 1, 2023, our economic interest in PT-FI changes from approximately 81% to 48.76%, and accordingly, net income attributable to noncontrolling interests is expected to increase in 2023.

Sales Volumes. Following are our projected consolidated sales volumes for 2023 and actual consolidated sales volumes for 2022:

	2023 (Projected)	2022 (Actual)
Copper (millions of recoverable pounds):		
North America copper mines	1,460	1,469
South America mining	1,200	1,162
Indonesia mining	1,500	1,582
Total	4,160	4,213
Gold (thousands of recoverable ounces)	1,700	1,823
Molybdenum (millions of recoverable pounds)	80[a]	75

a. Includes 50 million pounds from our North America and South America copper mines and 30 million pounds from our Molybdenum mines.

Projected sales volumes are dependent on operational performance, weather-related conditions, timing of shipments, PT-FI's continued ability to export copper concentrate, including the extension of PT-FI's export license after March 19, 2023, PT Smelting and PT-FI's continued ability to export anode slimes and other factors.

Since February 11, 2023, PT-FI's operations have been temporarily disrupted because of significant rainfall and landslides, which restricted access to infrastructure near its milling operations. Recovery activities are in progress to clear debris from the affected areas and PT-FI is in the process of gradually resuming operations. Operations are expected to be fully restored by the end of February 2023.

As a result of this disruption, we expect our first-quarter 2023 sales volumes to be lower than previously expected. If PT-FI is not able to resume operations as currently expected or on our anticipated timeline, our results of operations may be further impacted.

For further discussion of the February 2023 weather event at PT-FI's operations and other important factors that could cause results to differ materially from projections, refer to "Cautionary Statement" below and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022.

Consolidated Unit Net Cash Costs. Our operations have been impacted by inflationary cost pressures, including increased costs for energy, sulfuric acid, and maintenance and supplies. Historically, copper prices have been correlated to various input costs, including energy and other commodity-related consumables. During 2022, prices for a number of commodity-related consumables increased at a time when copper prices declined. While prices for a number of commodity-related consumables have retreated from the highs of 2022, most cost elements remain high relative to long-term correlations. In addition, labor constraints, particularly in the United States (U.S.), continue to limit production levels. We plan to continue to carefully manage costs and drive efficiencies to mitigate cost increases.

Assuming average prices of $1,900 per ounce of gold and $20.00 per pound of molybdenum and achievement of current sales volume and cost estimates, consolidated unit net cash costs (net of by-product credits) for our copper mines are expected to average $1.60 per pound of copper in 2023. The impact of price changes on 2023 consolidated unit net cash costs would approximate $0.04 per pound of copper for each $100 per ounce change in the average price of gold and $0.02 per pound of copper for each $2 per pound change in the average price of molybdenum. Quarterly unit net cash costs vary with fluctuations in sales volumes and realized prices, primarily for gold and molybdenum.

Consolidated Operating Cash Flows. Our consolidated operating cash flows vary with sales volumes; prices realized from copper, gold and molybdenum sales; production costs; income taxes; other working capital changes; and other factors. Based on current sales volume and cost estimates, and assuming average prices of $4.00 per pound of copper, $1,900 per ounce of gold and $20.00 per pound of molybdenum, our consolidated operating cash flows are estimated to approximate $7.2 billion (including $0.1 billion of working capital and other sources) for the year 2023. Estimated consolidated operating cash flows in 2023 also reflect a projected income tax provision of $2.5 billion (refer to "Consolidated Results—Income Taxes" for further discussion of our projected income tax rate, including potential impacts of the provisions of the U.S. Inflation Reduction Act of 2022 (the Act), for the year 2023). The impact of price changes during 2023 on operating cash flows would approximate $440 million for each $0.10 per pound change in the average price of copper, $170 million for each $100 per ounce change in the average price of gold and $120 million for each $2 per pound change in the average price of molybdenum.

Consolidated Capital Expenditures. Capital expenditures for the year 2023 are expected to approximate $5.2 billion (including $2.3 billion for major mining projects and $1.8 billion for the Indonesia smelter projects). Projected capital expenditures for major mining projects include $1.3 billion for planned projects primarily associated with underground mine development in the Grasberg minerals district and supporting mill and power capital costs and $1.0 billion for discretionary growth projects (primarily for development of Kucing Liar, a mill recovery project with the installation of a new copper cleaner circuit at PT-FI, an electronic material recycle project at Atlantic Copper and an expansion project at Lone Star). We closely monitor market conditions and will continue to adjust our operating plans, including capital expenditures, to protect our liquidity and preserve our asset values, as necessary.

Capital expenditures for the Indonesia smelter projects are being funded with proceeds from PT-FI's senior notes and its available revolving credit facility. Construction of the additional domestic smelter capacity will result in the elimination of export duties, providing an offset to the economic cost associated with the Indonesia smelter projects.

Noncontrolling Interests. Net income attributable to noncontrolling interests is primarily associated with PT-FI, Cerro Verde and El Abra and totaled $1.0 billion for the year 2022 (which represented 15% of our consolidated income before income taxes). As further described in Note 3, in December 2018, we completed the transaction with the Indonesia government regarding PT-FI's long-term mining rights and share ownership (the 2018 Transaction). The arrangements related to the 2018 Transaction provided for us and the other pre-transaction PT-FI shareholders to initially retain the economics of the revenue and cost sharing arrangements under the former unincorporated joint venture with Rio Tinto plc (Rio Tinto). As a result, our economic interest in PT-FI approximated 81% through 2022, and beginning January 1, 2023, is 48.76% (refer to Note 3 for further discussion of attribution of PT-FI net income). Therefore, beginning in 2023, net income attributable to noncontrolling interests will reflect the noncontrolling parties' 51.24% share of PT-FI net income. Based on current sales volume and cost estimates and assuming average prices of $4.00 per pound of copper, $1,900 per ounce of gold and $20.00 per pound of molybdenum and taking into account the change in our economic interest in PT-FI, net income attributable to noncontrolling interests is estimated to approximate $2.3 billion for the year 2023 (which would represent 29% of our consolidated income before income taxes). The actual amount will depend on many factors, including relative performance of each business segment, commodity prices, costs and other factors.

MARKETS

World prices for copper, gold and molybdenum can fluctuate significantly. During the period from January 2013 through December 2022, the London Metal Exchange (LME) copper settlement price varied from a low of $1.96 per pound in 2016 to a record high of $4.87 per pound in 2022; the London Bullion Market Association (London) PM gold price fluctuated from a low of $1,049 per ounce in 2015 to a record high of $2,067 per ounce in 2020, and the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price ranged from a low of $4.46 per pound in 2015 to a high of $31.37 per pound in 2022. Copper, gold and molybdenum prices are affected by numerous factors beyond our control as described further in Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022.

LME Copper Prices
Through December 31, 2022



This graph presents LME copper settlement prices and the combined reported stocks of copper at the LME, Commodity Exchange Inc., and the Shanghai Futures Exchange from January 2013 through December 2022. For the year 2022, the LME copper settlement prices ranged from a high of $4.87 per pound in March (record high) to a low for the year of $3.18 per pound in July, closed at $3.80 per pound on December 30, 2022, and averaged $3.99 per pound for the year. Current physical market conditions are strong as evidenced by low levels of global exchange stocks, and our global customer base reports continued healthy demand for copper. Improved market sentiment beginning in late 2022 was associated with prospects for improved demand from China, rising demand from global decarbonization initiatives, supply constraints, U.S. dollar exchange rates and low inventories. Despite near-term uncertainties in the global economy and potential volatility in the copper market, we believe the outlook for copper fundamentals in the medium and long term is favorable, with third-party studies indicating that demand for copper may double in 15 years as a result of global decarbonization trends. We believe substantial new mine supply development will be required to meet the goals of the global energy transition, and higher copper prices will be required to support new mine supply development. The LME copper settlement price was $4.12 per pound on January 31, 2023.

We believe long-term fundamentals for copper are favorable and that future demand will be supported by copper's role in the global transition to renewable power, electric vehicles and other carbon-reduction initiatives, and continued urbanization in developing countries. The small number of approved, large-scale projects beyond those that have been announced, the long lead times required to permit and build new mines and declining ore grades at existing operations continue to highlight the fundamental supply challenges for copper.

London Gold Prices
Through December 31, 2022



This graph presents London PM gold prices from January 2013 through December 2022. For the year 2022, London PM gold prices ranged from a low of $1,629 per ounce in November to a high of $2,039 per ounce in March, averaged $1,800 per ounce and closed at $1,814 per ounce on December 29, 2022. Gold prices were positively impacted at the end of 2022 by market views that the strength of the U.S. dollar will not be sustained. The London PM gold price was $1,924 per ounce on January 31, 2023.

Platts Metals Daily Molybdenum Dealer Oxide Prices
Through December 31, 2022



This graph presents the *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price from January 2013 through December 2022. For the year 2022, the weekly average price for molybdenum ranged from a low of $14.10 per pound in August to a high of $31.37 per pound in December, averaged $18.82 per pound and was $31.37 per pound on December 30, 2022. Higher molybdenum prices at the end of 2022 reflect tight supply and steady demand. The *Platts Metals Daily* Molybdenum Dealer Oxide weekly average price was $36.75 per pound on January 31, 2023.

CRITICAL ACCOUNTING ESTIMATES

MD&A is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The areas requiring the use of management's estimates are also discussed in Note 1 under the subheading "Use of Estimates." Management has reviewed the following discussion of its development and selection of critical accounting estimates with the Audit Committee of our Board of Directors (the Board).

Taxes. Refer to Note 11 and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of our consolidated income taxes.

In preparing our consolidated financial statements, we estimate the actual amount of income taxes currently payable or receivable as well as deferred income tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in income in the period in which such changes are enacted.

Our operations are in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. We and our subsidiaries are subject to reviews of our income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of our contracts or laws. Refer to Note 11 for net charges recorded for historical contested tax matters in Indonesia.

In August 2022, the Act was signed into law, which had no impact on our 2022 financial results. The provisions of the Act are applicable to us beginning January 1, 2023. Additional guidance related to how the Corporate Alternative Minimum Tax (CAMT) provisions of the Act will be applied or otherwise administered is yet to be released by the U.S. Department of the Treasury, and may differ from our interpretations. We will continue to analyze the impacts as additional guidance is available. We expect the CAMT provisions will impact our U.S. tax position, and may further limit our ability to benefit from our U.S. net operating losses (NOLs). Refer to "Consolidated Results" for further discussion of the Act.

We operate in the U.S. and multiple international tax jurisdictions, and our income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any tax position on these returns. Uncertainty in a tax position may arise because tax laws are subject to interpretation. We use significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition.

We have uncertain tax positions related to income tax assessments in Indonesia and Peru, including penalties and interest, which have not been recorded at December 31, 2022. Final taxes paid may be dependent upon many factors, including negotiations with taxing authorities. In certain jurisdictions, we pay a portion of the disputed amount before formally appealing an assessment. Such payment is recorded as a receivable if we believe the amount is collectible. Refer to Note 12 for further discussion.

A valuation allowance is provided for those deferred income tax assets for which the weight of available evidence suggests that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income or loss as well as feasible tax planning strategies in each jurisdiction. If we determine that we will not realize all or a portion of our deferred income tax assets, we will increase our valuation allowance. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced. Our valuation allowances totaled $4.0 billion at December 31, 2022, which covered all of our U.S. foreign tax credits and U.S. federal NOLs, substantially all of our U.S. state NOLs, as well as a portion of our U.S. federal, state and foreign deferred tax assets and foreign NOLs. During 2022, valuation allowances decreased by $102 million.

Environmental Obligations. Refer to Notes 1 and 12, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of environmental obligations, including a summary of changes in our estimated environmental obligations for the three years ended December 31, 2022.

Our current and historical operating activities are subject to various national, state and local environmental laws and regulations that govern the protection of the environment, and compliance with those laws requires significant expenditures. Environmental expenditures are charged to expense or capitalized, depending upon their future economic benefits. The guidance provided by U.S. GAAP requires that liabilities for contingencies be recorded when it is probable that obligations have been incurred, and the cost can be reasonably estimated. At December 31, 2022, environmental obligations recorded in our consolidated balance sheet totaled $1.7 billion, which reflect obligations for environmental liabilities attributed to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) or analogous state programs and for estimated future costs associated with environmental matters.

Accounting for environmental obligations represents a critical accounting estimate because (i) changes to environmental laws and regulations and/or circumstances affecting our operations could result in significant changes to our estimates, which could have a significant impact on our results of operations, (ii) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (iii) calculating the discounted cash flows for certain of our environmental obligations requires management to estimate the amounts and timing of projected cash flows and make long-term assumptions about inflation rates and (iv) changes in estimates used in determining our environmental obligations could have a significant impact on our results of operations.

We perform a comprehensive annual review of our environmental obligations and also review changes in facts and circumstances associated with these obligations at least quarterly. Judgments and estimates are based upon currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not we are a potentially responsible party (PRP), the ability of other PRPs to pay their allocated portions and take into consideration reasonably possible outcomes. Our cost estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, updated cost assumptions (including increases and decreases to cost estimates), changes in the anticipated scope and timing of remediation activities, the settlement of environmental matters, required remediation methods and actions by or against governmental agencies or private parties.

Asset Retirement Obligations. Refer to Notes 1 and 12, and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of reclamation and closure costs, including a summary of changes in our asset retirement obligations (AROs) for the three years ended December 31, 2022.

We record the fair value of our estimated AROs associated with tangible long-lived assets in the period incurred. Fair value is measured as the present value of cash flow estimates after considering inflation and a market risk premium. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible long-lived assets in the period incurred. These cost estimates may differ from financial assurance cost estimates for reclamation activities because of a variety of factors, including obtaining updated cost estimates for reclamation activities, the timing of reclamation activities, changes in scope and the exclusion of certain costs not considered reclamation and closure costs. At December 31, 2022, AROs recorded in our consolidated balance sheet totaled $3.0 billion.

Generally, ARO activities are specified by regulations or in permits issued by the relevant governing authority, and management's judgment is required to estimate the extent and timing of expenditures. Accounting for AROs represents a critical accounting estimate because (i) we will not incur most of these costs for a number of years, requiring us to make estimates over a long period, (ii) reclamation and closure laws and regulations could change in

the future and/or circumstances affecting our operations could change, either of which could result in significant changes to our current plans, (iii) our implementation of the Global Industry Standard on Tailings Management, which could result in changes to our plans and the scope of work required, (iv) the methods used or required to plug and abandon non-producing oil and gas wellbores, remove platforms, tanks, production equipment and flow lines, and restore the wellsite could change, (v) calculating the fair value of our AROs requires management to estimate projected cash flows, make long-term assumptions about inflation rates, determine our credit-adjusted, risk-free interest rates and determine market risk premiums that are appropriate for our operations and (vi) given the magnitude of our estimated reclamation, mine closure and wellsite abandonment and restoration costs, changes in any or all of these estimates could have a significant impact on our results of operations.

Mineral Reserves. Refer to Note 17, and Items 1. and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further information regarding, and risks associated with, our estimated recoverable proven and probable mineral reserves.

Recoverable proven and probable mineral reserves were determined from the application of relevant modifying factors to geological data, in order to establish an operational, economically viable mine plan and have been prepared in accordance with the disclosure requirements of Subpart 1300 of Securities and Exchange Commission Regulation S-K. The determination of mineral reserves involves numerous uncertainties with respect to the ultimate geology of the ore bodies, including quantities, grades and recoveries. Estimating the quantity and grade of mineral reserves requires us to determine the size, shape and depth of our ore bodies by analyzing geological data, such as samplings of drill holes, tunnels and other underground workings. In addition to the geology of our mines, assumptions are required to determine the economic feasibility of mining these reserves, including estimates of future commodity prices and demand, the mining methods we use and the related costs incurred to develop and mine our mineral reserves. Our estimates of recoverable proven and probable mineral reserves are prepared by and are the responsibility of our employees. These estimates are reviewed and verified regularly by independent experts in mining, geology and reserve determination.

Our consolidated estimated recoverable proven and probable mineral reserves shown below were assessed using long-term price assumptions of $3.00 per pound of copper, $1,500 per ounce of gold and $12 per pound of molybdenum at December 31, 2022, compared with long-term price assumptions of $2.50 per pound of copper, $1,200 per ounce of gold and $10 per pound of molybdenum at December 31, 2021. The following table summarizes changes in our estimated consolidated recoverable proven and probable copper, gold and molybdenum mineral reserves during 2022:

	Copper[a] (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
Consolidated reserves at December 31, 2021	107.2	27.1	3.39
Net revisions	8.1[b]	1.6	0.23
Production	(4.2)	(1.8)	(0.08)
Consolidated reserves at December 31, 2022	111.0	26.9	3.53

Note: Totals may not foot because of rounding.
a. Includes estimated recoverable metals contained in stockpiles. See below for additional discussion of recoverable copper in stockpiles.
b. Primarily reflects the impact of a higher long-term price assumption for copper at December 31, 2022, compared with December 31, 2021.

As discussed in Note 1, we depreciate our life-of-mine mining and milling assets and values assigned to proven and probable mineral reserves using the unit-of-production (UOP) method based on our estimated recoverable proven and probable mineral reserves. Because the economic assumptions used to estimate mineral reserves may change from period to period and additional geological data is generated during the course of operations, estimates of mineral reserves may change, which could have a significant impact on our results of operations, including changes to prospective depreciation rates and impairments of long-lived asset carrying values. Based on projected copper sales volumes, if estimated copper reserves at our mines were 10% higher at December 31, 2022, we estimate that our annual depreciation, depletion and amortization (DD&A) expense for 2023 would decrease by approximately $106 million (approximately $39 million to net income attributable to common stock), and a 10% decrease in copper reserves would increase DD&A expense by approximately $130 million (approximately $47 million to net income attributable to common stock). We perform annual assessments of our existing assets in connection with the review of mine operating and development plans. If it is determined that assigned asset lives do not reflect the expected remaining period of benefit, any change could affect prospective DD&A rates.

As discussed below and in Note 1, we review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable, and changes to our estimates of recoverable proven and probable mineral reserves could have an impact on our assessment of asset recoverability.

Recoverable Copper in Stockpiles. Refer to Note 1 for further discussion of our accounting policy for recoverable copper in stockpiles and to Note 4 and "Consolidated Results" for discussion of adjustments to stockpile inventory volumes.

We record, as inventory, applicable costs for copper contained in mill and leach stockpiles that are expected to be processed in the future based on proven processing technologies. Mill and leach stockpiles are evaluated periodically to ensure that they are stated at the lower of weighted-average cost or net realizable value (NRV).

Accounting for recoverable copper from mill and leach stockpiles represents a critical accounting estimate because (i) it is impracticable to determine copper contained in mill and leach stockpiles by physical count, thus requiring management to employ reasonable estimation methods and (ii) recoveries from leach stockpiles can vary significantly.

At December 31, 2022, estimated consolidated recoverable copper was 1.8 billion pounds in leach stockpiles (with a carrying value of $2.2 billion) and 0.3 billion pounds in mill stockpiles (with a carrying value of $0.4 billion).

Impairment of Long-Lived Assets. As discussed in Note 1, we assess the carrying values of our long-lived mining assets when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. In evaluating our long-lived mining assets for recoverability, we use estimates of pre-tax undiscounted future cash flows of our mines.

Estimates of future cash flows are derived from current business plans, which are developed using near-term metal price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near- and long-term metal price assumptions, other key assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the mineral reserves; value beyond proven and probable mineral reserve estimates; and the use of appropriate discount rates in the measurement of fair value. We believe our estimates and models used to determine fair value are similar to what a market participant would use. As quoted market prices are unavailable for our individual mining operations, fair value is determined through the use of after-tax discounted estimated future cash flows.

During the two-year period ended December 31, 2022, no material impairments of our long-lived mining assets were recorded.

In addition to decreases in future metal price assumptions, other events that could result in future impairment of our long-lived mining assets include, but are not limited to, decreases in estimated recoverable proven and probable mineral reserves and any event that might otherwise have a material adverse effect on mine site production levels or costs. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022.

CONSOLIDATED RESULTS

Years Ended December 31,	2022	2021
SUMMARY FINANCIAL DATA (in millions, except per share amounts)		
Revenues[a,b]	$22,780	$22,845
Operating income[a]	$ 7,037	$ 8,366
Net income attributable to common stock[c]	$ 3,468[d]	$ 4,306[e]
Diluted net income per share attributable to common stock	$ 2.39	$ 2.90
Diluted weighted-average common shares outstanding	1,451	1,482
Operating cash flows[f]	$ 5,139	$ 7,715
Capital expenditures	$ 3,469	$ 2,115
At December 31:		
Cash and cash equivalents	$ 8,146	$ 8,068
Total debt, including current portion	$10,620	$ 9,450

a. Refer to Note 16 for a summary of revenues and operating income by operating division.
b. Includes favorable adjustments to prior period provisionally priced concentrate and cathode copper sales totaling $60 million ($25 million to net income attributable to common stock or $0.02 per share) in 2022 and $169 million ($65 million to net income attributable to common stock or $0.04 per share) in 2021 (refer to Note 14).
c. We defer recognizing profits on intercompany sales until final sales to third parties occur. Refer to "Operations - Smelting & Refining" for a summary of net impacts from changes in these deferrals.
d. Includes net charges totaling $74 million ($0.05 per share) primarily associated with an ARO adjustment at PT-FI, a proposed settlement related to legacy environmental litigation and metals inventory adjustments, partly offset by net favorable adjustments to historical tax matters and net gains on early extinguishment of debt.
e. Includes net charges totaling $331 million ($0.22 per share), primarily associated with net adjustments to AROs mostly at PT-FI, historical contested tax matters at PT-FI (including historical tax audits and an administrative fine levied by the Indonesia government) and nonrecurring labor-related costs for labor agreements at Cerro Verde, partly offset by the release of a valuation allowance on NOLs at PT-FI's subsidiary, a gain on the sale of Freeport Cobalt, refunds of Arizona transaction privilege taxes related to purchased electricity and favorable adjustments to prior-years' profit sharing at Cerro Verde.
f. Working capital and other (uses) sources totaled $(1.5) billion in 2022 and $755 million in 2021.

Years Ended December 31,	2022	2021
SUMMARY OPERATING DATA		
Copper (millions of recoverable pounds)		
Production	4,210	3,843
Sales, excluding purchases	4,213	3,807
Average realized price per pound	$ 3.90	$ 4.33
Site production and delivery costs per pound[a]	$ 2.19	$ 1.93
Unit net cash costs per pound[a]	$ 1.50	$ 1.34
Gold (thousands of recoverable ounces)		
Production	1,811	1,381
Sales, excluding purchases	1,823	1,360
Average realized price per ounce	$1,787	$1,796
Molybdenum (millions of recoverable pounds)		
Production	85	85
Sales, excluding purchases	75	82
Average realized price per pound	$18.71	$15.56

a. Reflects per pound weighted-average production and delivery costs and unit net cash costs (net of by-product credits) for all copper mines, before net noncash and other costs. For reconciliations of the per pound unit costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements, refer to "Product Revenues and Production Costs."

Revenues

Consolidated revenues totaled $22.8 billion in both 2022 and 2021. Our revenues primarily include the sale of copper concentrate, copper cathode, copper rod, gold in concentrate and molybdenum. Following is a summary of changes in our consolidated revenues from 2021 to 2022 (in millions):

Consolidated revenues – 2021	$22,845
Mining operations:	
Higher (lower) sales volumes:	
Copper	1,759
Gold	832
Molybdenum	(115)
(Lower) higher averaged realized prices:	
Copper	(1,812)
Gold	(16)
Molybdenum	234
Adjustments for prior year provisionally priced copper sales	(109)
Lower revenues from sales of purchased copper	(276)
Lower Atlantic Copper revenues	(518)
Higher treatment charges	(58)
Higher royalties and export duties	(143)
Other, including intercompany eliminations	157
Consolidated revenues – 2022	$22,780

Sales Volumes. Copper and gold sales volumes were higher in 2022, compared to 2021, primarily reflecting increased operating rates at the Grasberg minerals district and Cerro Verde. Refer to "Operations" for further discussion of sales volumes at our mining operations.

Realized Prices. Our consolidated revenues can vary significantly as a result of fluctuations in the market prices of copper, gold and molybdenum. In 2022, our average realized prices, compared with 2021, were 10% lower for copper, 1% lower for gold and 20% higher for molybdenum.

As discussed in "Disclosures About Market Risks—Commodity Price Risk," substantially all of our copper concentrate and cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date). We record revenues and invoice customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on provisionally priced concentrate and cathode sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until final pricing on the date of settlement. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper prices, our revenues benefit from adjustments to

the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper prices, the opposite occurs.

Consolidated revenues include net (unfavorable) favorable adjustments to current year provisionally priced copper sales (*i.e.*, provisionally priced sales during the years 2022 and 2021) totaling $(539) million for 2022 and $256 million for 2021. Refer to Note 14 for a summary of total adjustments to prior period and current period provisionally priced sales.

Prior Year Provisionally Priced Copper Sales. Net favorable adjustments to prior years' provisionally priced copper sales (*i.e.*, provisionally priced copper sales at December 31, 2021 and 2020) recorded in consolidated revenues totaled $60 million in 2022 and $169 million in 2021. Refer to "Disclosures About Market Risks—Commodity Price Risk" for further discussion of our provisionally priced copper sales, and to Note 14 for a summary of total adjustments to prior period and current period provisionally priced copper sales.

Purchased Copper. Lower revenues associated with purchased copper in 2022 compared to 2021, primarily reflects lower volumes and prices. We purchased copper cathode primarily for processing by our Rod & Refining operations, totaling 124 million pounds in 2022 and 173 million pounds in 2021.

Atlantic Copper Revenues. Lower Atlantic Copper revenues in 2022, compared with 2021, primarily reflect reduced operations as a result of a scheduled major maintenance turnaround resulting in a 78-day shutdown and lower copper prices.

Treatment Charges. Revenues from our concentrate sales are recorded net of treatment charges (*i.e.*, fees paid to smelters that are generally negotiated annually), which will vary with the sales volumes and the price of copper. The increase in the treatment charges during 2022 primarily reflects higher copper sales volumes.

Royalties and Export Duties. Royalties are primarily on PT-FI sales and vary with the volume of metal sold and the prices of copper and gold. In late 2022, PT-FI's export duty rate declined from 5% to 2.5% as a result of smelter development progress. Higher royalties and export duties during 2022, compared to 2021, are primarily associated with increased copper and gold sales volumes, partly offset by the decline in metal prices. Refer to "Operations—Indonesia Mining" for further discussion of the current progress on additional smelting capacity in Indonesia and to Note 13 for a summary of PT-FI's royalties and export duties.

Production and Delivery Costs

Consolidated production and delivery costs totaled $13.0 billion in 2022, compared with $12.0 billion in 2021. Higher consolidated production and delivery costs in 2022 are primarily associated with significant inflationary cost pressures, principally associated with materials and supplies including sulfuric acid and explosives (41% of our site operating costs), labor (27% of our site operating costs) and energy prices (21% of our site operating costs). During 2022, prices for a number of commodity-related consumables increased at a time when copper prices declined. While prices for a number of commodity-related consumables have retreated from the highs of 2022, most cost elements remain high relative to long-term correlations.

Consolidated production and delivery costs also includes net charges totaling $157 million in 2022, primarily associated with ARO adjustments and an administrative fine at PT-FI; and $415 million in 2021, primarily associated with ARO adjustments and other net charges at PT-FI and nonrecurring labor-related costs at Cerro Verde for collective labor agreements, partly offset by refunds of Arizona transaction privilege taxes related to purchased electricity and favorable adjustments to prior-years' profit sharing at Cerro Verde. Refer to Note 16 for details of production and delivery costs by operating segment.

Mining Unit Site Production and Delivery Costs. Site production and delivery costs for our copper mining operations primarily include labor, energy and commodity-based inputs, such as sulfuric acid, reagents, liners, tires and explosives. Consolidated unit site production and delivery costs (before net noncash and other costs) for our copper mines averaged $2.19 per pound of copper in 2022 and $1.93 per pound in 2021. Higher consolidated unit site production and delivery costs in 2022, compared with 2021, primarily reflect higher energy prices and increased costs for consumables such as sulfuric acid, explosives, key equipment parts and other supplies and services. Refer to "Operations—Unit Net Cash Costs" for further discussion of unit net cash costs associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements.

Our copper mining operations require significant amounts of energy, principally diesel, electricity, coal and natural gas, most of which is obtained from third parties under long-term contracts. Our take-or-pay contractual obligations for electricity totaled approximately $0.3 billion at December 31, 2022. We do not have take-or-pay contractual obligations for other energy commodities. Energy represented approximately 21% of our copper mine site operating costs in 2022, including purchases of approximately 230 million gallons of diesel fuel; approximately 8,400 gigawatt hours of electricity at our North America and South America copper mining operations (we generate all of our power at our Indonesia mining operation); approximately 820 thousand metric tons of coal for our coal power plant in Indonesia; and approximately 1 million MMBtu (million British thermal units) of natural gas at certain of our North America mines. Based on current cost estimates, energy will approximate 24% of our copper mine site operating costs for 2023.

Depreciation, Depletion and Amortization

Depreciation will vary under the UOP method as a result of changes in sales volumes and the related UOP rates at our mining operations. Consolidated DD&A totaled $2.0 billion in both 2022 and 2021.

Metals Inventory Adjustments

Unfavorable metals inventory adjustments totaled $29 million in 2022 and $16 million in 2021. Adjustments in 2022 reflect NRV inventory adjustments related to lower market prices for copper and higher costs at Morenci and Bagdad. Adjustments in 2022 also include $10 million for stockpile write-offs at Cerro Verde. Adjustments in 2021 were primarily related to a leach stockpile adjustment at Morenci.

Environmental Obligations and Shutdown Costs

Environmental obligation costs reflect net revisions to our long-term environmental obligations, which vary from period to period because of changes to environmental laws and regulations, the settlement of environmental matters and/or circumstances affecting our operations that could result in significant changes in our estimates (refer to "Critical Accounting Estimates—Environmental Obligations" for further discussion). Shutdown costs include care-and-maintenance costs and any litigation, remediation or related expenditures associated with closed facilities or operations.

Net charges for environmental obligations and shutdown costs totaled $121 million in 2022, including $44 million for a proposed settlement related to historical environmental litigation and $22 million in net unfavorable adjustments to environmental obligations. Net charges for the year 2021 totaled $91 million, including net unfavorable adjustments to environmental obligations totaling $41 million. Refer to Note 12 for further discussion of environmental obligations and litigation matters.

Net Gain on Sales of Assets

Net gain on sales of assets totaled $2 million in 2022 and $80 million in 2021. Gains on sales of assets in 2021 were primarily associated with the sale of our remaining Freeport Cobalt assets and the sale of carbon dioxide emissions credits at Atlantic Copper. Refer to Note 2 for further discussion of dispositions.

Net Gain on Early Extinguishment of Debt

Net gain on early extinguishment of debt totaled $31 million in 2022, consisting primarily of $44 million associated with senior note purchases, partly offset by a charge of $10 million associated with the repayment of the PT-FI term loan. Refer to Note 8 for further discussion.

Interest Expense, Net

Consolidated interest costs (before capitalization) totaled $710 million in 2022 and $674 million in 2021. Higher interest costs (before capitalization) in 2022, compared with 2021, primarily reflects additional interest costs associated with PT-FI senior notes sold in April 2022, partly offset by lower interest costs associated with the repayment and purchase of certain FCX senior notes. Refer to Note 8 for further discussion.

Capitalized interest varies with the level of expenditures for our development projects and average interest rates on our borrowings and totaled $150 million in 2022 and $72 million in 2021. The increase in capitalized interest in 2022, compared with 2021, is primarily associated with development activities related to Indonesia smelter projects. Refer to "Operations" and "Capital Resources and Liquidity—Investing Activities" for further discussion of current development projects.

Other Income (Expense), Net

Other income (expense), net, totaled $207 million in 2022 and $(105) million in 2021. The year 2022 primarily includes interest income totaling $136 million and credits totaling $76 million associated with favorable adjustments to penalties on historical contested tax matters. The year 2021 primarily includes charges totaling $208 million associated with historical contested tax matters at PT-FI, partly offset by gains on currency exchange rate movements and other net credits. Refer to Note 11 for discussion of historical tax matters.

Income Taxes

Following is a summary of the approximate amounts used in the calculation of our consolidated income tax provision for the years ended December 31 (in millions, except percentages):

	2022			2021		
	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit	Income (Loss)[a]	Effective Tax Rate	Income Tax (Provision) Benefit
U.S.[b]	$ 811	—%	$ 4[c]	$1,883	1%	$ (10)[c]
South America	1,236	37%	(453)[d]	2,072	40%	(820)[e]
Indonesia	4,629	39%	(1,797)	3,986	35%	(1,377)[f]
PT-FI historical contested tax disputes	72	N/A	(23)	(219)	N/A	(147)
Eliminations and other	(33)	N/A	2	(63)	N/A	55
Continuing Operations	$6,715	34%	$(2,267)	$7,659	30%	$(2,299)

a. Represents income before income taxes and equity in affiliated companies' net earnings.
b. In addition to our North America mining operations, the U.S. jurisdiction reflects corporate-level expenses, which include interest expense associated with senior notes, general and administrative expenses, and environmental obligations and shutdown costs.
c. Includes valuation allowance release on prior year unbenefited NOLs.
d. Includes a tax benefit of $31 million ($16 million net of noncontrolling interest), primarily associated with completion of Cerro Verde's 2016 tax audit.
e. Includes a tax benefit of $18 million ($9 million net of noncontrolling interest), primarily associated with completion of tax audits at Cerro Verde for the years 2014 and 2015.
f. Includes net tax benefits associated with the release of valuation allowances recorded against PT Rio Tinto Indonesia NOLs totaling $189 million ($151 million net of noncontrolling interest).

In August 2022, the Act was signed into law, which includes, among other provisions, a new CAMT of 15% on the adjusted financial statement income (AFSI) of corporations with average AFSI exceeding $1.0 billion over a three-year period, and a new excise tax of 1% on the fair market value of net corporate stock repurchases. The Act had no impact on our consolidated financial statements for the year ended December 31, 2022. The provisions of the Act are applicable to us beginning January 1, 2023. Additional guidance related to how the CAMT provisions of the Act will be applied or otherwise administered is yet to be released by the U.S. Department of the Treasury, and may differ from our interpretations. We will continue to analyze the impacts as additional guidance is available. We expect the CAMT provisions will impact our U.S. tax position, and may further limit our ability to benefit from our U.S. NOLs.

Assuming achievement of current sales volume and cost estimates and average prices of $4.00 per pound for copper, $1,900 per ounce for gold and $20.00 per pound for molybdenum for 2023, we estimate our consolidated effective tax rate for the year 2023 would approximate 33%. Changes in projected sales volumes and average prices during 2023 would incur tax impacts at estimated effective rates of 39% for Peru, 38% for Indonesia and 0% for the U.S., which excludes any potential impact from the Act. Our projected estimated effective tax rate of 0% for the U.S. for the year 2023 may be adjusted as additional guidance is released by the U.S. Department of the Treasury on key provisions of the Act, including guidance on the CAMT.

Refer to Note 11 and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of income taxes.

OPERATIONS

Responsible Production

The Copper Mark. We are committed to maintaining the validation of all of our copper producing sites with the Copper Mark, a comprehensive assurance framework designed to demonstrate the copper industry's responsible production practices. To achieve the Copper Mark, each site is required to complete an external assurance process to assess conformance with 32 environmental, social and governance (ESG) requirements. In February 2023, PT-FI was awarded the Copper Mark and we have now achieved the Copper Mark at all 12 of our eligible copper producing sites globally.

In fourth-quarter 2022, the Copper Mark announced an extension of its framework to include molybdenum producers, among other metal producers. In February 2023, our Climax and Henderson molybdenum mines were awarded the Molybdenum Mark, making FCX the first molybdenum miner to achieve this distinction. Our four copper mines that produce byproduct molybdenum (Bagdad, Cerro Verde, Morenci and Sierrita) have also been awarded the Molybdenum Mark.

ICMM. We are a founding member of the International Council on Mining & Metals (ICMM), an organization dedicated to a safe, fair and sustainable mining and metals industry, aiming continuously to strengthen ESG performance across the global mining and metals industry. As a member company, we are required to implement the 10 Mining Principles that define good ESG practices, and associated position statements, while also meeting 39 performance expectations and producing an externally verified sustainability report in accordance with the Global Reporting Initiative Sustainability Reporting Standards subject to the ICMM Assurance & Validation Procedure.

2021 Annual Report on Sustainability. In April 2022, we published our 2021 Annual Report on Sustainability, which is available on our website at fcx.com/sustainability. We have a long history of ESG programs, and we are focused on leading as a responsible copper producer. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for discussion of ESG-related risks.

2021 Climate Report. In September 2022, we published our updated Climate Report which details our ongoing initiatives to reduce our greenhouse gas (GHG) emissions, improve energy efficiency, evaluate and integrate the use of lower carbon and renewable energy sources and enhance our resilience to future climate-related risks. We continue to advance GHG emissions reduction initiatives across our global operations and established our 2030 GHG reduction targets that collectively cover nearly 100% of our Scope 1 and 2 GHG emissions. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of climate-related risks.

Leaching Innovation Initiatives

We are advancing efforts to improve copper recovery from our leach processes, including initiatives across our North America and South America operations to incorporate new applications, technologies and data analytics. We believe these leach innovation initiatives provide potential opportunities to produce incremental copper from our large existing leach stockpiles and lower-grade material currently classified as waste. Initial results support the potential for incremental low-cost additions to our production and reserve profile and we have identified opportunities to achieve an annual run rate of 200 million pounds of copper per year through these initiatives by the end of 2023.

Feasibility and Optimization Studies

We are engaged in various studies associated with potential future expansion projects primarily at our mining operations. The costs for these studies are charged to production and delivery costs as incurred and totaled $141 million for 2022 and $59 million for 2021. We estimate the costs of these studies will approximate $200 million for the year 2023 (including approximately $70 million in first-quarter 2023).

North America Copper Mines

We operate seven open-pit copper mines in North America—Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico. All of the North America mining operations are wholly owned, except for Morenci. We record our 72% undivided joint venture interest in Morenci using the proportionate consolidation method.

The North America copper mines include open-pit mining, sulfide-ore concentrating, leaching and solution extraction/electrowinning (SX/EW) operations. A majority of the copper produced at our North America copper mines is cast into copper rod by our Rod & Refining segment. The remainder of our North America copper production is sold as copper cathode or copper concentrate, a portion of which is shipped to Atlantic Copper (our wholly owned smelter). Molybdenum concentrate, gold and silver are also produced by certain of our North America copper mines.

Operating and Development Activities. We have substantial reserves and future opportunities in the U.S., primarily associated with existing mining operations.

Following our response to the COVID-19 pandemic in early 2020, we began ramping up mining rates at the North America mines during 2021, which continued into 2022. However, a tight labor market and increased competition from other employers in North America represent strategic challenges that are impacting our ability to further expand current mining rates.

Lone Star, at our Safford mine, is increasing its operating rates to achieve targeted production of approximately 300 million pounds of copper per year from oxide ores in 2023 (compared with the initial design capacity of 200 million pounds of copper per year). The oxide project at Lone Star advances the opportunity for development of the underlying, large-scale sulfide resources. We are conducting follow-on exploration in the area to support metallurgical testing and mine development planning for a potential significant long-term investment to build additional scale on an economically attractive basis.

We are planning an expansion to double the concentrator capacity of the Bagdad operation in northwest Arizona. We are engaging stakeholders and conducting a feasibility study, which is expected to be completed in 2023. We are advancing plans for expanded tailings infrastructure projects to support Bagdad's long-range plans. The timing of future development will be dependent on market conditions, labor and supply chain considerations and other economic factors.

Operating Data. Following is summary operating data for the North America copper mines for the years ended December 31:

	2022	2021
Operating Data, Net of Joint Venture Interests		
Copper (millions of recoverable pounds)		
Production	1,467	1,460
Sales, excluding purchases	1,469	1,436
Average realized price per pound	$ 4.08	$ 4.30
Molybdenum (millions of recoverable pounds)		
Production[a]	29	34
100% Operating Data		
Leach operations		
Leach ore placed in stockpiles (metric tons per day)	676,400	665,900
Average copper ore grade (%)	0.29	0.29
Copper production (millions of recoverable pounds)	1,019	1,056
Mill operations		
Ore milled (metric tons per day)	294,200	269,500
Average ore grade (%):		
Copper	0.37	0.38
Molybdenum	0.02	0.03
Copper recovery rate (%)	81.8	81.2
Copper production (millions of recoverable pounds)	695	649

a. Refer to "Consolidated Results" for our consolidated molybdenum sales volumes, which include sales of molybdenum produced at the North America copper mines.

Copper sales volumes from our North America copper mines totaled 1.47 billion pounds in 2022 and 1.44 billion pounds in 2021. North America copper sales are estimated to approximate 1.46 billion pounds in 2023. Refer to "Outlook" for projected molybdenum sales volumes.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and Molybdenum. The following table summarizes unit net cash costs and gross profit per pound of copper at our North America copper mines for the two years ended December 31, 2022. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

| | 2022 | | | 2021 | | |
| | By-Product Method | Co-Product Method | | By-Product Method | Co-Product Method | |
		Copper	Molybdenum[a]		Copper	Molybdenum[a]
Revenues, excluding adjustments	$ 4.08	$ 4.08	$17.87	$ 4.30	$ 4.30	$14.14
Site production and delivery, before net noncash and other costs shown below	2.58	2.36	13.35	2.13	1.96	8.17
By-product credits	(0.33)	—	—	(0.33)	—	—
Treatment charges	0.10	0.10	—	0.09	0.09	—
Unit net cash costs	2.35	2.46	13.35	1.89	2.05	8.17
DD&A	0.28	0.26	0.90	0.25	0.24	0.62
Metals inventory adjustments	0.01	0.01	0.05	0.01	0.01	—
Noncash and other costs, net	0.12[b]	0.10	0.47	0.07[b,c]	0.07	0.03
Total unit costs	2.76	2.83	14.77	2.22	2.37	8.82
Revenue adjustments, primarily for pricing on prior period open sales	(0.01)	(0.01)	—	—	—	—
Gross profit per pound	$ 1.31	$ 1.24	$ 3.10	$ 2.08	$ 1.93	$ 5.32
Copper sales (millions of recoverable pounds)	1,472	1,472		1,436	1,436	
Molybdenum sales (millions of recoverable pounds)[a]			29			34

a. Reflects sales of molybdenum produced by certain of the North America copper mines to our molybdenum sales company at market-based pricing.
b. Includes $0.06 per pound of copper in 2022 and $0.02 per pound of copper in 2021 for feasibility and optimization studies.
c. Includes credits totaling $0.02 per pound of copper associated with refunds of Arizona transaction privilege taxes related to purchased electricity.

Our North America copper mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-product credits and other factors. During 2022, our mining operations experienced significant cost inflation, principally associated with higher energy, labor, maintenance and supplies, explosives and sulfuric acid, resulting in higher average unit net cash costs (net of by-product credits) for the North America copper mines of $2.35 per pound of copper in 2022, compared with $1.89 per pound of copper in 2021. However, average unit net cash costs for our North America copper mines in 2022, compared with 2021, benefited from higher sales volumes.

Because certain assets are depreciated on a straight-line basis, North America's average unit depreciation rate may vary with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

Average unit net cash costs (net of by-product credits) for our North America copper mines are expected to approximate $2.45 per pound of copper in 2023, based on achievement of current sales volume and cost estimates and assuming an average molybdenum price of $20.00 per pound. North America's expected average unit net cash costs for the year 2023 would change by approximately $0.03 per pound for each $2 per pound change in the average price of molybdenum.

South America Mining

We operate two copper mines in South America—Cerro Verde in Peru (in which we own a 53.56% interest) and El Abra in Chile (in which we own a 51.0% interest), which are consolidated in our financial statements.

South America mining includes open-pit mining, sulfide-ore concentrating, leaching and SX/EW operations. Production from our South America mines is sold as copper concentrate or cathode under long-term contracts. Our South America mines also sell a portion of their copper concentrate production to Atlantic Copper. In addition to copper, the Cerro Verde mine produces molybdenum concentrate and silver.

Beginning in late 2022, heightened tensions, protests and social unrest emerged in Peru following a change in the country's political leadership. Demonstrations have continued in early

2023, and the civil unrest continues to disrupt commerce and supply chains in Peru. To date, there has been a limited impact on Cerro Verde's operations. We continue to monitor the situation while prioritizing safety and security. A prolonged disruption of logistics and supply chains could impact future operations.

Operating and Development Activities. Increased operating rates at Cerro Verde and higher mining and stacking activities at El Abra resulted in a 12% increase in copper production from South America mining for the year 2022, compared with the year 2021 (which was impacted by COVID-19 protocols).

El Abra's large sulfide resource supports a potential major mill project similar to the large-scale concentrator constructed at Cerro Verde in 2015. Technical and economic studies continue to be evaluated to determine the optimal scope and timing for the sulfide project. We are advancing plans to invest in water infrastructure to provide options to extend existing operations, while continuing to monitor potential changes in Chile's regulatory and fiscal matters. We will defer major investment decisions pending clarity on such matters.

Operating Data. Following is summary operating data for our South America mining operations for the years ended December 31.

	2022	2021
Copper (millions of recoverable pounds)		
Production	1,176	1,047
Sales	1,162	1,055
Average realized price per pound	$ 3.80	$ 4.34
Molybdenum (millions of recoverable pounds)		
Production[a]	23	21
Leach operations		
Leach ore placed in stockpiles (metric tons per day)	163,000	163,900
Average copper ore grade (%)	0.35	0.32
Copper production (millions of recoverable pounds)	302	256
Mill operations		
Ore milled (metric tons per day)	409,200	380,300
Average ore grade (%):		
Copper	0.32	0.31
Molybdenum	0.01	0.01
Copper recovery rate (%)	85.3	87.3
Copper production (millions of recoverable pounds)	874	791

a. Refer to "Consolidated Results" for our consolidated molybdenum sales volumes, which include sales of molybdenum produced at Cerro Verde.

Higher consolidated copper sales volumes from South America of 1.2 billion pounds in 2022, compared with 1.1 billion pounds in 2021, primarily reflect increased mining and milling rates at Cerro Verde.

Consolidated copper sales from our South America mines are expected to approximate 1.2 billion pounds in 2023. Refer to "Outlook" for projected molybdenum sales volumes.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper. The following table summarizes unit net cash costs and gross profit per pound of copper at our South America mining operations for the two years ended December 31, 2022. Unit net cash costs per pound of copper are reflected under the by-product and co-product methods as the South America mining operations also had sales of molybdenum and silver. Refer to "Product Revenues and Production Costs" for an explanation of the "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

	2022		2021	
	By-Product Method	Co-Product Method	By-Product Method	Co-Product Method
Revenues, excluding adjustments	$ 3.80	$ 3.80	$ 4.34	$ 4.34
Site production and delivery, before net noncash and other costs shown below	2.52	2.33	2.23[a]	2.06
By-product credits	(0.34)	—	(0.32)	—
Treatment charges	0.15	0.14	0.13	0.13
Royalty on metals	0.01	0.01	0.01	0.01
Unit net cash costs	2.34	2.48	2.05	2.20
DD&A	0.35	0.32	0.39	0.37
Metals inventory adjustments	0.01	0.01	—	—
Noncash and other costs, net	0.07	0.07	0.03	0.03
Total unit costs	2.77	2.88	2.47	2.60
Revenue adjustments, primarily for pricing on prior period open sales	0.03	0.03	0.09	0.09
Gross profit per pound	$ 1.06	$ 0.95	$ 1.96	$ 1.83
Copper sales (millions of recoverable pounds)	1,162	1,162	1,055	1,055

a. Includes charges totaling $0.09 per pound of copper associated with nonrecurring labor-related costs at Cerro Verde.

Our South America mines have varying cost structures because of differences in ore grades and characteristics, processing costs, by-product credits and other factors. During 2022, our mining operations experienced significant cost inflation, principally associated with higher energy, sulfuric acid, explosives and other input costs, resulting in higher average unit net cash costs (net of by-product credits) for South America mining of $2.34 per pound of copper in 2022, compared with $2.05 per pound of copper in 2021. However, average unit net cash costs for South America mining in 2022, compared with 2021, benefited from higher sales volumes.

Revenues from Cerro Verde's concentrate sales are recorded net of treatment charges, which will vary with Cerro Verde's sales volumes and the price of copper.

Because certain assets are depreciated on a straight-line basis, South America's unit depreciation rate may vary with asset additions and the level of copper production and sales.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

Average unit net cash costs (net of by-product credits) for our South America mines are expected to approximate $2.30 per pound of copper in 2023, based on current sales volume and cost estimates and assuming an average price of $20.00 per pound of molybdenum.

Indonesia Mining

PT-FI operates one of the world's largest copper and gold mines at the Grasberg minerals district in Central Papua, Indonesia. PT-FI produces copper concentrate that contains significant quantities of gold and silver. We have a 48.76% ownership interest in PT-FI and manage its mining operations. PT-FI's results are consolidated in our financial statements.

As discussed in Note 3, under the terms of the divestment agreement and related documents entered into in 2018, our economic interest in PT-FI approximated 81% through 2022, and beginning January 1, 2023, our economic interest in PT-FI is 48.76%. This arrangement was developed to replicate the economics of PT-FI's former joint venture partner interests, which were acquired by the Indonesia government in 2018.

Substantially all of PT-FI's copper concentrate is sold under long-term contracts. During 2022, 34% of PT-FI's copper concentrate was sold to PT Smelting (PT-FI's 39.5% owned copper smelter and refinery in Gresik, Indonesia). See "Smelting and Refining" below for a discussion of PT-FI's tolling arrangement with PT Smelting that commenced in 2023.

Operating and Development Activities. PT-FI currently has three underground operating mines in the Grasberg minerals district: Grasberg Block Cave, Deep Mill Level Zone (DMLZ) and Big Gossan.

PT-FI's milling rates for ore extracted from its underground mines averaged 192,600 metric tons of ore per day in 2022. The installation of additional milling facilities at PT-FI is currently expected to be completed in late 2023, which would increase milling capacity to approximately 240,000 metric tons of ore per day to provide for continued annualized copper and gold production volumes of approximately 1.6 billion pounds of copper and 1.6 million ounces of gold. PT-FI is also advancing a mill recovery project with the installation of a new copper cleaner circuit that is expected to be completed in 2024, which is expected to provide incremental metal production of approximately 60 million pounds of copper and 40 thousand ounces of gold per year.

Kucing Liar. Long-term mine development activities are ongoing for PT-FI's Kucing Liar deposit in the Grasberg minerals district, which is expected to produce over 6 billion pounds of copper and 6 million ounces of gold between 2028 and the end of 2041. Pre-production development activities commenced in 2022 and are expected to continue over an approximate 10-year timeframe. Capital investments are estimated to average approximately $400 million per year over this period (including approximately $470 million for the year 2023). At full operating rates of approximately 90,000 metric tons of ore per day, annual production from Kucing Liar is expected to approximate 550 million pounds of copper and 560 thousand ounces of gold, providing PT-FI with sustained long-term, large-scale and low-cost production. Kucing Liar will benefit from substantial shared infrastructure and PT-FI's experience and long-term success in block-cave mining.

Indonesia Smelter. In connection with PT-FI's 2018 agreement with the Indonesia government to secure the extension of its long-term mining rights, PT-FI committed to construct additional domestic smelting capacity totaling 2 million dry metric tons of concentrate per year by the end of 2023 (subject to force majeure provisions). In accordance with Indonesia regulations, PT-FI submits a smelter progress report to the Indonesia government for review every six months (refer to Note 12).

PT-FI is actively engaging in the following projects for additional domestic smelting capacity:

- Construction of a greenfield smelter in Gresik, Indonesia with a capacity to process approximately 1.7 million metric tons of copper concentrate per year. At December 31, 2022, smelter construction was approximately 50% complete. The facility is expected to be commissioned during 2024 at an estimated cost of $3.0 billion, including $2.8 billion for a construction contract (excluding capitalized interest, owner's costs and commissioning) and $0.2 billion for investment in a desalinization plant.
- Expansion of PT Smelting's capacity by 30% to 1.3 million metric tons of copper concentrate per year, which is expected to be completed by the end of 2023. PT-FI is funding the cost of the expansion, estimated to approximate $250 million, with a loan that will convert to equity, increasing PT-FI's ownership in PT Smelting upon project completion (refer to Note 3).
- Construction of a PMR to process gold and silver from the greenfield smelter and PT Smelting at an estimated cost of $400 million. Construction is in progress with commissioning expected during 2024.

Capital expenditures for the Indonesia smelter projects totaled $0.8 billion for the year 2022 and are expected to approximate $1.8 billion for the year 2023. Capital expenditures for the Indonesia smelter projects are being funded with proceeds received from PT-FI's April 2022 senior notes offering and availability under its revolving credit facility.

Construction of the additional domestic smelter capacity will result in the elimination of export duties, which mitigates the economic cost associated with the Indonesia smelter projects. In late 2022, PT-FI received approval, based on construction progress achieved, for a reduction in export duties from 5% to 2.5%. Upon receiving verification and approval from the Indonesia government that construction progress has exceeded 50%, PT-FI expects export duties to be eliminated.

Indonesia regulations require PT-FI to renew its export license annually, subject to review by the Indonesia government every six months, depending on, among other things, greenfield smelter construction progress. The current license is scheduled for renewal in March 2023 and PT-FI is preparing its renewal application. PT-FI's special mining license (IUPK) provides that exports continue through 2023, subject to force majeure considerations. PT-FI plans to work cooperatively with the Indonesia government to continue exports beyond 2023 as required until the smelter is fully commissioned. Refer to Note 12 and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of risks associated with PT-FI's export of copper concentrate.

Mining Rights. PT-FI and the Indonesia government continue to engage in preliminary discussions regarding the extension of PT-FI's mining rights under its IUPK beyond 2041. PT-FI believes an extension beyond 2041 would enable continuity of operations and the identification of additional resource development opportunities in the Grasberg minerals district. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of risks associated with PT-FI's IUPK.

Operating Data. Following is summary operating data for our Indonesia mining operations for the years ended December 31.

	2022	2021
Operating Data		
Copper (millions of recoverable pounds)		
Production	1,567	1,336
Sales	1,582	1,316
Average realized price per pound	$ 3.80	$ 4.34
Gold (thousands of recoverable ounces)		
Production	1,798	1,370
Sales	1,811	1,349
Average realized price per ounce	$ 1,787	$ 1,796
100% Operating Data		
Ore extracted and milled (metric tons per day):		
Grasberg Block Cave underground mine	103,300	70,600
DMLZ underground mine	76,300	58,000
Big Gossan underground mine	7,600	7,500
Other adjustments[a]	5,400	15,500
Total	192,600	151,600
Average ore grade:		
Copper (%)	1.19	1.30
Gold (grams per metric ton)	1.05	1.04
Recovery rates (%):		
Copper	90.0	89.8
Gold	77.7	77.0

a. Includes ore extracted and milled from the Deep Ore Zone (DOZ) underground mine ore body, which was depleted at the end of 2021.

Higher consolidated sales of 1.6 billion pounds of copper and 1.8 million ounces of gold in 2022, compared with 1.3 billion pounds of copper and 1.3 million ounces of gold in 2021, primarily reflect increased operating rates at the Grasberg minerals district, partly offset by lower copper ore grades. Consolidated sales volumes from PT-FI are expected to approximate 1.5 billion pounds

of copper and 1.7 million ounces of gold in 2023, net of approximately 90 million pounds of copper and 120 thousand ounces of gold from mine production in concentrate form that will be deferred until sale in the form of refined metal under the tolling agreement with PT Smelting.

Unit Net Cash Costs. Unit net cash costs per pound of copper is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined

in accordance with U.S. GAAP. This measure is presented by other metal mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Gross Profit per Pound of Copper and per Ounce of Gold. The following table summarizes the unit net cash costs and gross profit per pound of copper and per ounce of gold at our Indonesia mining operations for the two years ended December 31, 2022. Refer to "Product Revenues and Production Costs" for an explanation of "by-product" and "co-product" methods and a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

| | 2022 | | | 2021 | | |
| | By-Product Method | Co-Product Method | | By-Product Method | Co-Product Method | |
		Copper	Gold		Copper	Gold
Revenues, excluding adjustments	$ 3.80	$ 3.80	$1,787	$ 4.34	$ 4.34	$1,796
Site production and delivery, before net noncash and other costs shown below	1.58	1.01	477	1.49	1.03	424
Gold and silver credits	(2.13)	—	—	(1.95)	—	—
Treatment charges	0.22	0.14	65	0.24	0.17	69
Export duties	0.19	0.12	58	0.17	0.11	47
Royalty on metals	0.23	0.15	69	0.24	0.17	67
Unit net cash costs	0.09	1.42	669	0.19	1.48	607
DD&A	0.65	0.42	195	0.80	0.55	228
Noncash and other costs, net	0.11[a]	0.07	35	0.27[a]	0.18	77
Total unit costs	0.85	1.91	899	1.26	2.21	912
Revenue adjustments, primarily for pricing on prior period open sales	0.02	0.01	2	0.05	0.05	(3)
PT Smelting intercompany profit (loss)	0.01	0.01	3	(0.07)	(0.05)	(19)
Gross profit per pound/ounce	$ 2.98	$ 1.91	$ 893	$ 3.06	$ 2.13	$ 862
Copper sales (millions of recoverable pounds)	1,582	1,582		1,316	1,316	
Gold sales (thousands of recoverable ounces)			1,811			1,349

a. Includes charges associated with ARO adjustments totaling $0.07 per pound of copper in 2022 and $0.26 per pound of copper in 2021.

A significant portion of PT-FI's costs are fixed and unit costs vary depending on volumes and other factors. PT-FI's unit net cash costs (including gold and silver credits) of $0.09 per pound of copper in 2022 were lower than unit net cash costs of $0.19 per pound of copper in 2021, primarily reflecting higher copper and gold sales volumes, partly offset by higher energy costs and the impact of increased operating rates.

Treatment charges vary with the volume of metals sold and the price of copper, and royalties vary with the volume of metals sold and the prices of copper and gold.

PT-FI's export duties totaled $307 million in 2022 and $218 million in 2021, and PT-FI's royalties totaled $357 million in 2022 and $319 million in 2021. The increase in export duties and royalties in 2022, compared with 2021, primarily reflects higher sales volumes. As noted above, in late 2022, PT-FI's export duty rate declined from 5% to 2.5%. Refer to Note 13 for further discussion of PT-FI's export duties and royalties.

Because certain assets are depreciated on a straight-line basis, PT-FI's unit depreciation rate may vary with asset additions and the level of copper production and sales. The decrease in the DD&A rate per pound of copper in 2022, compared with 2021, primarily reflects higher volumes associated with increased operating rates and the depletion of the DOZ underground mine during 2021, partly offset by significant underground development assets being placed into service.

Revenue adjustments primarily result from changes in prices on provisionally priced copper sales recognized in prior periods. Refer to "Consolidated Results—Revenues" for further discussion of adjustments to prior period provisionally priced copper sales.

PT Smelting intercompany profit (loss) represents the change in the deferral of 39.5% of PT-FI's profit on sales to PT Smelting. Refer to "Smelting and Refining" below for further discussion.

Assuming an average gold price of $1,900 per ounce for 2023 and achievement of current sales volume and cost estimates, unit net cash costs (including gold and silver credits) for PT-FI are expected to approximate $0.22 per pound of copper in 2023. PT-FI's expected average unit net cash costs for the year 2023 would change by approximately $0.10 per pound of copper for each $100 per ounce change in the average price of gold.

PT-FI's projected sales volumes and unit net cash costs for the year 2023 are dependent on a number of factors, including operational performance, weather-related conditions, timing of shipments and the Indonesia government's extension of PT-FI's export permit. Refer to "Cautionary Statement" below and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of factors that could cause results to differ materially from projections, including the February 2023 weather event at PT-FI's operations.

Molybdenum Mines

We have two wholly owned molybdenum mines in Colorado—the Henderson underground mine and the Climax open-pit mine. The Henderson and Climax mines produce high-purity, chemical-grade molybdenum concentrate, which is typically further processed into value-added molybdenum chemical products. The majority of the molybdenum concentrate produced at the Henderson and Climax mines, as well as from our North America and South America copper mines, is processed at our own conversion facilities.

Operating and Development Activities. Production from the Molybdenum mines totaled 33 million pounds of molybdenum in 2022 and 30 million pounds in 2021. Refer to "Consolidated Results" for our consolidated molybdenum operating data, which includes sales of molybdenum produced at our Molybdenum mines and from our North America and South America copper mines. Refer to "Outlook" for projected consolidated molybdenum sales volumes.

Unit Net Cash Costs Per Pound of Molybdenum. Unit net cash costs per pound of molybdenum is a measure intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for our respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. This measure is presented by other metals mining companies, although our measure may not be comparable to similarly titled measures reported by other companies.

Average unit net cash costs for our Molybdenum mines of $11.43 per pound of molybdenum in 2022 were higher than $8.87 per pound of molybdenum in 2021, primarily reflecting increased contract labor and higher energy and other input costs, partly offset by higher molybdenum production. Based on current sales volume and cost estimates, average unit net cash costs for the Molybdenum mines are expected to approximate $13.80 per pound of molybdenum in 2023.

Refer to "Product Revenues and Production Costs" for a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in our consolidated financial statements.

Smelting & Refining

We wholly own and operate the Miami smelter in Arizona, the El Paso refinery in Texas and Atlantic Copper, a smelter and refinery in Spain. Additionally, PT-FI has a 39.5% ownership interest in PT Smelting (refer to Note 3).

Treatment charges for smelting and refining copper concentrate consist of a base rate per pound of copper and per ounce of gold and are generally fixed. Treatment charges represent a cost to our mining operations and income to Atlantic Copper. Thus, higher treatment charges benefit the smelter operations and adversely affect our mining operations. Our North America copper mines are less significantly affected by changes in treatment charges because these operations are largely integrated with our Miami smelter and El Paso refinery. Through this form of downstream integration, we are able to assure placement of a significant portion of our concentrate production.

Miami Smelter. In 2021, our Miami smelter completed a major maintenance turnaround and incurred maintenance charges and idle facility costs totaling $87 million. Major maintenance turnarounds are anticipated to occur approximately every two or three years for the Miami smelter. The next major maintenance turnaround is scheduled for the last half of 2024.

Atlantic Copper. Atlantic Copper smelts and refines copper concentrate and markets refined copper and precious metals in slimes. Following is an allocation of Atlantic Copper's concentrate purchases from unaffiliated third parties and our copper mining operations for the years ended December 31:

	2022	2021
Third parties	65%	66%
Indonesia mining	18	9
South America mining	10	7
North America copper mines	7	18
	100%	100%

In 2022, Atlantic Copper completed a 78-day major maintenance turnaround and incurred maintenance charges and idle facility costs totaling $41 million. Atlantic Copper's major maintenance turnarounds typically occur approximately every eight years, with shorter-term maintenance turnarounds in the interim.

At December 31, 2022, Atlantic Copper had take-or-pay contractual obligations for the procurement of copper concentrate totaling $3.6 billion, which provide for deliveries of specified volumes at market-based prices.

PT Smelting. Prior to 2023, PT-FI's contract with PT Smelting provided for PT-FI to supply 100% of the copper concentrate requirements (subject to a minimum or maximum treatment charge rate) necessary for PT Smelting to produce 205,000 metric tons of copper annually on a priority basis. PT-FI could also then sell copper concentrate to PT Smelting at market rates for quantities in excess of 205,000 metric tons of copper annually.

Beginning in 2023, PT-FI's commercial arrangement with PT Smelting converted to a tolling arrangement. Under the arrangement, PT-FI pays PT Smelting a tolling fee to smelt and refine its concentrate and will retain title of all products for sale to third parties. This arrangement is not expected to result in a significant change in PT-FI's economics but will impact the timing

of PT-FI's sales during 2023. We estimate that approximately 90 million pounds of copper and 120 thousand ounces of gold from PT-FI's first-quarter 2023 production will remain in inventory until final sale later in 2023.

PT Smelting received a one-year extension of its anode slimes export license, which currently expires November 3, 2023. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of risks associated with PT Smelting's export of anode slimes.

PT Smelting's maintenance turnarounds (which range from two weeks to a month to complete) typically are expected to occur approximately every two years, with short-term maintenance turnarounds in the interim. PT Smelting completed a 30-day maintenance turnaround during December 2020 and an 18-day maintenance turnaround in October 2022. PT Smelting has a planned 75-day shutdown scheduled for mid-2023 associated with its expansion project and a 7-day shutdown scheduled in fourth-quarter 2023 to complete final tie-in of the expansion project.

We defer recognizing profits on sales from our mining operations to Atlantic Copper and on 39.5% of PT-FI's sales to PT Smelting until final sales to third parties occur. Changes in these deferrals attributable to variability in intercompany volumes resulted in net additions (reductions) to operating income totaling $52 million ($33 million to net income attributable to common stock) in 2022 and $(188) million ($(106) million to net income attributable to common stock) in 2021. Our net deferred profits on our inventories at Atlantic Copper and PT Smelting to be recognized in future periods' operating income totaled $250 million at December 31, 2022. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices will result in variability in our net deferred profits and quarterly earnings. As noted above, beginning in 2023, PT-FI's commercial arrangement with PT Smelting converted to a tolling arrangement. Under the arrangement, PT-FI pays PT Smelting a tolling fee to smelt and refine its concentrate and will retain title to all products for sale to third parties (i.e., there are no further sales from PT-FI to PT Smelting).

CAPITAL RESOURCES AND LIQUIDITY

Our consolidated operating cash flows vary with sales volumes; prices realized from copper, gold and molybdenum sales; production costs; income taxes; other working capital changes; and other factors. See "Consolidated Results" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of our energy requirements and related costs.

We believe the actions we have taken in recent years to build a solid balance sheet, successfully expand low-cost operations and maintain flexible organic growth options while maintaining sufficient liquidity, will allow us to continue to execute our business plans in a prudent manner during periods of economic uncertainty while preserving substantial future asset values. We closely monitor market conditions and will adjust our operating plans to protect liquidity and preserve our asset values, if necessary. We expect to maintain a solid balance sheet and strong liquidity position as we focus on building long-term value in our business, executing our operating plans safely, responsibly and efficiently, and prudently managing costs and capital expenditures.

Based on current sales volume, cost and metal price estimates discussed in "Outlook," our available cash and cash equivalents plus our projected consolidated operating cash flows of $7.2 billion for the year 2023 exceed our expected consolidated capital expenditures of $5.2 billion (which includes $1.8 billion for the Indonesia smelter projects that are being funded with proceeds from PT-FI's senior notes and its available credit facility).

We have cash on hand and the financial flexibility to fund capital expenditures and our other cash requirements for the year, including noncontrolling interest distributions, income tax payments, debt repayments, current common stock dividends (base and variable) and any share repurchases. At December 31, 2022, we had $8.1 billion of consolidated cash and cash equivalents (which includes $1.8 billion of cash for Indonesia smelter projects). In October 2022, we entered into a $3.0 billion, five-year, fully available unsecured revolving credit facility that replaced our prior revolving credit facility and PT-FI and Cerro Verde have $1.3 billion and $350 million, respectively, of availability under their revolving credit facilities. Refer to "Outlook" for further discussion of projected operating cash flows and capital expenditures for 2023 and to "Debt" below and Note 8 for further discussion.

Financial Policy. Our financial policy is aligned with our strategic objectives of maintaining a solid balance sheet and increasing cash returns to shareholders while advancing opportunities for future growth. The policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interests would be allocated to shareholder returns and the balance to debt reduction and investments in value enhancing growth projects, subject to us maintaining our net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding project net debt for additional smelting capacity in Indonesia). The Board will review the structure of the performance-based payout framework at least annually.

At December 31, 2022, our net debt, excluding net debt for the Indonesia smelter projects, totaled $1.3 billion. Refer to "Net Debt" for further discussion.

In December 2022, our Board declared cash dividends totaling $0.15 per share on our common stock (including a $0.075 per share quarterly base cash dividend and a $0.075 per share quarterly variable, performance-based cash dividend), which was paid on February 1, 2023, to shareholders of record as of January 13, 2023. Based on current market conditions, the base and variable dividends on our common stock are anticipated to total $0.60 per share for 2023 (including the dividends paid on February 1, 2023), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend. The declaration and payment of dividends (base or variable) is at the discretion of our Board and will depend on our financial results, cash requirements, global economic conditions and other factors deemed relevant by our Board.

Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, and "Cautionary Statement" below for further discussion.

Cash

Following is a summary of the U.S. and international components of consolidated cash and cash equivalents available to the parent company, net of noncontrolling interests' share, taxes and other costs at December 31, 2022 (in billions):

Cash at domestic companies	$ 4.9
Cash at international operations	3.2
Total consolidated cash and cash equivalents	8.1
Cash for Indonesia smelter projects	(1.8)[a]
Noncontrolling interests' share	(0.4)
Cash, net of noncontrolling interests' share	5.9
Withholding taxes	(0.1)
Net cash available	$ 5.8

a. Estimated remaining net proceeds from PT-FI's April 2022 senior notes offering.

Cash held at our international operations is generally used to support our foreign operations' capital expenditures, operating expenses, debt repayments, working capital or other cash needs. Management believes that sufficient liquidity is available in the U.S. from cash balances and availability from our revolving credit facility. We have not elected to permanently reinvest earnings from our foreign subsidiaries, and we have recorded deferred tax liabilities for foreign earnings that are available to be repatriated to the U.S. From time to time, our foreign subsidiaries distribute earnings to the U.S. through dividends that are subject to applicable withholding taxes and noncontrolling interests' share. See Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of our holding company structure and the potential impact of changes in tax laws.

Debt

At December 31, 2022, consolidated debt totaled $10.6 billion (including $1.0 billion of 3.875% Senior Notes maturing in March 2023, which we expect to pay using cash on hand), with a related weighted-average interest rate of 5.0%. Substantially all of our outstanding debt is fixed rate. We had no borrowings and $8 million in letters of credit issued under our $3.0 billion revolving credit facility. Additionally, no amounts were drawn under PT-FI's $1.3 billion revolving credit facility or Cerro Verde's $350 million revolving credit facility.

Refer to Note 8 for further discussion of the above items and for information regarding our debt arrangements.

Operating Activities

We generated consolidated operating cash flows of $5.1 billion in 2022 (net of $1.5 billion from working capital and other uses) and $7.7 billion in 2021 (including $0.8 billion from working capital and other sources).

Lower operating cash flows for 2022, compared with 2021, primarily reflect the timing of tax payments at our international operations and lower copper prices, partly offset by higher copper and gold sales volumes, and other working capital changes.

Investing Activities

Capital Expenditures. Capital expenditures, including capitalized interest, totaled $3.5 billion for the year 2022, including $1.7 billion for major mining projects primarily associated with the underground development activities in the Grasberg minerals district and $0.8 billion for the Indonesia smelter projects.

Capital expenditures, including capitalized interest, totaled $2.1 billion for the year 2021, including $1.25 billion for major projects primarily associated with underground development activities in the Grasberg minerals district.

A large portion of the capital expenditures relate to projects that are expected to add significant production and cash flow in future periods, enabling us to continue to generate operating cash flows exceeding capital expenditures in future years. Refer to "Outlook" for further discussion of projected capital expenditures for 2023.

Proceeds from Sales of Assets. In September 2021, we completed the sale of our remaining Freeport Cobalt assets to Jervois Global Limited (Jervois) for $208 million, including net cash proceeds of $150 million and shares of Jervois. In May 2022, we sold all our shares in Jervois for proceeds of $60 million. Refer to Note 2 for further discussion.

Loans to PT Smelting for Expansion. PT-FI made loans to PT Smelting totaling $65 million in 2022 and $36 million in 2021 to fund PT Smelting's expansion project. Refer to Note 3 and "Operations—Indonesia Mining" for further discussion.

Acquisition of Minority Interest in PT Smelting. On April 30, 2021, PT-FI acquired 14.5% of the outstanding common stock of PT Smelting for $33 million, increasing its ownership interest from 25.0% to 39.5%. Refer to Note 2 for further discussion.

Financing Activities

Debt Transactions. Net borrowings of debt totaled $1.2 billion in 2022 and net repayments of debt totaled $0.3 billion in 2021. Net borrowings for 2022 included PT-FI's $3.0 billion senior notes offering that was completed in April 2022, partly offset by the purchases of our senior notes in open market transactions ($1.0 billion), and the repayment of borrowings under PT-FI's term loan ($0.6 billion) and Cerro Verde's term loan ($0.3 billion). Net repayments of debt totaled $0.3 billion in 2021, primarily reflecting the redemption of $0.5 billion of senior notes and repayments of $0.2 billion under Cerro Verde's term loan, partly offset by borrowings under the PT-FI term loan ($0.4 billion).

Refer to Note 8 for further discussion.

Cash Dividends on Common Stock. We paid cash dividends on our common stock totaling $0.9 billion in 2022 and $0.3 billion in 2021. The increase in cash dividends in 2022 relates to the quarterly variable, performance-based cash dividend paid on our common stock. The declaration and payment of dividends (base or variable) is at the discretion of our Board and will depend on our financial results, cash requirements, global economic conditions and other factors deemed relevant by our Board. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, and "Cautionary Statement" below.

Cash Dividends and Distributions Paid to Noncontrolling Interests. Cash dividends and distributions paid to noncontrolling interests at our international operations totaled $0.8 billion in 2022 and $0.6 billion in 2021. Based on the current sales volume, cost estimates and assumed average prices in 2023 discussed in "Outlook," and the change in FCX's economic interest in PT-FI (refer to Note 3), we currently expect cash dividends and distributions paid to noncontrolling interests to exceed $1.8 billion in 2023. Cash dividends and distributions to noncontrolling interests vary based on the operating results and cash requirements of our consolidated subsidiaries.

Treasury Stock Purchases. In July 2022, the Board authorized an increase in the share repurchase program up to $5.0 billion. We have acquired 47.86 million shares of our common stock for a total cost of $1.8 billion ($38.35 average cost per share), including 35.12 million shares for a total cost of $1.3 billion ($38.36 cost per share) during 2022 and 12.74 million shares for a total cost of $0.5 billion ($38.32 cost per share) in 2021.

As of February 15, 2023, $3.2 billion remains available under the share repurchase program. The timing and amount of share repurchases is at the discretion of management and will depend on a variety of factors. The share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, "Cautionary Statement" below and discussion of our financial policy above.

Contributions from Noncontrolling Interests. We received equity contributions totaling $0.2 billion in both 2022 and 2021 from PT Indonesia Asahan Aluminum (Persero) (PT Inalum, also known as MIND ID) for its share of capital spending on the underground mine development projects in the Grasberg minerals district. Beginning on January 1, 2023, capital spending at PT-FI is being shared in accordance with the shareholders' ownership interests.

Stock-based awards. Proceeds from exercised stock options totaled $125 million in 2022 and $210 million in 2021, and payments for related employee taxes totaled $55 million in 2022 and $29 million in 2021. See Note 10 for a discussion of stock-based awards.

CONTINGENCIES

Refer to Note 12 and "Critical Accounting Estimates," and Items 1. and 2. "Business and Properties" and Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further information about contingencies associated with environmental matters and AROs.

Environmental

The cost of complying with environmental laws is a fundamental and substantial cost of our business. At December 31, 2022, we had $1.7 billion recorded in our consolidated balance sheet for environmental obligations attributed to CERCLA or analogous state programs and for estimated future costs associated with environmental obligations that are considered probable based on specific facts and circumstances.

We incurred environmental capital expenditures and other environmental costs (including our joint venture partners' shares) to comply with applicable environmental laws and regulations that affect our operations totaling $0.4 billion in 2022 and $0.3 billion in 2021. For 2023, we expect to incur approximately $0.6 billion of aggregate environmental capital expenditures and other environmental costs. The timing and amount of estimated payments could change as a result of changes in regulatory requirements, changes in scope and timing of remediation, the settlement of environmental matters and the rate at which actual spending occurs on continuing matters.

Asset Retirement Obligations

We recognize AROs as liabilities when incurred, with the initial measurement at fair value. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to cost of sales. Mine reclamation costs for disturbances are recorded as an ARO and as a related asset retirement cost (included in property, plant, equipment and mine development costs) in the period of disturbance. For non-operating properties without mineral reserves, changes to the ARO are recorded in earnings. Our cost estimates are reflected on a third-party cost basis and comply with our legal obligation to retire tangible, long-lived assets. At December 31, 2022, we had $3.0 billion recorded in our consolidated balance sheet for AROs, including $0.3 billion related to our oil and gas properties. Spending on AROs totaled $0.2 billion in 2022 and 2021 (including $0.1 billion in 2022 and 2021 for our oil and gas operations). For 2023, we expect to incur approximately $0.2 billion in aggregate ARO expenditures (including $0.1 billion for our oil and gas operations).

PT-FI recorded ARO adjustments of $131 million in 2022 and $397 million in 2021, of which $116 million and $340 million, respectively, were charged to production and delivery costs as they relate to the depleted Grasberg open pit. Our Morenci and Bagdad mines recorded ARO adjustments in 2022 totaling $118 million and $65 million, respectively, associated with their updated closure strategies and plans for stockpiles and tailings impoundments that were submitted to the Arizona Department of Environmental Quality for approval.

Litigation and Other Contingencies

Refer to Note 12, and Item 1A. "Risk Factors" and Item 3. "Legal Proceedings" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of contingencies associated with legal proceedings and other matters.

DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk

Our 2022 consolidated revenues from our mining operations include the sale of copper concentrate, copper cathode, copper rod, gold, molybdenum and other metals by our North America and South America mines, the sale of copper concentrate (which also contains significant quantities of gold and silver) by our Indonesia mining operations, the sale of molybdenum in various forms by our molybdenum operations, and the sale of copper cathode, copper anode and gold in anode and slimes by Atlantic Copper. Our financial results will vary with fluctuations in the market prices of the commodities we produce, primarily copper and gold, and to a lesser extent molybdenum. For projected sensitivities of our operating cash flow to changes in commodity prices, refer to "Outlook." World market prices for these commodities have fluctuated historically and are affected by numerous factors beyond our control. Refer to Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022, for further discussion of financial risks associated with fluctuations in the market prices of the commodities we sell.

During 2022, our mined copper was sold 61% in concentrate, 18% as cathode and 21% as rod from North America operations. Substantially all of our copper concentrate and cathode sales contracts provide final copper pricing in a specified future month (generally one to four months from the shipment date) based primarily on quoted LME monthly average copper settlement prices. We receive market prices based on prices in the specified future period, which results in price fluctuations recorded through revenues until the date of settlement. We record revenues and invoice customers at the time of shipment based on then-current LME prices, which results in an embedded derivative on our provisionally priced concentrate and cathode sales that is adjusted to fair value through earnings each period, using the period-end forward prices, until final pricing on the date of settlement. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period until the date of final pricing. Accordingly, in times of rising copper prices, our revenues benefit from adjustments to the final pricing of provisionally priced sales pursuant to contracts entered into in prior periods; in times of falling copper prices, the opposite occurs.

Following are the favorable impacts of net adjustments to the prior years' provisionally priced copper sales for the years ended December 31 (in millions, except per share amounts):

	2022	2021
Revenues	$ 60	$ 169
Net income attributable to common stock	$ 25	$ 65
Net income per share attributable to common stock	$0.02	$0.04

At December 31, 2022, we had provisionally priced copper sales at our copper mining operations totaling 535 million pounds of copper (net of intercompany sales and noncontrolling interests) recorded at an average price of $3.80 per pound, subject to final pricing over the next several months. We estimate that each $0.05 change in the price realized from the December 31, 2022, provisional price recorded would have an approximate $40 million effect on 2023 revenues ($13 million to net income attributable to common stock). The LME copper settlement price closed at $4.12 per pound on January 31, 2023.

Foreign Currency Exchange Risk

The functional currency for most of our operations is the U.S. dollar. Substantially all of our revenues and a significant portion of our costs are denominated in U.S. dollars; however, some costs and certain asset and liability accounts are denominated in local currencies, including the Indonesia rupiah, Peruvian sol, Chilean peso and euro. We recognized foreign currency translation gains on balances denominated in foreign currencies totaling $9 million in 2022 and $66 million in 2021. Generally, our operating results are positively affected when the U.S. dollar strengthens in relation to those foreign currencies and are adversely affected when the U.S. dollar weakens in relation to those foreign currencies.

Following is a summary of estimated annual payments and the impact of changes in foreign currency rates on our annual operating costs:

	Exchange Rate per $1 at December 31,		Estimated Annual Payments		10% Change in Exchange Rate (in millions of U.S. dollars)[a]	
	2022	2021	(in local currency)	(in millions of U.S. dollars)[b]	Increase	Decrease
Indonesia						
Rupiah	15,652	14,198	13.0 trillion	$ 831	$(76)	$92
Australian dollar	1.47	1.37	277 million	$ 188	$(17)	$21
South America						
Peruvian sol	3.82	4.00	3.1 billion	$ 809	$(74)	$90
Chilean peso	856	845	201 billion	$ 235	$(21)	$26
Atlantic Copper						
Euro	0.94	0.88	179 million	$ 191	$(17)	$21

a. Reflects the estimated impact on annual operating costs assuming a 10% increase or decrease in the exchange rate reported at December 31, 2022.
b. Based on exchange rates at December 31, 2022.

Interest Rate Risk

At December 31, 2022, we had total debt maturities based on principal amounts of $10.7 billion, substantially all of which was fixed-rate debt. The table below presents average interest rates for our scheduled maturities of principal for our outstanding debt and the related fair values at December 31, 2022 (in millions, except percentages):

	2023	2024	2025	2026	2027	Thereafter	Fair Value
Fixed-rate debt	$1,000	$731	$ 4	$ 4	$1,338	$7,581	$10,060
Average interest rate	3.9%	4.5%	—%	—%	5.0%	5.2%	5.0%
Variable-rate debt	$ 37	$ —	$ —	$ —	$ —	$ —	$ 37
Average interest rate	3.3%	—%	—%	—%	—%	—%	3.3%

NEW ACCOUNTING STANDARDS

We did not adopt any new accounting standards in 2022 that had a material impact on our consolidated financial statements.

NET DEBT

Net debt, which we define as consolidated debt less consolidated cash and cash equivalents, is intended to provide investors with information related to the performance-based payout framework in our financial policy, which requires achievement of a net debt target in the range of $3 billion to $4 billion (excluding project debt for additional smelting capacity in Indonesia). This information differs from consolidated debt determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for consolidated debt determined in accordance with U.S. GAAP.

Our net debt, which may not be comparable to similarly titled measures reported by other companies, follows (in billions):

December 31,	2022	2021
Current portion of debt	$ 1.0	$0.4
Long-term debt, less current portion	9.6	9.1
Consolidated debt	10.6	9.5
Less: consolidated cash and cash equivalents	8.1	8.1
Net debt	2.5	1.4
Less: net debt for Indonesia smelter projects[a]	1.2	0.2
FCX net debt, excluding Indonesia smelter projects	$ 1.3	$1.2

a. Includes consolidated debt of $3.0 billion and consolidated cash and cash equivalents of $1.8 billion as of December 31, 2022, and consolidated debt of $0.4 billion and consolidated cash and cash equivalents of $0.2 billion as of December 31, 2021.

PRODUCT REVENUES AND PRODUCTION COSTS

Mining Product Revenues and Unit Net Cash Costs

Unit net cash costs per pound of copper and molybdenum are measures intended to provide investors with information about the cash-generating capacity of our mining operations expressed on a basis relating to the primary metal product for the respective operations. We use this measure for the same purpose and for monitoring operating performance by our mining operations. This information differs from measures of performance determined in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with U.S. GAAP. These measures are presented by other metals mining companies, although our measures may not be comparable to similarly titled measures reported by other companies.

We present gross profit per pound of copper in the following tables using both a "by-product" method and a "co-product" method. We use the by-product method in our presentation of gross profit per pound of copper because (i) the majority of our revenues are copper revenues, (ii) we mine ore, which contains copper, gold, molybdenum and other metals, (iii) it is not possible to specifically assign all of our costs to revenues from the copper, gold, molybdenum and other metals we produce, (iv) it is the method used to compare mining operations in certain industry publications and (v) it is the method used by our management and the Board to monitor operations and to compare mining operations in certain industry publications. In the co-product method presentations, shared costs are allocated to the different products based on their relative revenue values, which will vary to the extent our metals sales volumes and realized prices change.

We show revenue adjustments for prior period open sales as separate line items. Because these adjustments do not result from current period sales, these amounts have been reflected separately from revenues on current period sales. Noncash and other costs, which are removed from site production and delivery costs in the calculation of unit net cash costs, consist of items such as stock-based compensation costs, long-lived asset impairments, idle facility costs, feasibility and optimization study costs, restructuring and/or unusual charges. As discussed above, gold, molybdenum and other metal revenues at copper mines are reflected as credits against site production and delivery costs in the by-product method. The following schedules are presentations under both the by-product and co-product methods together with reconciliations to amounts reported in our consolidated financial statements.

North America Copper Mines Product Revenues, Production Costs and Unit Net Cash Costs

Year Ended December 31, 2022	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 6,007	$ 6,007	$ 512	$127	$6,646
Site production and delivery, before net noncash and other costs shown below	3,799	3,478	383	96	3,957
By-product credits	(481)	—	—	—	—
Treatment charges	149	144	—	5	149
Net cash costs	3,467	3,622	383	101	4,106
DD&A	409	377	26	6	409
Metals inventory adjustments	16	14	2	—	16
Noncash and other costs, net	167[c]	152	12	3	167
Total costs	4,059	4,165	423	110	4,698
Other revenue adjustments, primarily for pricing on prior period open sales	(13)	(13)	—	—	(13)
Gross profit	$ 1,935	$ 1,829	$ 89	$ 17	$1,935
Copper sales (millions of recoverable pounds)	1,472	1,472			
Molybdenum sales (millions of recoverable pounds)[a]			29		
Gross profit per pound of copper/molybdenum:					
Revenues, excluding adjustments	$ 4.08	$ 4.08	$17.87		
Site production and delivery, before net noncash and other costs shown below	2.58	2.36	13.35		
By-product credits	(0.33)	—	—		
Treatment charges	0.10	0.10	—		
Unit net cash costs	2.35	2.46	13.35		
DD&A	0.28	0.26	0.90		
Metals inventory adjustments	0.01	0.01	0.05		
Noncash and other costs, net	0.12[c]	0.10	0.47		
Total unit costs	2.76	2.83	14.77		
Other revenue adjustments, primarily for pricing on prior period open sales	(0.01)	(0.01)	—		
Gross profit per pound	$ 1.31	$ 1.24	$ 3.10		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A	Metals Inventory Adjustments
(In millions)				
Totals presented above	$ 6,646	$ 3,957	$ 409	$ 16
Treatment charges	(22)	127	—	—
Noncash and other costs, net	—	167	—	—
Other revenue adjustments, primarily for pricing on prior period open sales	(13)	—	—	—
Eliminations and other	99	110	1	—
North America copper mines	6,710	4,361	410	16
Other mining[d]	22,464	14,886	1,539	13
Corporate, other & eliminations	(6,394)	(6,206)	70	—
As reported in our consolidated financial statements	$22,780	$13,041	$2,019	$ 29

a. Reflects sales of molybdenum produced by certain of the North America copper mines to our molybdenum sales company at market-based pricing.
b. Includes gold and silver product revenues and production costs.
c. Includes charges totaling $86 million ($0.06 per pound of copper) for feasibility and optimization studies.
d. Represents the combined total for our other mining operations as presented in Note 16.

North America Copper Mines Product Revenues, Production Costs and Unit Net Cash Costs *(continued)*

Year Ended December 31, 2021	By-Product Method	Co-Product Method			
		Copper	Molybdenum[a]	Other[b]	Total
(In millions)					
Revenues, excluding adjustments	$ 6,174	$ 6,174	$ 481	$120	$6,775
Site production and delivery, before net noncash and other costs shown below	3,051	2,820	278	75	3,173
By-product credits	(479)	—	—	—	—
Treatment charges	135	130	—	5	135
Net cash costs	2,707	2,950	278	80	3,308
DD&A	368	340	21	7	368
Metals inventory adjustments	13	13	—	—	13
Noncash and other costs, net	105[c]	102	1	2	105
Total costs	3,193	3,405	300	89	3,794
Other revenue adjustments, primarily for pricing on prior period open sales	7	7	—	—	7
Gross profit	$ 2,988	$ 2,776	$ 181	$ 31	$2,988
Copper sales (millions of recoverable pounds)	1,436	1,436			
Molybdenum sales (millions of recoverable pounds)[a]			34		
Gross profit per pound of copper/molybdenum:					
Revenues, excluding adjustments	$ 4.30	$ 4.30	$14.14		
Site production and delivery, before net noncash and other costs shown below	2.13	1.96	8.17		
By-product credits	(0.33)	—	—		
Treatment charges	0.09	0.09	—		
Unit net cash costs	1.89	2.05	8.17		
DD&A	0.25	0.24	0.62		
Metals inventory adjustments	0.01	0.01	—		
Noncash and other costs, net	0.07[c]	0.07	0.03		
Total unit costs	2.22	2.37	8.82		
Other revenue adjustments, primarily for pricing on prior period open sales	—	—	—		
Gross profit per pound	$ 2.08	$ 1.93	$ 5.32		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A	Metals Inventory Adjustments
(In millions)				
Totals presented above	$ 6,775	$ 3,173	$ 368	$ 13
Treatment charges	(24)	111	—	—
Noncash and other costs, net	—	105	—	—
Other revenue adjustments, primarily for pricing on prior period open sales	7	—	—	—
Eliminations and other	67	72	1	—
North America copper mines	6,825	3,461	369	13
Other mining[d]	22,229	14,395	1,562	1
Corporate, other & eliminations	(6,209)	(5,840)	67	2
As reported in our consolidated financial statements	$22,845	$12,016	$1,998	$ 16

a. Reflects sales of molybdenum produced by certain of the North America copper mines to our molybdenum sales company at market-based pricing.
b. Includes gold and silver product revenues and production costs.
c. Includes charges totaling $32 million ($0.02 per pound of copper) for feasibility and optimization studies. Also, includes credits totaling $27 million ($0.02 per pound of copper) associated with refunds of Arizona transaction privilege taxes related to purchased electricity.
d. Represents the combined total for our other mining operations as presented in Note 16.

South America Mining Product Revenues, Production Costs and Unit Net Cash Costs

Year Ended December 31, 2022	By-Product Method	Co-Product Method Copper	Co-Product Method Other[a]	Co-Product Method Total
(In millions)				
Revenues, excluding adjustments	$ 4,413	$ 4,413	$ 451	$4,864
Site production and delivery, before net noncash and other costs shown below	2,929	2,705	281	2,986
By-product credits	(394)	—	—	—
Treatment charges	170	170	—	170
Royalty on metals	10	9	1	10
Net cash costs	2,715	2,884	282	3,166
DD&A	408	370	38	408
Metals inventory adjustments	13	12	1	13
Noncash and other costs, net	80	76	4	80
Total costs	3,216	3,342	325	3,667
Other revenue adjustments, primarily for pricing on prior period open sales	35	35	—	35
Gross profit	$ 1,232	$ 1,106	$ 126	$1,232
Copper sales (millions of recoverable pounds)	1,162	1,162		
Gross profit per pound of copper:				
Revenues, excluding adjustments	$ 3.80	$ 3.80		
Site production and delivery, before net noncash and other costs shown below	2.52	2.33		
By-product credits	(0.34)	—		
Treatment charges	0.15	0.14		
Royalty on metals	0.01	0.01		
Unit net cash costs	2.34	2.48		
DD&A	0.35	0.32		
Metals inventory adjustments	0.01	0.01		
Noncash and other costs, net	0.07	0.07		
Total unit costs	2.77	2.88		
Other revenue adjustments, primarily for pricing on prior period open sales	0.03	0.03		
Gross profit per pound	$ 1.06	$ 0.95		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A	Metals Inventory Adjustments
(In millions)				
Totals presented above	$ 4,864	$ 2,986	$ 408	$ 13
Treatment charges	(170)	—	—	
Royalty on metals	(10)	—	—	—
Noncash and other costs, net	—	80	—	—
Other revenue adjustments, primarily for pricing on prior period open sales	35	—	—	—
Eliminations and other	(1)	(5)	—	—
South America mining	4,718	3,061	408	13
Other mining[b]	24,456	16,186	1,541	16
Corporate, other & eliminations	(6,394)	(6,206)	70	—
As reported in our consolidated financial statements	$22,780	$13,041	$2,019	$ 29

a. Includes silver sales of 4.4 million ounces ($20.82 per ounce average realized price). Also reflects sales of molybdenum produced by Cerro Verde to our molybdenum sales company at market-based pricing.
b. Represents the combined total for our other mining operations as presented in Note 16.

South America Mining Product Revenues, Production Costs and Unit Net Cash Costs (continued)

Year Ended December 31, 2021	By-Product Method	Co-Product Method Copper	Other[a]	Total
(In millions)				
Revenues, excluding adjustments	$ 4,585	$ 4,585	$ 383	$4,968
Site production and delivery, before net noncash and other costs shown below	2,349[b]	2,175	219	2,394
By-product credits	(338)	—	—	—
Treatment charges	140	140	—	140
Royalty on metals	10	9	1	10
Net cash costs	2,161	2,324	220	2,544
DD&A	413	379	34	413
Noncash and other costs, net	38[c]	36	2	38
Total costs	2,612	2,739	256	2,995
Other revenue adjustments, primarily for pricing on prior period open sales	99	99	—	99
Gross profit	$ 2,072	$ 1,945	$ 127	$2,072
Copper sales (millions of recoverable pounds)	1,055	1,055		
Gross profit per pound of copper:				
Revenues, excluding adjustments	$ 4.34	$ 4.34		
Site production and delivery, before net noncash and other costs shown below	2.23[b]	2.06		
By-product credits	(0.32)	—		
Treatment charges	0.13	0.13		
Royalty on metals	0.01	0.01		
Unit net cash costs	2.05	2.20		
DD&A	0.39	0.37		
Noncash and other costs, net	0.03[c]	0.03		
Total unit costs	2.47	2.60		
Other revenue adjustments, primarily for pricing on prior period open sales	0.09	0.09		
Gross profit per pound	$ 1.96	$ 1.83		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 4,968	$ 2,394	$ 413
Treatment charges	(140)	—	—
Royalty on metals	(10)	—	—
Noncash and other costs, net	—	38	—
Other revenue adjustments, primarily for pricing on prior period open sales	99	—	—
Eliminations and other	(1)	(3)	—
South America mining	4,916	2,429	413
Other mining[d]	24,138	15,427	1,518
Corporate, other & eliminations	(6,209)	(5,840)	67
As reported in our consolidated financial statements	$22,845	$12,016	$1,998

a. Includes silver sales of 3.7 million ounces ($24.73 per ounce average realized price). Also reflects sales of molybdenum produced by Cerro Verde to our molybdenum sales company at market-based pricing.
b. Includes nonrecurring charges totaling $92 million ($0.09 per pound of copper) associated with labor-related costs at Cerro Verde.
c. Includes credits totaling $26 million ($0.03 per pound) associated with favorable adjustments to prior-years' profit sharing at Cerro Verde.
d. Represents the combined total for our other mining operations as presented in Note 16.

Indonesia Mining Product Revenues, Production Costs and Unit Net Cash Costs

Year Ended December 31, 2022	By-Product Method	Co-Product Method			
		Copper	Gold	Silver[a]	Total
(In millions)					
Revenues, excluding adjustments	$ 6,018	$ 6,018	$3,237	$134	$9,389
Site production and delivery, before net noncash and other costs shown below	2,507	1,607	864	36	2,507
Gold and silver credits	(3,375)	—	—	—	—
Treatment charges	341	218	118	5	341
Export duties	307	197	106	4	307
Royalty on metals	357	230	124	3	357
Net cash costs	137	2,252	1,212	48	3,512
DD&A	1,025	657	353	15	1,025
Noncash and other costs, net	182[b]	117	63	2	182
Total costs	1,344	3,026	1,628	65	4,719
Other revenue adjustments, primarily for pricing on prior period open sales	27	27	3	1	31
PT Smelting intercompany profit	14	9	5	—	14
Gross profit	$ 4,715	$ 3,028	$1,617	$ 70	$4,715
Copper sales (millions of recoverable pounds)	1,582	1,582			
Gold sales (thousands of recoverable ounces)			1,811		
Gross profit per pound of copper/per ounce of gold:					
Revenues, excluding adjustments	$ 3.80	$ 3.80	$1,787		
Site production and delivery, before net noncash and other costs shown below	1.58	1.01	477		
Gold and silver credits	(2.13)	—	—		
Treatment charges	0.22	0.14	65		
Export duties	0.19	0.12	58		
Royalty on metals	0.23	0.15	69		
Unit net cash costs	0.09	1.42	669		
DD&A	0.65	0.42	195		
Noncash and other costs, net	0.11[b]	0.07	35		
Total unit costs	0.85	1.91	899		
Other revenue adjustments, primarily for pricing on prior period open sales	0.02	0.01	2		
PT Smelting intercompany profit	0.01	0.01	3		
Gross profit per pound/ounce	$ 2.98	$ 1.91	$ 893		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 9,389	$ 2,507	$1,025
Treatment charges	(341)	—	—
Export duties	(307)	—	—
Royalty on metals	(357)	—	—
Noncash and other costs, net	11	193	—
Other revenue adjustments, primarily for pricing on prior period open sales	31	—	—
PT Smelting intercompany profit	—	(14)	—
Eliminations and other	—	(2)	—
Indonesia mining	8,426	2,684	1,025
Other mining[c]	20,748	16,563	924
Corporate, other & eliminations	(6,394)	(6,206)	70
As reported in our consolidated financial statements	$22,780	$13,041	$2,019

a. Includes silver sales of 6.3 million ounces ($21.41 per ounce average realized price).
b. Includes charges totaling $116 million ($0.07 per pound of copper) associated with an ARO adjustment. Also, includes a net charge of $30 million ($0.02 per pound of copper) associated with a settlement of an administrative fine levied by the Indonesia government and a reserve for exposure associated with export duties in prior periods, partially offset by credits for adjustments to prior year treatment and refining charges and historical tax audits.
c. Represents the combined total for our other mining operations as presented in Note 16.

Indonesia Mining Product Revenues, Production Costs and Unit Net Cash Costs (continued)

Year Ended December 31, 2021	By-Product Method	Co-Product Method			
		Copper	Gold	Silver[a]	Total
(In millions)					
Revenues, excluding adjustments	$ 5,715	$ 5,715	$2,423	$143	$8,281
Site production and delivery, before net noncash and other costs shown below	1,953	1,348	572	33	1,953
Gold and silver credits	(2,562)	—	—	—	—
Treatment charges	320	221	93	6	320
Export duties	218	150	64	4	218
Royalty on metals	319	223	90	6	319
Net cash costs	248	1,942	819	49	2,810
DD&A	1,049	724	307	18	1,049
Noncash and other costs, net	355[b]	245	104	6	355
Total costs	1,652	2,911	1,230	73	4,214
Other revenue adjustments, primarily for pricing on prior period open sales	72	72	(4)	—	68
PT Smelting intercompany loss	(86)	(60)	(25)	(1)	(86)
Gross profit	$ 4,049	$ 2,816	$1,164	$ 69	$4,049
Copper sales (millions of recoverable pounds)	1,316	1,316			
Gold sales (thousands of recoverable ounces)			1,349		
Gross profit per pound of copper/per ounce of gold:					
Revenues, excluding adjustments	$ 4.34	$ 4.34	$1,796		
Site production and delivery, before net noncash and other credits shown below	1.49	1.03	424		
Gold and silver credits	(1.95)	—	—		
Treatment charges	0.24	0.17	69		
Export duties	0.17	0.11	47		
Royalty on metals	0.24	0.17	67		
Unit net cash costs	0.19	1.48	607		
DD&A	0.80	0.55	228		
Noncash and other costs, net	0.27[b]	0.18	77		
Total unit costs	1.26	2.21	912		
Other revenue adjustments, primarily for pricing on prior period open sales	0.05	0.05	(3)		
PT Smelting intercompany loss	(0.07)	(0.05)	(19)		
Gross profit per pound/ounce	$ 3.06	$ 2.13	$ 862		

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A
(In millions)			
Totals presented above	$ 8,281	$ 1,953	$1,049
Treatment charges	(320)	—	—
Export duties	(218)	—	—
Royalty on metals	(319)	—	—
Noncash and other costs, net	31	386	—
Other revenue adjustments, primarily for pricing on prior period open sales	68	—	—
PT Smelting intercompany loss	—	86	—
Indonesia mining	7,523	2,425	1,049
Other mining[c]	21,531	15,431	882
Corporate, other & eliminations	(6,209)	(5,840)	67
As reported in our consolidated financial statements	$22,845	$12,016	$1,998

a. Includes silver sales of 5.9 million ounces ($24.30 per ounce average realized price).
b. Includes charges totaling $340 million ($0.26 per pound of copper) associated with an ARO adjustment. Also includes credits of $31 million ($0.02 per pound of copper) associated with adjustments to prior-year treatment and refining charges and charges of $16 million ($0.01 per pound of copper) associated with an administrative fine levied by the Indonesia government.
c. Represents the combined total for our other mining operations as presented in Note 16.

Molybdenum Mines Product Revenues, Production Costs and Unit Net Cash Costs

Years Ended December 31,	2022	2021
(In millions)		
Revenues, excluding adjustments[a]	$ 593	$ 470
Site production and delivery, before net noncash and other costs shown below	347	243
Treatment charges and other	28	26
Net cash costs	375	269
DD&A	74	67
Metals inventory adjustments	—	1
Noncash and other costs, net	12	10
Total costs	461	347
Gross profit	$ 132	$ 123
Molybdenum sales (millions of recoverable pounds)[a]	33	30
Gross profit per pound of molybdenum:		
Revenues, excluding adjustments[a]	$ 18.08	$ 15.52
Site production and delivery, before net noncash and other costs shown below	10.59	8.02
Treatment charges and other	0.84	0.85
Unit net cash costs	11.43	8.87
DD&A	2.27	2.22
Metals inventory adjustments	—	0.03
Noncash and other costs, net	0.37	0.33
Total unit costs	14.07	11.45
Gross profit per pound	$ 4.01	$ 4.07

Reconciliation to Amounts Reported

	Revenues	Production and Delivery	DD&A	Metals Inventory Adjustments
(In millions)				
Year Ended December 31, 2022				
Totals presented above	$ 593	$ 347	$ 74	$ —
Treatment charges and other	(28)	—	—	—
Noncash and other costs, net	—	12	—	—
Molybdenum mines	565	359	74	—
Other mining[b]	28,609	18,888	1,875	29
Corporate, other & eliminations	(6,394)	(6,206)	70	—
As reported in our consolidated financial statements	$22,780	$13,041	$2,019	$29
Year Ended December 31, 2021				
Totals presented above	$ 470	$ 243	$ 67	$ 1
Treatment charges and other	(26)	—	—	—
Noncash and other costs, net	—	10	—	—
Molybdenum mines	444	253	67	1
Other mining[b]	28,610	17,603	1,864	13
Corporate, other & eliminations	(6,209)	(5,840)	67	2
As reported in our consolidated financial statements	$22,845	$12,016	$1,998	$16

a. Reflects sales of the Molybdenum mines' production to the molybdenum sales company at market-based pricing. On a consolidated basis, realizations are based on the actual contract terms for sales to third parties; as a result, our consolidated average realized price per pound of molybdenum will differ from the amounts reported in this table.
b. Represents the combined total for our other mining operations as presented in Note 16. Also includes amounts associated with the molybdenum sales company, which includes sales of molybdenum produced by the Molybdenum mines and by certain of the North America and South America copper mines.

CAUTIONARY STATEMENT

Our discussion and analysis contains forward-looking statements in which we discuss our potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as plans, projections, or expectations relating to business outlook, strategy, goals or targets; global market conditions; ore grades and milling rates; production and sales volumes; unit net cash costs and operating costs; capital expenditures; operating plans; cash flows; liquidity; PT-FI's financing, construction and completion of additional domestic smelting capacity in Indonesia in accordance with the terms of its IUPK; extension of PT-FI's IUPK beyond 2041; our commitment to deliver responsibly produced copper and molybdenum, including plans to implement, validate and maintain validation of our operating sites under specific frameworks; execution of our energy and climate strategies and the underlying assumptions and estimated impacts on our business related thereto; achievement of 2030 climate targets and 2050 net zero aspiration; improvements in operating procedures and technology innovations; exploration efforts and results; development and production activities, rates and costs; future organic growth opportunities; tax rates; export quotas and duties; the impact of copper, gold and molybdenum price changes; the impact of deferred intercompany profits on earnings; mineral reserve and mineral resource estimates; final resolution of settlements associated with ongoing legal proceedings; debt repurchases and the ongoing implementation of our financial policy and future returns to shareholders, including dividend payments (base or variable) and share repurchases. The words "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "could," "to be," "potential," "assumptions," "guidance," "aspirations," "future," "commitments," "pursues," "initiatives," "objectives," "opportunities," "strategy" and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration and payment of dividends (base or variable), and timing and amount of any share repurchases is at the discretion of our Board and management, respectively, and is subject to a number of factors, including maintaining our net debt target, capital availability, our financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by our Board or management, as applicable. Our share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion.

We caution readers that forward-looking statements are not guarantees of future performance and actual results may differ materially from those anticipated, expected, projected or assumed in the forward-looking statements. Important factors that can cause our actual results to differ materially from those anticipated in the forward-looking statements include, but are not limited to, supply of and demand for, and prices of the commodities we produce, primarily copper; price and availability of consumables and components we purchase as well as constraints on supply and logistics, and transportation services; changes in our cash requirements, financial position, financing or investment plans; changes in general market, economic, regulatory or industry conditions, including as a result of Russia's invasion of Ukraine or potential global economic downturn or recession; reductions in liquidity and access to capital; changes in tax laws and regulations, including the impact of the Act; any major public health crisis; political and social risks, including the potential effects of violence in Indonesia, civil unrest in Peru, and relations with local communities and Indigenous Peoples; operational risks inherent in mining, with higher inherent risks in underground mining; mine sequencing; changes in mine plans or operational modifications, delays, deferrals or cancellations; production rates; timing of shipments; results of technical, economic or feasibility studies; potential inventory adjustments; potential impairment of long-lived mining assets; the Indonesia government's extension of PT-FI's copper concentrate export license after March 19, 2023; PT-FI's ability to export and sell copper concentrate and anode slimes; satisfaction of requirements in accordance with PT-FI's IUPK to extend mining rights from 2031 through 2041; the Indonesia government's approval of a deferred schedule for completion of additional domestic smelting capacity in Indonesia; discussions relating to the extension of PT-FI's IUPK beyond 2041; cybersecurity incidents; labor relations, including labor-related work stoppages and costs; the results of the PT-FI human health assessment to evaluate the potential impacts of tailings and mining waste, and compliance with applicable environmental, health and safety laws and regulations; weather- and climate-related risks; environmental risks, including availability of secure water supplies, and litigation results; our ability to comply with our responsible production commitments under specific frameworks and any changes to such frameworks and other factors described in more detail in Item 1A. "Risk Factors" contained in Part I of our annual report on Form 10-K for the year ended December 31, 2022.

Investors are cautioned that many of the assumptions upon which our forward-looking statements are based are likely to change after the date the forward-looking statements are made, including for example commodity prices, which we cannot control, and production volumes and costs or technological solutions and innovation, some aspects of which we may not be able to control. Further, we may make changes to our business plans that could affect our results. We caution investors that we undertake no obligation to update any forward-looking statements, which speak only as of the date made, notwithstanding any changes in our assumptions, changes in business plans, actual experience or other changes.

Estimates of mineral reserves and mineral resources are subject to considerable uncertainty. Such estimates are, to a large extent, based on metal prices for the commodities we produce and interpretations of geologic data, which may not necessarily be indicative of future results or quantities ultimately recovered. Our annual report on Form 10-K for the year ended December 31, 2022, also includes forward-looking statements regarding mineral resources not included in proven and probable mineral reserves. A mineral resource, which includes measured, indicated and inferred mineral resources, is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. Such a deposit cannot qualify as recoverable proven and probable mineral reserves until legal and economic feasibility are confirmed based upon a comprehensive evaluation of development and operating costs, grades, recoveries and other material modifying factors. Accordingly, no assurance can be given that the estimated mineral resources will become proven and probable mineral reserves.

Our annual report on Form 10-K for the year ended December 31, 2022, also contains financial measures such as net debt and unit net cash costs per pound of copper and molybdenum, which are not recognized under U.S. GAAP. Refer to "Operations—Unit Net Cash Costs" for further discussion of unit net cash costs associated with our operating divisions, and to "Product Revenues and Production Costs" for reconciliations of per pound costs by operating division to production and delivery costs applicable to sales reported in our consolidated financial statements. Refer to "Net Debt" for reconciliations of consolidated debt and consolidated cash and cash equivalents to net debt.

Freeport-McMoRan Inc.'s (the Company's) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report on Form 10-K. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on its assessment, management concluded that, as of December 31, 2022, our Company's internal control over financial reporting is effective based on the COSO criteria.

Ernst & Young LLP, an independent registered public accounting firm, who audited the Company's consolidated financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.

Richard C. Adkerson
Chairman of the Board and
Chief Executive Officer

Maree E. Robertson
Senior Vice President and
Chief Financial Officer

To the Board of Directors and Stockholders of Freeport-McMoRan Inc.

Opinion on Internal Control over Financial Reporting

We have audited Freeport-McMoRan Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Freeport-McMoRan Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Freeport-McMoRan Inc. as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ERNST & YOUNG LLP

Phoenix, Arizona
February 15, 2023

To the Board of Directors and Stockholders of Freeport-McMoRan Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Freeport-McMoRan Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Uncertain tax positions

Description of the Matter

As discussed in Note 12 to the consolidated financial statements, the Company operates in the United States and multiple international tax jurisdictions, and its income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any tax position on these returns. Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company uses significant judgment to (1) determine whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measure the amount of tax benefit that qualifies for recognition. Auditing management's estimate of the amount of tax benefit that qualifies for recognition involved auditor judgment because management's estimate is complex, requires a high degree of judgment and is based on interpretations of tax laws and legal rulings.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting process for uncertain tax positions. This included testing controls over management's review of the technical merits of tax positions and disputed tax assessments, including the process to measure the financial statement impact of these tax matters.

Our audit procedures included, among others, evaluating the Company's accounting for these tax positions by using our knowledge of and experience with the application of respective tax laws by the relevant tax authorities, or our understanding of the contractual arrangements with the applicable government, if the position is governed by a contract. We analyzed the Company's assumptions and data used to determine the tax assessments and tested the accuracy of the calculations. We involved our tax professionals located in the respective jurisdictions to assess the technical merits of the Company's tax positions and to evaluate the application of relevant tax laws in the Company's recognition determination. We assessed the Company's correspondence with the relevant tax authorities and evaluated third-party tax or legal opinions obtained by the Company. We also evaluated the adequacy of the Company's disclosures included in Notes 11 and 12 in relation to these tax matters.

Environmental obligations

Description of the Matter

As discussed in Note 12 to the consolidated financial statements, the Company is subject to national, state and local environmental laws and regulations governing the protection of the environment, including restoration and reclamation of environmental contamination. Liabilities for environmental contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. At December 31, 2022, the Company's consolidated environmental obligations totaled $1.7 billion.

Auditing management's accounting for environmental obligations was challenging because significant judgment was required by the Company to estimate the future costs to remediate the environmental matters. The significant judgment was primarily due to the inherent estimation uncertainty relating to the amount of future costs. Such uncertainties involve assumptions regarding the nature and extent of contamination at each site, the nature and extent of required cleanup efforts under existing environmental regulations, the duration and effectiveness of the chosen remedial strategy, and allocation of costs among other potentially responsible parties. Actual costs incurred in future periods could differ from amounts estimated.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's measurement of the environmental loss contingencies. For example, we tested controls over management's review of the environmental loss contingency calculations and management's assessment to evaluate key judgments and estimates affecting the environmental loss contingencies.

To test the Company's measurement of the environmental loss contingencies, among other procedures, we inspected correspondence with regulatory agencies, obtained external legal counsel confirmation letters, and inspected environmental studies. Additionally, we assessed the appropriateness of the Company's models and tested the significant assumptions discussed above along with the underlying data used by the Company in its analyses. We utilized our environmental professionals to search for new or contrary evidence related to the Company's sites and to assist in evaluating the reasonableness of estimated future costs by comparing the estimated future costs to environmental permits, third party observable data such as vendor quotes, and to historical costs incurred for similar activities.

ERNST & YOUNG LLP

We have served as the Company's auditor since 2002.

Phoenix, Arizona
February 15, 2023

Years Ended December 31,	2022	2021	2020
(In millions, except per share amounts)			
Revenues	$22,780	$22,845	$14,198
Cost of sales:			
Production and delivery	13,041	12,016	10,031
Depreciation, depletion and amortization	2,019	1,998	1,528
Metals inventory adjustments	29	16	96
Total cost of sales	15,089	14,030	11,655
Selling, general and administrative expenses	420	383	370
Mining exploration and research expenses	115	55	50
Environmental obligations and shutdown costs	121	91	159
Net gain on sales of assets	(2)	(80)	(473)
Total costs and expenses	15,743	14,479	11,761
Operating income	7,037	8,366	2,437
Interest expense, net	(560)	(602)	(598)
Net gain (loss) on early extinguishment of debt	31	—	(101)
Other income (expense), net	207	(105)	59
Income from continuing operations before income taxes and equity in affiliated companies' net earnings	6,715	7,659	1,797
Provision for income taxes	(2,267)	(2,299)	(944)
Equity in affiliated companies' net earnings	31	5	12
Net income	4,479	5,365	865
Net income attributable to noncontrolling interests	(1,011)	(1,059)	(266)
Net income attributable to common stockholders	$ 3,468	$ 4,306	$ 599
Net income per share attributable to common stockholders:			
Basic	$ 2.40	$ 2.93	$ 0.41
Diluted	$ 2.39	$ 2.90	$ 0.41
Weighted-average common shares outstanding:			
Basic	1,441	1,466	1,453
Diluted	1,451	1,482	1,461
Dividends declared per share of common stock	$ 0.60	$ 0.375	$ —

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Years Ended December 31,	2022	2021	2020
(In millions)			
Net income	$ 4,479	$ 5,365	$ 865
Other comprehensive income, net of taxes:			
Defined benefit plans:			
Actuarial gains arising during the period, net of taxes	62	179	46
Prior service costs arising during the period	(1)	—	—
Amortization or curtailment of unrecognized amounts included in net periodic benefit costs	8	18	45
Foreign exchange losses	(1)	(1)	(1)
Other comprehensive income	68	196	90
Total comprehensive income	4,547	5,561	955
Total comprehensive income attributable to noncontrolling interests	(1,011)	(1,060)	(263)
Total comprehensive income attributable to common stockholders	$ 3,536	$ 4,501	$ 692

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Years Ended December 31,	2022	2021	2020
(In millions)			
Cash flow from operating activities:			
Net income	$ 4,479	$ 5,365	$ 865
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	2,019	1,998	1,528
Metals inventory adjustments	29	16	96
Net gain on sales of assets	(2)	(80)	(473)
Stock-based compensation	95	98	99
Net charges for environmental and asset retirement obligations, including accretion	369	540	181
Payments for environmental and asset retirement obligations	(274)	(273)	(216)
Charge for talc-related litigation	—	—	130
Net charges for defined pension and postretirement plans	45	4	65
Pension plan contributions	(54)	(109)	(121)
Net (gain) loss on early extinguishment of debt	(31)	—	101
Deferred income taxes	36	(171)	181
Payments for Cerro Verde royalty dispute	—	(421)	(139)
Other, net	(44)	(7)	55
Changes in working capital and other:			
Accounts receivable	56	(472)	132
Inventories	(573)	(618)	42
Other current assets	(12)	(101)	(27)
Accounts payable and accrued liabilities	—	495	115
Accrued income taxes and timing of other tax payments	(999)	1,451	403
Net cash provided by operating activities	5,139	7,715	3,017
Cash flow from investing activities:			
Capital expenditures:			
North America copper mines	(597)	(342)	(428)
South America	(304)	(162)	(183)
Indonesia mining	(1,575)	(1,296)	(1,161)
Indonesia smelter development	(806)	(222)	(105)
Molybdenum mines	(33)	(6)	(19)
Other	(154)	(87)	(65)
Proceeds from sales of assets	108	247	704
Loans to PT Smelting for expansion	(65)	(36)	—
Acquisition of minority interest in PT Smelting	—	(33)	—
Other, net	(14)	(27)	(7)
Net cash used in investing activities	(3,440)	(1,964)	(1,264)
Cash flow from financing activities:			
Proceeds from debt	5,735	1,201	3,531
Repayments of debt	(4,515)	(1,461)	(3,724)
Cash dividends and distributions paid:			
Common stock	(866)	(331)	(73)
Noncontrolling interests	(840)	(583)	—
Treasury stock purchases	(1,347)	(488)	—
Contributions from noncontrolling interests	189	182	156
Proceeds from exercised stock options	125	210	51
Payments for withholding of employee taxes related to stock-based awards	(55)	(29)	(17)
Debt financing costs and other, net	(49)	(41)	(52)
Net cash used in financing activities	(1,623)	(1,340)	(128)
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	76	4,411	1,625
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	8,314	3,903	2,278
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	$ 8,390	$ 8,314	$ 3,903

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

December 31,	2022	2021
(In millions, except par value)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,146	$ 8,068
Trade accounts receivable	1,336	1,168
Income and other tax receivables	459	574
Inventories:		
Materials and supplies, net	1,964	1,669
Mill and leach stockpiles	1,383	1,170
Product	1,833	1,658
Other current assets	492	523
Total current assets	15,613	14,830
Property, plant, equipment and mine development costs, net	32,627	30,345
Long-term mill and leach stockpiles	1,252	1,387
Other assets	1,601	1,460
Total assets	$51,093	$48,022
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,027	$ 3,495
Current portion of debt	1,037	372
Accrued income taxes	744	1,541
Current portion of environmental and asset retirement obligations	320	264
Dividends payable	217	220
Total current liabilities	6,345	5,892
Long-term debt, less current portion	9,583	9,078
Environmental and asset retirement obligations, less current portion	4,463	4,116
Deferred income taxes	4,269	4,234
Other liabilities	1,562	1,683
Total liabilities	26,222	25,003
Equity:		
Stockholders' equity:		
Common stock, par value $0.10, 1,613 shares and 1,603 shares issued, respectively	161	160
Capital in excess of par value	25,322	25,875
Accumulated deficit	(3,907)	(7,375)
Accumulated other comprehensive loss	(320)	(388)
Common stock held in treasury—183 shares and 146 shares, respectively, at cost	(5,701)	(4,292)
Total stockholders' equity	15,555	13,980
Noncontrolling interests	9,316	9,039
Total equity	24,871	23,019
Total liabilities and equity	$51,093	$48,022

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

(In millions)	Stockholders' Equity: Common Stock: Number of Shares	Stockholders' Equity: Common Stock: At Par Value	Stockholders' Equity: Capital in Excess of Par Value	Stockholders' Equity: Accumulated Deficit	Stockholders' Equity: Accumulated Other Comprehensive Loss	Stockholders' Equity: Common Stock Held in Treasury: Number of Shares	Stockholders' Equity: Common Stock Held in Treasury: At Cost	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance at January 1, 2020	1,582	$158	$25,830	$ (12,280)	$(676)	131	$(3,734)	$ 9,298	$8,150	$17,448
Exercised and issued stock-based awards	8	1	57	—	—	—	—	58	—	58
Stock-based compensation, including the tender of shares	—	—	74	—	—	1	(24)	50	—	50
Changes in noncontrolling interests	—	—	—	—	—	—	—	—	1	1
Contributions from noncontrolling interests	—	—	76	—	—	—	—	76	80	156
Net income attributable to common stockholders	—	—	—	599	—	—	—	599	—	599
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	266	266
Other comprehensive income (loss)	—	—	—	—	93	—	—	93	(3)	90
Balance at December 31, 2020	1,590	159	26,037	(11,681)	(583)	132	(3,758)	10,174	8,494	18,668
Exercised and issued stock-based awards	13	1	225	—	—	—	—	226	—	226
Stock-based compensation, including the tender of shares	—	—	75	—	—	1	(46)	29	(5)	24
Treasury stock purchases	—	—	—	—	—	13	(488)	(488)	—	(488)
Dividends	—	—	(551)	—	—	—	—	(551)	(603)	(1,154)
Contributions from noncontrolling interests	—	—	89	—	—	—	—	89	93	182
Net income attributable to common stockholders	—	—	—	4,306	—	—	—	4,306	—	4,306
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,059	1,059
Other comprehensive income	—	—	—	—	195	—	—	195	1	196
Balance at December 31, 2021	1,603	160	25,875	(7,375)	(388)	146	(4,292)	13,980	9,039	23,019
Exercised and issued stock-based awards	10	1	131	—	—	—	—	132	—	132
Stock-based compensation, including the tender of shares	—	—	88	—	—	2	(62)	26	(11)	15
Treasury stock purchases	—	—	—	—	—	35	(1,347)	(1,347)	—	(1,347)
Dividends	—	—	(864)	—	—	—	—	(864)	(820)	(1,684)
Contributions from noncontrolling interests	—	—	92	—	—	—	—	92	97	189
Net income attributable to common stockholders	—	—	—	3,468	—	—	—	3,468	—	3,468
Net income attributable to noncontrolling interests	—	—	—	—	—	—	—	—	1,011	1,011
Other comprehensive income	—	—	—	—	68	—	—	68	—	68
Balance at December 31, 2022	1,613	$161	$25,322	$ (3,907)	$(320)	183	$(5,701)	$15,555	$9,316	$24,871

The accompanying Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Inc. (FCX) include the accounts of those subsidiaries where it directly or indirectly has more than 50% of the voting rights and/or has control over the subsidiary. As of December 31, 2022, the most significant entities that FCX consolidates include its 48.76%-owned subsidiary PT Freeport Indonesia (PT-FI), and the following wholly owned subsidiaries: Freeport Minerals Corporation (FMC) and Atlantic Copper, S.L.U. (Atlantic Copper). Refer to Note 3 for further discussion, including FCX's conclusion to consolidate PT-FI.

FMC's unincorporated joint venture at Morenci is reflected using the proportionate consolidation method (refer to Note 3 for further discussion). Investments in unconsolidated companies over which FCX has the ability to exercise significant influence, but does not control, are accounted for under the equity method and include PT-FI's investment in PT Smelting (refer to Note 3 for further discussion). Investments in unconsolidated companies owned less than 20%, and for which FCX does not exercise significant influence, are recorded at (i) fair value for those that have a readily determinable fair value or (ii) cost, less any impairment, for those that do not have a readily determinable fair value. All significant intercompany transactions have been eliminated. Dollar amounts in tables are stated in millions, except per share amounts.

Business Segments. FCX has organized its mining operations into four primary divisions—North America copper mines, South America mining, Indonesia mining and Molybdenum mines, and operating segments that meet certain thresholds are reportable segments. FCX's reportable segments include the Morenci, Cerro Verde and Grasberg (Indonesia mining) copper mines, the Rod & Refining operations and Atlantic Copper Smelting & Refining. Refer to Note 16 for further discussion.

Use of Estimates. The preparation of FCX's financial statements in conformity with accounting principles generally accepted in the United States (U.S.) requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of management estimates include minerals reserve estimation; asset lives for depreciation, depletion and amortization; environmental obligations; asset retirement obligations; estimates of recoverable copper in mill and leach stockpiles; deferred taxes and valuation allowances; reserves for contingencies and litigation; asset acquisitions and impairment, including estimates used to derive future cash flows associated with those assets; pension benefits; and valuation of derivative instruments. Actual results could differ from those estimates.

Functional Currency. The functional currency for the majority of FCX's foreign operations is the U.S. dollar. For foreign subsidiaries whose functional currency is the U.S. dollar, monetary assets and liabilities denominated in the local currency are translated at current exchange rates, and non-monetary assets and liabilities, such as inventories, property, plant, equipment and mine development costs, are translated at historical exchange rates. Gains and losses resulting from translation of such account balances are included in other income (expense), net, as are gains and losses from foreign currency transactions. Foreign currency gains totaled $9 million in 2022, $66 million in 2021 and $34 million in 2020.

Cash Equivalents. Highly liquid investments purchased with maturities of three months or less are considered cash equivalents.

Restricted Cash and Cash Equivalents. FCX's restricted cash and cash equivalents are primarily related to PT-FI's commitment for the development of a greenfield smelter in Indonesia; and guarantees and commitments for certain mine closure and reclamation obligations. Restricted cash and cash equivalents are classified as a current or long-term asset based on the timing and nature of when or how the cash is expected to be used or when the restrictions are expected to lapse. Restricted cash and cash equivalents are comprised of bank deposits and money market funds.

Inventories. Inventories include materials and supplies, mill and leach stockpiles, and product inventories. Inventories are stated at the lower of weighted-average cost or net realizable value (NRV).

Mill and Leach Stockpiles. Mill and leach stockpiles are work-in-process inventories for FCX's mining operations. Mill and leach stockpiles contain ore that has been extracted from an ore body and is available for metal recovery. Mill stockpiles contain sulfide ores, and recovery of metal is through milling, concentrating and smelting and refining or, alternatively, by concentrate leaching. Leach stockpiles contain oxide ores and certain secondary sulfide ores and recovery of metal is through exposure to acidic solutions that dissolve contained copper and deliver it in solution to extraction processing facilities (*i.e.*, solution extraction and electrowinning (SX/EW)). The recorded cost of mill and leach stockpiles includes mining and haulage costs incurred to deliver ore to stockpiles, depreciation, depletion, amortization and site overhead costs. Material is removed from the stockpiles at a weighted-average cost per pound. Each mine site maintains one work-in-progress balance on a weighted-average cost basis for each process (*i.e.*, leach, mill or concentrate leach) regardless of the number of stockpile systems at that site.

Because it is impracticable to determine copper contained in mill and leach stockpiles by physical count, reasonable estimation methods are employed. The quantity of material delivered to mill and leach stockpiles is based on surveyed volumes of mined material and daily production records. Sampling and assaying of blasthole cuttings determine the estimated copper grade of the material delivered to mill and leach stockpiles.

Expected copper recoveries for mill stockpiles are determined by metallurgical testing. The recoverable copper in mill stockpiles, once entered into the production process, can be produced into copper concentrate almost immediately.

Expected copper recoveries for leach stockpiles are determined using small-scale laboratory tests, small- to large-scale column testing (which simulates the production process), historical trends and other factors, including mineralogy of the ore and rock type. Total copper recovery in leach stockpiles can vary significantly from a low percentage to more than 90% depending on several variables, including processing methodology, processing variables, mineralogy and particle size of the rock. For newly placed material on active stockpiles, as much as 80% of the total copper recovery may occur during the first year, and the remaining copper may be recovered over many years.

Process rates and copper recoveries for mill and leach stockpiles are monitored regularly, and recovery estimates are adjusted periodically as additional information becomes available and as related technology changes. Recovery adjustments will typically result in a future impact to the value of the material removed from the stockpiles at a revised weighted-average cost per pound of recoverable copper.

Product. Product inventories include raw materials, work-in-process and finished goods. Corporate general and administrative costs are not included in inventory costs.

Raw materials are primarily unprocessed concentrate at Atlantic Copper's smelting and refining operations.

Work-in-process inventories are primarily copper concentrate at various stages of conversion into anode and cathode at Atlantic Copper's operations. Atlantic Copper's in-process inventories are valued at the weighted-average cost of the material fed to the smelting and refining process plus in-process conversion costs.

Finished goods for mining operations represent salable products (*e.g.*, copper and molybdenum concentrate, copper anode, copper cathode, copper rod, molybdenum oxide, and high-purity molybdenum chemicals and other metallurgical products). Finished goods are valued based on the weighted-average cost of source material plus applicable conversion costs relating to associated process facilities. Costs of finished goods and work-in-process (*i.e.,* not raw materials) inventories include labor and benefits, supplies, energy, depreciation, depletion, amortization, site overhead costs and other necessary costs associated with the extraction and processing of ore, such as mining, milling, smelting, leaching, SX/EW, refining, roasting and chemical processing.

Property, Plant, Equipment and Mine Development Costs. Property, plant, equipment and mine development costs are carried at cost. Mineral exploration costs, as well as drilling and other costs incurred for the purpose of converting mineral resources to proven and probable mineral reserves or identifying new mineral resources at development or production stage properties, are charged to expense as incurred. Development costs are capitalized beginning after proven and probable mineral reserves have been established. Development costs include costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable mineral reserves, including shafts, adits, drifts, ramps, permanent excavations, infrastructure and removal of overburden. For underground mines certain costs related to panel development, such as undercutting and drawpoint development, are also capitalized as mine development costs until production reaches sustained design capacity for the mine. After reaching design capacity, the mine transitions to the production phase and panel development costs are allocated to inventory and then included as a component of cost of goods sold. Additionally, interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Expenditures for replacements and improvements are capitalized. Costs related to periodic scheduled maintenance (*i.e.*, turnarounds) are charged to expense as incurred. Depreciation for mining and milling life-of-mine assets, infrastructure and other common costs is determined using the unit-of-production (UOP) method based on total estimated recoverable proven and probable copper reserves (for primary copper mines) and proven and probable molybdenum reserves (for primary molybdenum mines). Development costs and acquisition costs for proven and probable mineral reserves that relate to a specific ore body are depreciated using the UOP method based on estimated recoverable proven and probable mineral reserves for the ore body benefited. Depreciation, depletion and amortization using the UOP method is recorded upon extraction of the recoverable copper or molybdenum from the ore body or production of finished goods (as applicable), at which time it is allocated to inventory cost and then included as a component of cost of goods sold. Other assets are depreciated on a straight-line basis over estimated useful lives for the related assets of up to 50 years for buildings and 3 to 50 years for machinery and equipment, and mobile equipment.

Included in property, plant, equipment and mine development costs is value beyond proven and probable mineral reserves (VBPP), primarily resulting from FCX's acquisition of FMC. The concept of VBPP may be interpreted differently by different mining companies. FCX's VBPP is attributable to (i) measured and indicated mineral resources that FCX believes could be brought into production with the establishment or modification of required permits and should market conditions and technical assessments warrant, (ii) inferred mineral resources and (iii) exploration potential.

Carrying amounts assigned to VBPP are not charged to expense until the VBPP becomes associated with additional proven and probable mineral reserves and the reserves are produced or the VBPP is determined to be impaired. Additions to proven and probable mineral reserves for properties with VBPP will carry with them the value assigned to VBPP at the date acquired, less any impairment amounts. Refer to Note 5 for further discussion.

Impairment of Long-Lived Mining Assets. FCX assesses the carrying values of its long-lived mining assets for impairment when events or changes in circumstances indicate that the related carrying amounts of such assets may not be recoverable. In evaluating long-lived mining assets for recoverability, estimates of pre-tax undiscounted future cash flows of FCX's individual mines are used. An impairment is considered to exist if total estimated undiscounted future cash flows are less than the carrying amount of the asset. Once it is determined that an impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value. The estimated undiscounted cash flows used to assess recoverability of long-lived assets and to measure the fair value of FCX's mining operations are derived from current business plans, which are developed using near-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to near- and long-term metal price assumptions, other key assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the reserves; VBPP estimates; and the use of appropriate discount rates in the measurement of fair value. FCX believes its estimates and models used to determine fair value are similar to what a market participant would use. As quoted market prices are unavailable for FCX's individual mining operations, fair value is determined through the use of after-tax discounted estimated future cash flows (*i.e.*, Level 3 measurement).

Deferred Mining Costs. Stripping costs (*i.e.*, the costs of removing overburden and waste material to access mineral deposits) incurred during the production phase of an open-pit mine are considered variable production costs and are included as a component of inventory produced during the period in which stripping costs are incurred. Major development expenditures, including stripping costs to prepare unique and identifiable areas outside the current mining area for future production that are considered to be pre-production mine development, are capitalized and amortized using the UOP method based on estimated recoverable proven and probable mineral reserves for the ore body benefited. However, where a second or subsequent pit or major expansion is considered to be a continuation of existing mining activities, stripping costs are accounted for as a current production cost and a component of the associated inventory.

Environmental Obligations. Environmental expenditures are charged to expense or capitalized, depending upon their future economic benefits. Accruals for such expenditures are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated. Environmental obligations attributed to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) or analogous state programs are considered probable when a claim is asserted, or is probable of assertion, and FCX, or any of its subsidiaries, have been associated with the site. Other environmental remediation obligations are considered probable based on specific facts and circumstances. FCX's estimates of these costs are based on an evaluation of various factors, including currently available facts, existing technology, presently enacted laws and regulations, remediation experience, whether or not FCX is a potentially responsible party (PRP) and the ability of other PRPs to pay their allocated portions. With the exception of those obligations assumed in the acquisition of FMC that were initially recorded at estimated fair values (refer to Note 12 for further discussion), environmental obligations are recorded on an undiscounted basis. Where the available information is sufficient to estimate the amount of the obligation, that estimate has been used. Where the information is only sufficient to establish a range of probable liability and no point within the range is more likely than any other, the lower end of the range has been used. Possible recoveries of some of these costs from other parties are not recognized in the consolidated financial statements until they become probable. Legal costs associated with environmental remediation (such as fees to third-party legal firms for work relating to determining the extent and type of remedial actions and the allocation of costs among PRPs) are included as part of the estimated obligation.

Environmental obligations assumed in the acquisition of FMC, which were initially recorded at fair value and estimated on a discounted basis, are accreted to full value over time through charges to interest expense. Adjustments arising from changes in amounts and timing of estimated costs and settlements may result in increases and decreases in these obligations and are calculated in the same manner as they were initially estimated. Unless these adjustments qualify for capitalization, changes in environmental obligations are charged to operating income when they occur.

FCX performs a comprehensive review of its environmental obligations annually and also reviews changes in facts and circumstances associated with these obligations at least quarterly.

Asset Retirement Obligations. FCX records the fair value of estimated asset retirement obligations (AROs) associated with tangible long-lived assets in the period incurred. AROs associated with long-lived assets are those for which there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to cost of sales. In addition, asset retirement costs (ARCs) are capitalized as part of the related asset's carrying value and are depreciated over the asset's useful life.

For mining operations, reclamation costs for disturbances are recognized as an ARO and as a related ARC in the period of the disturbance and depreciated primarily on a UOP basis. FCX's AROs for mining operations consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthwork, revegetation, water treatment and demolition.

For non-operating properties without reserves, changes to the ARO are recorded in earnings.

At least annually, FCX reviews its ARO estimates for changes in the projected timing of certain reclamation and closure/restoration costs, changes in cost estimates and additional AROs incurred during the period. Refer to Note 12 for further discussion.

Revenue Recognition. FCX recognizes revenue for its products upon transfer of control in an amount that reflects the consideration it expects to receive in exchange for those products. Transfer of control is in accordance with the terms of customer contracts, which is generally upon shipment or delivery of the product. While payment terms vary by contract, terms generally include payment to be made within 30 days, but not longer than 60 days. Certain of FCX's concentrate and cathode sales contracts also provide for provisional pricing, which is accounted for as an embedded derivative (refer to Note 14 for further discussion). For provisionally priced sales, 90% to 100% of the provisional invoice amount is collected upon shipment or within 20 days, and final balances are settled in a contractually specified future month (generally one to four months from the shipment date) based on quoted monthly average copper settlement prices on the London Metal Exchange (LME) or the Commodity Exchange Inc. (COMEX), and quoted monthly average London Bullion Market Association (London) PM gold prices.

FCX's product revenues are also recorded net of treatment charges, royalties and export duties. Moreover, because a portion of the metals contained in copper concentrate is unrecoverable as a result of the smelting process, FCX's revenues from concentrate sales are also recorded net of allowances based on the quantity and value of these unrecoverable metals. These allowances are a negotiated term of FCX's contracts and vary by customer. Treatment and refining charges represent payments or price adjustments to smelters and refiners that are generally fixed. Refer to Note 16 for a summary of revenue by product type.

Gold sales are priced according to individual contract terms, generally the average London PM gold price for a specified month near the month of shipment.

The majority of FCX's molybdenum sales are priced based on the average published *Platts Metals Daily* price, plus conversion premiums for products that undergo additional processing, such as ferromolybdenum and molybdenum chemical products, for the month prior to the month of shipment.

Stock-Based Compensation. Compensation costs for share-based payments to employees are measured at fair value and charged to expense over the requisite service period for awards that are expected to vest. The fair value of stock options is determined using the Black-Scholes-Merton option valuation model. The fair value for stock-settled restricted stock units (RSUs) is based on FCX's stock price on the date of grant. Shares of common stock are issued at the vesting date for stock-settled RSUs. The fair value of performance share units (PSUs) are determined using FCX's stock price and a Monte-Carlo simulation model. The fair value for liability-classified awards (*i.e.*, cash-settled RSUs) is remeasured each reporting period using FCX's stock price. FCX has elected to recognize compensation costs for stock option awards that vest over several years on a straight-line basis over the vesting period, and for RSUs on the graded-vesting method over the vesting period. Refer to Note 10 for further discussion.

Earnings Per Share. FCX calculates its basic net income per share of common stock under the two-class method and calculates its diluted net income per share of common stock using the more dilutive of the two-class method or the treasury-stock method. Basic net income per share of common stock was computed by dividing net income attributable to common stockholders (after deducting undistributed dividends and earnings allocated to participating securities) by the weighted-average shares of common stock outstanding during the year. Diluted net income per share of common stock was calculated by including the basic weighted-average shares of common stock outstanding adjusted for the effects of all potential dilutive shares of common stock, unless their effect would be antidilutive.

Reconciliations of net income and weighted-average shares of common stock outstanding for purposes of calculating basic and diluted net income per share for the years ended December 31 follow:

	2022	2021	2020
Net income	$ 4,479	$ 5,365	$ 865
Net income attributable to noncontrolling interests	(1,011)	(1,059)	(266)
Undistributed dividends and earnings allocated to participating securities	(7)	(7)	(3)
Net income attributable to common stockholders	$ 3,461	$ 4,299	$ 596
(shares in millions)			
Basic weighted-average shares of common stock outstanding	1,441	1,466	1,453
Add shares issuable upon exercise or vesting of dilutive stock options and RSUs	10	16	8
Diluted weighted-average shares of common stock outstanding	1,451	1,482	1,461
Net income per share attributable to common stockholders:			
Basic	$ 2.40	$ 2.93	$ 0.41
Diluted	$ 2.39	$ 2.90	$ 0.41

Outstanding stock options with exercise prices greater than the average market price of FCX's common stock during the year are excluded from the computation of diluted net income per share of common stock. Excluded shares of common stock totaled 1 million shares in 2022, 5 million shares in 2021 and 31 million shares in 2020.

Global Intangible Low-Taxed Income (GILTI). FCX has elected to treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current period expense when incurred.

Subsequent Events. Since February 11, 2023, PT-FI's operations have been temporarily disrupted because of significant rainfall and landslides, which restricted access to infrastructure near its milling operations. Recovery activities are in progress to clear debris from the affected areas and PT-FI is in the process of gradually resuming operations. Operations are expected to be fully restored by the end of February 2023.

FCX evaluated events after December 31, 2022, and through the date the financial statements were issued, and determined any events or transactions occurring during this period that would require recognition or disclosure are appropriately addressed in these financial statements.

NOTE 2. ACQUISITIONS AND DISPOSITIONS

Cobalt Business. In September 2021, FCX's 56% owned subsidiary, Koboltti Chemicals Holdings Limited (KCHL), completed the sale of its remaining cobalt business based in Kokkola, Finland (Freeport Cobalt) to Jervois Global Limited (Jervois) for $208 million (before post-closing adjustments), consisting of cash consideration of $173 million and 7% of Jervois common stock (valued at $35 million at the time of closing). In 2022, KCHL sold these shares for $60 million. At closing, Freeport Cobalt's assets included cash of

approximately $20 million and other net assets of $125 million. In 2021, FCX recorded a gain of $60 million ($34 million to net income attributable to common stock) associated with this transaction. In addition, KCHL has the right to receive contingent consideration through 2026 of up to $40 million based on the future performance of Freeport Cobalt. Any gain related to the contingent consideration will be recognized when received. Following this transaction, FCX no longer has cobalt operations.

PT Smelting. On April 30, 2021, PT-FI acquired 14.5% of the outstanding common stock of PT Smelting, a smelter and refinery in Gresik, Indonesia, for $33 million, increasing its ownership interest from 25.0% to 39.5%. The remaining outstanding shares of PT Smelting are owned by Mitsubishi Materials Corporation (MMC). PT-FI accounts for its investment in PT Smelting under the equity method (refer to Note 3 for further discussion).

Kisanfu Transaction. In December 2020, FCX completed the sale of its interests in the Kisanfu undeveloped copper and cobalt resource in the Democratic Republic of Congo to a wholly owned subsidiary of China Molybdenum Co., Ltd. (CMOC) for $550 million, with after-tax net cash proceeds totaling $415 million. FCX did not have any proven and probable mineral reserves associated with the Kisanfu project. FCX recorded a gain of $486 million in 2020 associated with this transaction.

Timok Transactions. In 2016, FCX sold an interest in the upper zone of the Timok exploration project in Serbia (the 2016 Transaction). In December 2019, FCX completed the sale of its interest in the lower zone of the Timok exploration project to an affiliate of the purchaser in the 2016 Transaction, which included the right to future contingent payments of up to $150 million. These future contingent payments will be based on the future sale of products (as defined in the agreement) from the Timok lower zone. For a period of 12 months after the third anniversary of the initial sale of products from the Timok lower zone, the purchaser can settle, or

FCX can demand payment of, such deferred payment obligation, in each case, for a total of $60 million. As these deferred payments are contingent upon future production (the Timok lower zone project is still pre-operational) and would result in gain recognition, no amounts were recorded upon the closing of the transaction. Subsequent recognition will be based on the gain contingency model, in which the consideration would be recorded in the period in which all contingencies are resolved and the gain is realized. This is expected to be when FCX (i) is provided periodic product sales information by the purchaser or (ii) gives notice to the purchaser or receives notice from the purchaser regarding the settlement of the deferred payments for $60 million.

In addition and in connection with the transaction in 2019, in lieu of payment upon achievement of defined development milestones provided for in the 2016 Transaction, the purchaser paid $107 million in three installments of $12 million in 2022, $50 million in 2021 and $45 million in 2020.

TF Holdings Limited—Discontinued Operations. In 2016, FCX completed the sale of its 70% interest in TF Holdings Limited to CMOC for $2.65 billion in cash (before closing adjustments) and contingent consideration of up to $120 million in cash. In 2020, FCX realized and collected contingent consideration of $60 million and no additional amount is realizable.

NOTE 3. OWNERSHIP IN SUBSIDIARIES AND JOINT VENTURES

Ownership in Subsidiaries. FMC produces copper and molybdenum from mines in North America and South America. At December 31, 2022, FMC's operating mines in North America were Morenci, Bagdad, Safford (including Lone Star), Sierrita and Miami located in Arizona; Tyrone and Chino located in New Mexico; and Henderson and Climax located in Colorado. FMC has a 72% interest in Morenci (refer to "Joint Venture. Sumitomo and SMM Morenci, Inc.") and owns 100% of the other North America mines. At December 31, 2022, operating mines in South America were Cerro Verde (53.56% owned) located in Peru and El Abra (51% owned) located in Chile. At December 31, 2022, FMC's net assets totaled $19.0 billion and its accumulated deficit totaled $12.2 billion. FCX had $1 million in loans to FMC outstanding at December 31, 2022.

FCX owns 48.76% of PT-FI (refer to "PT-FI Divestment"). At December 31, 2022, PT-FI's net assets totaled $13.0 billion and its retained earnings totaled $8.4 billion. FCX had no loans to PT-FI outstanding at December 31, 2022.

FCX owns 100% of the outstanding Atlantic Copper (FCX's wholly owned smelting and refining unit in Spain) common stock. At December 31, 2022, Atlantic Copper's net assets totaled $104 million and its accumulated deficit totaled $440 million. FCX had $456 million in loans to Atlantic Copper outstanding at December 31, 2022.

PT-FI Divestment. On December 21, 2018, FCX completed the transaction with the Indonesia government regarding PT-FI's long-term mining rights and share ownership (the 2018 Transaction). Pursuant to the divestment agreement and related documents, PT Indonesia Asahan Aluminium (Persero) (PT Inalum, also known as MIND ID), an Indonesia state-owned enterprise, acquired all of Rio Tinto plc's (Rio Tinto) interests associated with its joint venture with PT-FI (the former Rio Tinto Joint Venture) and 100% of FCX's interests in PT Indonesia Papua Metal Dan Mineral (PTI—formerly known as PT Indocopper Investama).

In connection with the 2018 Transaction, PT-FI acquired all of the common stock of PT Rio Tinto Indonesia that held the former Rio Tinto Joint Venture interest. After the 2018 Transaction, MIND ID's (26.24%) and PTI's (25.00%) collective share ownership of PT-FI totals 51.24% and FCX's share ownership totals 48.76%. The arrangements provide for FCX and the other pre-transaction PT-FI shareholders (i.e., MIND ID) to retain the economics of the revenue and cost sharing arrangements under the former Rio Tinto Joint Venture. As a result, FCX's economic interest in PT-FI approximated 81% through 2022 and is 48.76% thereafter (see further discussion below).

FCX, PT-FI, PTI and MIND ID entered into a shareholders agreement (the PT-FI Shareholders Agreement), which includes provisions related to the governance and management of PT-FI. FCX considered the terms of the PT-FI Shareholders Agreement and related governance structure, including whether MIND ID has substantive participating rights, and concluded that it has retained control and would continue to consolidate PT-FI in its financial statements following the 2018 Transaction. Among other terms, the governance arrangements under the PT-FI Shareholders Agreement transfers control over the management of PT-FI's mining operations to an operating committee, which is controlled by FCX. Additionally, as discussed above, the existing PT-FI shareholders will retain the economics of the revenue and cost sharing arrangements under the former Rio Tinto Joint Venture, so that FCX's economic interest in the project through 2041 will not be significantly affected by the 2018 Transaction. FCX believes its conclusion to continue to consolidate PT-FI in its financial statements is in accordance with the U.S. Securities and Exchange Commission (SEC) Regulation S-X, Rule 3A-02 (a), which provides for situations in which consolidation of an entity, notwithstanding the lack of majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.

Attribution of PT-FI Net Income or Loss. FCX concluded that the attribution of PT-FI's net income or loss from December 21, 2018 (the date of the divestment transaction), through December 31, 2022 (the Initial Period), should be based on the economics replacement agreement included in the PT-FI Shareholders Agreement, as previously discussed. The economics replacement agreement entitled FCX to approximately 81% of PT-FI dividends paid during the Initial Period, with the remaining 19% paid to the noncontrolling interests. PT-FI's cumulative net income during the Initial Period totaled $6.0 billion, of which $4.9 billion was attributed to FCX. In addition, because PT-FI did not achieve the Gold Target (as defined in the PT-FI Shareholders Agreement) during the Initial Period, PT-FI's net income and cash dividends associated with the sale of approximately 190,000 ounces of gold in 2023 will be attributed approximately 81% to FCX and 19% to MIND ID.

Beginning January 1, 2023, the attribution of PT-FI's net income or loss will be based on equity ownership percentages (48.76% for FCX, 26.24% for MIND ID and 25.00% for PTI), except for the net income attributable to the approximately 190,000 ounces of gold sales discussed above.

For all of its other partially owned consolidated subsidiaries, FCX attributes net income or loss based on equity ownership percentages.

Joint Ventures.

Sumitomo and SMM Morenci, Inc. FMC owns a 72% undivided interest in Morenci via an unincorporated joint venture. The remaining 28% is owned by Sumitomo (15%) and SMM Morenci, Inc. (13%). Each partner takes in kind its share of Morenci's production. FMC purchased 62 million pounds of Morenci's copper cathode from Sumitomo and SMM Morenci, Inc. at market prices for $245 million during 2022. FMC had receivables from Sumitomo and SMM Morenci, Inc. totaling $25 million at December 31, 2022, and $20 million at December 31, 2021.

PT Smelting. PT Smelting is an Indonesia company that owns a copper smelter and refinery in Gresik, Indonesia. In 1996, PT-FI entered into a joint venture and shareholder agreement with MMC to jointly construct the PT Smelting facilities. PT Smelting, which commenced operations in 1999, was the first and currently the only operating copper smelter facility in Indonesia. PT-FI owns 39.5% of the outstanding common stock of PT Smelting. MMC owns the remaining 60.5% of PT Smelting's outstanding common stock and serves as the operator of the facilities.

On November 30, 2021, PT-FI entered into a convertible loan agreement to fund an expansion of PT Smelting's facilities. Upon completion of the expansion project, targeted for year-end 2023, PT-FI's loan is expected to convert into PT Smelting equity resulting in a majority ownership interest.

FCX has determined that PT Smelting is a variable interest entity (VIE), however, as mutual consent of both PT-FI and MMC is required to make the decisions that most significantly impact the economic performance of PT Smelting, PT-FI is not the primary beneficiary. As PT-FI has the ability to exercise significant influence over PT Smelting, it accounts for its investment in PT Smelting under the equity method (refer to Note 6).

PT-FI's maximum exposure to loss is its investment in PT Smelting and its loan to fund the expansion (refer to Note 6). Additionally, refer to Note 6 for the carrying values of PT-FI's trade receivable balances from PT Smelting for sales of concentrate. PT-FI's equity in PT Smelting's earnings totaled $24 million in 2022, $6 million in 2021 and $11 million in 2020.

Beginning in 2023, PT-FI's commercial arrangement with PT Smelting converted to a tolling arrangement. Under the arrangement, PT-FI pays PT Smelting a tolling fee to smelt and refine its concentrate and will retain title to all products for sale to third parties (*i.e.*, there are no further sales from PT-FI to PT Smelting).

NOTE 4. INVENTORIES, INCLUDING LONG-TERM MILL AND LEACH STOCKPILES

The components of inventories follow:

December 31,	2022	2021
Current inventories:		
Total materials and supplies, net[a]	**$1,964**	$1,669
Mill stockpiles	**$ 216**	$ 193
Leach stockpiles	**1,167**	977
Total current mill and leach stockpiles	**$1,383**	$1,170
Raw materials (primarily concentrate)	**$ 443**	$ 536
Work-in-process	**221**	195
Finished goods	**1,169**	927
Total product	**$1,833**	$1,658
Long-term inventories:		
Mill stockpiles	**$ 199**	$ 226
Leach stockpiles	**1,053**	1,161
Total long-term mill and leach stockpiles[b]	**$1,252**	$1,387

a. Materials and supplies inventory was net of obsolescence reserves totaling $39 million at December 31, 2022, and $36 million at December 31, 2021.
b. Estimated metals in stockpiles not expected to be recovered within the next 12 months.

FCX recorded metal inventory adjustments totaling $29 million in 2022, including $19 million associated with NRV adjustments related to lower market prices for copper and $10 million for stockpile write-offs at Cerro Verde; $16 million in 2021, primarily associated with stockpiles at the Morenci mine no longer expected to be leached; and $96 million in 2020 associated with NRV adjustments related to lower market prices for copper and molybdenum. Refer to Note 16 for metal inventory adjustments by business segment.

El Abra Stockpile Adjustment. In 2022, the El Abra mine revised its estimated recovery rate assumptions for specific ore types expected to be processed from its existing leach stockpile. The revised estimates resulted in a 135 million pound reduction in future estimated recoverable copper from this leach stockpile, which is being phased out. This revised estimate did not have a significant impact on FCX's consolidated site production and delivery costs in 2022.

Morenci Stockpile Adjustments. The Morenci mine has experienced improved recoveries at certain of its leach stockpiles and following an analysis of column testing results in 2021, Morenci concluded it had sufficient evidence to increase its estimated recoveries for certain of its leach stockpiles. As a result of the revised recoveries, Morenci increased its estimated recoverable copper in leach stockpiles by 191 million pounds (net of joint venture interest). The effect of this change in estimate reduced FCX's consolidated site production and delivery costs and increased net income by $112 million ($0.08 per share) in 2021.

In 2022, based on an annual review of leach stockpiles, FCX increased its estimated recoverable copper in leach stockpiles at Morenci by 213 million pounds (net of joint venture interest). This revised estimate did not have a significant impact on FCX's consolidated site production and delivery costs in 2022.

NOTE 5. PROPERTY, PLANT, EQUIPMENT AND MINE DEVELOPMENT COSTS, NET

The components of net property, plant, equipment and mine development costs follow:

December 31,	2022	2021
Proven and probable mineral reserves	$ 7,159	$ 7,142
VBPP	360	376
Mine development and other	12,314	11,309
Buildings and infrastructure	9,746	9,412
Machinery and equipment	14,790	14,399
Mobile equipment	4,756	4,605
Construction in progress	4,419	2,477
Oil and gas properties	27,356	27,298
Total	80,900	77,018
Accumulated depreciation, depletion and amortization[a]	(48,273)	(46,673)
Property, plant, equipment and mine development costs, net	$ 32,627	$ 30,345

a. Includes accumulated amortization for oil and gas properties of $27.3 billion at December 31, 2022 and 2021.

FCX recorded $1.6 billion for VBPP in connection with the FMC acquisition (excluding $634 million associated with mining operations that were subsequently sold) and transferred $827 million to proven and probable mineral reserves through 2022 ($16 million in 2022 and none in 2021). Cumulative impairments of and adjustments to VBPP total $497 million, which were primarily recorded in 2008.

Capitalized interest, which primarily related to FCX's mining operations' capital projects, totaled $150 million in 2022, $72 million in 2021 and $147 million in 2020.

During the three-year period ended December 31, 2022, no material impairments of FCX's long-lived mining assets were recorded.

NOTE 6. OTHER ASSETS

The components of other assets follow:

December 31,	2022	2021
Intangible assets[a]	$ 416	$ 412
Legally restricted funds[b]	182	209
Disputed tax assessments:[c]		
Cerro Verde	333	237
PT-FI	12	57
Long-term receivable for taxes[d]	54	84
Investments:		
Assurance bond[e]	133	132
Fixed income, equity securities and other	79	74
PT Smelting[f]	50	26
Contingent consideration associated with sales of assets[g]	47	70
Loans to PT Smelting for expansion[h]	101	36
Long-term employee receivables	24	20
Prepaid rent and deposits	26	2
Other	144	101
Total other assets	$1,601	$1,460

a. Indefinite-lived intangible assets totaled $214 million at December 31, 2022, and $215 million at December 31, 2021. Accumulated amortization for definite-lived intangible assets totaled $39 million at December 31, 2022, and $35 million at December 31, 2021.
b. Includes $181 million at December 31, 2022, and $208 million at December 31, 2021, held in trusts for AROs related to properties in New Mexico (refer to Note 12 for further discussion).
c. Refer to Note 12 for further discussion.
d. Includes tax overpayments and refunds not expected to be realized within the next 12 months.
e. Relates to PT-FI's commitment for the development of a greenfield smelter in Indonesia (refer to Note 13 for further discussion).
f. PT-FI's ownership in PT Smelting is recorded using the equity method. Amounts were reduced by unrecognized profits on sales from PT-FI to PT Smelting totaling $112 million at December 31, 2022, and $126 million at December 31, 2021. Trade accounts receivable from PT Smelting totaled $277 million at December 31, 2022, and $411 million at December 31, 2021.
g. Refer to Note 15 for further discussion.
h. Refer to Note 3 for further discussion.

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities follow:

December 31,	2022	2021
Accounts payable	$2,701	$2,035
Salaries, wages and other compensation	329	334
Accrued interest[a]	218	203
PT-FI contingencies[b]	179	259
Pension, postretirement, postemployment and other employee benefits[c]	143	190
Litigation accruals	99	28
Deferred revenue	76	191
Accrued taxes, other than income taxes	75	64
Accrued mining royalties	41	33
Leases[d]	38	38
Other	128	120
Total accounts payable and accrued liabilities	$4,027	$3,495

a. Third-party interest paid, net of capitalized interest, was $417 million in 2022, $640 million in 2021 and $472 million in 2020.
b. Refer to Note 12 for further discussion.
c. Refer to Note 9 for long-term portion.
d. Refer to Note 13 for further discussion.

NOTE 8. DEBT

FCX's debt at December 31, 2022, is net of reductions of $78 million ($86 million at December 31, 2021) for unamortized net discounts and unamortized debt issuance costs. The components of debt follow:

December 31,	2022	2021
Revolving credit facilities:		
FCX	$ —	$ —
PT-FI	—	—
Cerro Verde	—	—
Senior notes and debentures:		
Issued by FCX:		
3.875% Senior Notes due 2023[a]	995	995
4.55% Senior Notes due 2024	729	728
5.00% Senior Notes due 2027	465	594
4.125% Senior Notes due 2028	543	693
4.375% Senior Notes due 2028	475	643
5.25% Senior Notes due 2029	499	593
4.25% Senior Notes due 2030	494	593
4.625% Senior Notes due 2030	615	841
5.40% Senior Notes due 2034	723	742
5.450% Senior Notes due 2043	1,687	1,846
Issued by PT-FI:		
4.763% Senior Notes due 2027	745	—
5.315% Senior Notes due 2032	1,489	—
6.200% Senior Notes due 2052	744	—
Issued by FMC:		
7 ⅛% Debentures due 2027	115	115
9 ½% Senior Notes due 2031	122	123
6 ⅛% Senior Notes due 2034	118	117
PT-FI Term Loan	—	432
Cerro Verde Term Loan	—	325
Other	62	70
Total debt	10,620	9,450
Less current portion of debt	(1,037)	(372)
Long-term debt	$ 9,583	$9,078

a. Maturing in March 2023.

Revolving Credit Facilities.

FCX. At December 31, 2022, FCX had no borrowings outstanding and $8 million in letters of credit issued under its revolving credit facility and was in compliance with its revolving credit facility covenants.

In October 2022, FCX and PT-FI entered into a $3.0 billion, five-year, unsecured revolving credit facility, which replaced FCX's prior revolving credit facility that was scheduled to mature in April 2024. The revolving credit facility matures in October 2027. Under the terms of the revolving credit facility, FCX may obtain loans and issue letters of credit in an aggregate amount of up to $3.0 billion, with PT-FI's capacity limited to $500 million, and letters of credit issuance limited to $1.5 billion. Interest on loans made under the revolving credit facility may, at the option of

FCX or PT-FI, be determined based on the Secured Overnight Financing Rate plus a spread to be determined by reference to a grid based on FCX's credit rating. The revolving credit facility contains customary affirmative covenants and representations, and also contains various negative covenants that, among other things and subject to certain exceptions, restrict the ability of FCX's subsidiaries that are not borrowers or guarantors to incur additional indebtedness (including guarantee obligations) and the ability of FCX or FCX's subsidiaries to: create liens on assets; enter into sale and leaseback transactions; engage in mergers, liquidations and dissolutions; and sell assets. In addition, the revolving credit facility contains a total leverage ratio financial covenant.

PT-FI. In July 2021, PT-FI entered into a $1.0 billion, five-year, unsecured credit facility to fund project costs in connection with the PT Smelting expansion and construction of a precious metals refinery (PMR), and for PT-FI's general corporate purposes. In April 2022, PT-FI amended and restated its five-year, unsecured revolving credit facility to, among other things, increase the availability to $1.3 billion. The amended and restated credit facility matures in July 2026. At December 31, 2022, PT-FI had no borrowings under its revolving credit facility and was in compliance with its covenants.

PT-FI's revolving credit facility contains customary affirmative covenants and representations and also contains standard negative covenants that, among other things, restrict, subject to certain exceptions, the ability of PT-FI to incur additional indebtedness; create liens on assets; enter into sale and leaseback transactions; sell assets; and modify or amend the shareholders agreement or related governance structure. The credit facility also contains financial covenants governing maximum total leverage and minimum interest expense coverage and other covenants addressing certain environmental and social compliance requirements.

Cerro Verde. In May 2022, Cerro Verde entered into a $350 million, five-year, unsecured revolving credit facility that matures in May 2027. At December 31, 2022, Cerro Verde had no borrowings outstanding under its revolving credit facility and was in compliance with its covenants.

Senior Notes.

FCX. In May 2022, FCX began purchasing certain of its senior notes in open-market transactions. Listed below are the FCX senior notes, purchased or redeemed in full during the three-year period ended December 31, 2022.

	Principal Amount	Net Adjustments	Book Value	Redemption Value	(Gain) /Loss
Year Ended December 31, 2022					
5.00% Senior Notes due 2027	$ 131	$ (1)	$ 130	$ 130	$ —
4.125% Senior Notes due 2028	153	(1)	152	143	(9)
4.375% Senior Notes due 2028	171	(2)	169	163	(6)
5.25% Senior Notes due 2029	97	(1)	96	93	(3)
4.25% Senior Notes due 2030	101	(1)	100	93	(7)
4.625% Senior Notes due 2030	228	(2)	226	215	(11)
5.40% Senior Notes due 2034	20	—	20	20	—
5.450% Senior Notes due 2043	160	(2)	158	150	(8)
Total	$1,061	$(10)	$1,051	$1,007	$ (44)
Year Ended December 31, 2021					
FCX 3.55% Senior Notes due 2022	$ 524	$ —	$ 524	$ 524	$ —
Year Ended December 31, 2020					
FCX 4.00% Senior Notes due 2021	$ 195	$ (1)	$ 194	$ 205	$ 11
FCX 3.55% Senior Notes due 2022	1,356	(6)	1,350	1,391	41
FCX 3.875% Senior Notes due 2023	927	(4)	923	964	41
FCX 4.55% Senior Notes due 2024	120	(1)	119	126	7
Total	$2,598	$(12)	$2,586	$2,686	$100

The senior notes listed below are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to the dates stated below, at specified redemption prices beginning on the dates stated below, and at 100% of principal two years before maturity.

Debt Instrument	Date
5.00% Senior Notes due 2027	September 1, 2022
4.125% Senior Notes due 2028	March 1, 2023
4.375% Senior Notes due 2028	August 1, 2023
5.25% Senior Notes due 2029	September 1, 2024
4.25% Senior Notes due 2030	March 1, 2025
4.625% Senior Notes due 2030	August 1, 2025

The senior notes listed below are redeemable in whole or in part, at the option of FCX, at a make-whole redemption price prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
3.875% Senior Notes due 2023	December 15, 2022
4.55% Senior Notes due 2024	August 14, 2024
5.40% Senior Notes due 2034	May 14, 2034
5.450% Senior Notes due 2043	September 15, 2042

FCX's senior notes contain limitations on liens and rank equally with FCX's other existing and future unsecured and unsubordinated indebtedness.

PT-FI. In April 2022, PT-FI completed the sale of $3.0 billion aggregate principal amount of unsecured senior notes, consisting of $750 million of 4.763% Senior Notes due 2027, $1.5 billion of 5.315% Senior Notes due 2032 and $750 million of 6.200% Senior Notes due 2052. PT-FI used $0.6 billion of the net proceeds to repay the borrowings under its term loan and expects to use the remaining net proceeds to finance its smelter projects.

The senior notes listed below are redeemable in whole or in part, at the option of PT-FI, at a make-whole redemption price prior to the dates stated below and beginning on the dates stated below at 100% of principal.

Debt Instrument	Date
4.763% Senior Notes due 2027	March 14, 2027
5.315% Senior Notes due 2032	January 14, 2032
6.200% Senior Notes due 2052	October 14, 2051

Term Loans.

PT-FI. In April 2022, PT-FI repaid the principal balance of the term loan portion of its unsecured credit facility, which cannot be redrawn, and recorded a loss on early extinguishment of debt of $10 million.

Cerro Verde. In May 2022, Cerro Verde repaid the principal balance of its term loan.

Cerro Verde Shareholder Loans. In December 2014, Cerro Verde entered into loan agreements with three of its shareholders, which will mature in May 2024. No amounts were outstanding at December 31, 2022 and 2021, and availability under these agreements totals $200 million.

Maturities. Maturities of debt instruments based on the principal amounts outstanding at December 31, 2022, total $1.0 billion in 2023, $731 million in 2024, $4 million in 2025, $4 million in 2026, $1.3 billion in 2027 and $7.6 billion thereafter.

NOTE 9. OTHER LIABILITIES, INCLUDING EMPLOYEE BENEFITS

The components of other liabilities follow:

December 31,	2022	2021
Pension, postretirement, postemployment and other employment benefits[a]	$ 775	$ 845
Leases[b]	294	281
Provision for tax positions	161	232
Litigation accruals	109	131
Indemnification of MIND ID[b]	74	78
Other	149	116
Total other liabilities	$1,562	$1,683

a. Refer to Note 7 for current portion.
b. Refer to Note 13 for further discussion.

Pension Plans. Following is a discussion of FCX's pension plans.

FMC Plans. FMC has U.S. trusteed, non-contributory pension plans covering some U.S. employees and some employees of its international subsidiaries hired before 2007. The applicable FMC plan design determines the manner in which benefits are calculated for any particular group of employees. Benefits are calculated based on final average monthly compensation and years of service or based on a fixed amount for each year of service. Non-bargained FMC employees hired after December 31, 2006, are not eligible to participate in the FMC U.S. pension plan. In August 2020, the FMC Retirement Plan, the largest FMC plan, was amended such that, effective September 1, 2020, participants no longer accrue any additional benefits.

FCX's funding policy for these plans provides that contributions to pension trusts shall be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans; or, in the case of international plans, the minimum legal requirements that may be applicable in the various countries. Additional contributions also may be made from time to time.

FCX's primary investment objectives for the FMC plan assets held in a master trust (Master Trust) are to maintain funds sufficient to pay all benefit and expense obligations when due, minimize the volatility of the plan's funded status to the extent practical, and to maintain prudent levels of risk consistent with the plan's investment policy. Historically, FMC plan assets have been invested in a balanced portfolio of return-seeking and risk-mitigating assets, with the allocation between these portfolios dependent on the funded status of the plan. During 2021, FCX reallocated essentially all of the portfolio to risk-mitigating assets with the objective of minimizing funded-status volatility. The risk-mitigating assets are allocated among multiple fixed income managers. The current target allocation of the portfolio is long-duration credit (50%); long-duration U.S. government/credit (20%); core fixed income (16%); long-term U.S. Treasury Separate Trading of Registered Interest and Principal Securities (STRIPS) (13%); and cash equivalents (1%).

The expected rate of return on plan assets is evaluated at least annually, taking into consideration asset allocation, historical and expected future performance on the types of assets held in the Master Trust, and the current economic environment. Based on these factors, FCX expects the pension assets will earn an average of 5% per annum beginning January 1, 2023, which is based on the target asset allocation and long-term capital market return expectations.

For estimation purposes, FCX assumes the long-term asset mix for these plans generally will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension costs, the funded status of the plans and the need for future cash contributions. A lower-than-expected return on assets also would decrease plan assets and increase the amount of recorded pension costs in future years. When calculating the expected return on plan assets, FCX uses the market value of assets.

Among the assumptions used to estimate the pension benefit obligation is a discount rate used to calculate the present value of expected future benefit payments for service to date. The discount rate assumption for FCX's U.S. plans is designed to reflect yields on high-quality, fixed-income investments for a given duration. The determination of the discount rate for these plans is based on expected future benefit payments together with the Mercer Yield Curve—Above Mean. The Mercer Yield Curve—Above Mean is constructed from the bonds in the Mercer Pension Discount Curve that have a yield higher than the regression mean yield curve. The Mercer Yield Curve—Above Mean consists of spot (*i.e.*, zero coupon) interest rates at one-half-year increments for each of the next 30 years and is developed based on pricing and yield information for high-quality corporate bonds. Changes in the discount rate are reflected in FCX's benefit obligation and, therefore, in future pension costs.

SERP Plan. FCX has an unfunded Supplemental Executive Retirement Plan (SERP) for its chief executive officer. The SERP provides for retirement benefits payable in the form of a joint and survivor annuity, life annuity or an equivalent lump sum. The participant has elected to receive an equivalent lump sum payment. The payment will equal a percentage of the participant's highest average compensation for any consecutive three-year period during the five years immediately preceding the completion of 25 years of credited service. The SERP benefit will be reduced by the value of all benefits from current and former retirement plans (qualified and nonqualified) sponsored by FCX, by FM Services Company, FCX's wholly owned subsidiary, or by any predecessor employer (including FCX's former parent company), except for benefits produced by accounts funded exclusively by deductions from the participant's pay.

PT-FI Plan. PT-FI has a defined benefit pension plan denominated in Indonesia rupiah covering substantially all of its Indonesia national employees. PT-FI funds the plan and invests the assets in accordance with Indonesia pension guidelines. The pension obligation was valued at an exchange rate of 15,652 rupiah to one U.S. dollar on December 31, 2022, and 14,198 rupiah to one U.S. dollar on December 31, 2021. Indonesia labor laws require that companies provide a minimum severance to employees upon employment termination based on the reason for termination and the employee's years of service. PT-FI's pension benefit obligation includes benefits determined in accordance with this law. PT-FI's expected rate of return on plan assets is evaluated at least annually, taking into consideration its long-range estimated return for the plan based on the asset mix. Based on these factors, PT-FI expects its pension assets will earn an average of 7% per annum beginning January 1, 2023. The discount rate assumption for PT-FI's plan is based on the Indonesia Government Security Yield Curve. Changes in the discount rate are reflected in PT-FI's benefit obligation and, therefore, in future pension costs.

Plan Information. FCX uses a measurement date of December 31 for its plans. Information for qualified and non-qualified plans where the projected benefit obligations and the accumulated benefit obligations exceed the fair value of plan assets follows:

December 31,	2022	2021
Projected and accumulated benefit obligation	$1,831	$2,476
Fair value of plan assets	1,422	1,988

Information on the qualified and non-qualified FCX (FMC and SERP plans) and PT-FI plans as of December 31 follows:

	FCX		PT-FI	
	2022	2021	2022	2021
Change in benefit obligation:				
Benefit obligation at beginning of year	$2,553	$2,722	$237	$238
Service cost	15	12	12	13
Interest cost	71	66	14	14
Actuarial gains	(623)	(117)	(2)	(3)
Special termination benefits and plan amendments	—	—	2	(2)
Foreign exchange gains	(3)	(1)	(22)	(3)
Benefits and administrative expenses paid	(129)	(129)	(26)	(20)
Benefit obligation at end of year	1,884	2,553	215	237
Change in plan assets:				
Fair value of plan assets at beginning of year	2,071	1,946	240	251
Actual return on plan assets	(509)	150	10	8
Employer contributions[a]	52	105	2	4
Foreign exchange losses	(2)	(1)	(21)	(3)
Benefits and administrative expenses paid	(129)	(129)	(26)	(20)
Fair value of plan assets at end of year	1,483	2,071	205	240
Funded status	$ (401)	$ (482)	$ (10)	$ 3
Accumulated benefit obligation	$1,882	$2,551	$176	$194
Weighted-average assumptions used to determine benefit obligations:				
Discount rate	5.41%	2.85%	7.00%	6.50%
Rate of compensation increase	N/A	N/A	4.00%	4.00%
Balance sheet classification of funded status:				
Other assets	$ 8	$ 6	$ —	$ 3
Accounts payable and accrued liabilities	(4)	(4)	—	—
Other liabilities	(405)	(484)	(10)	—
Total	$ (401)	$ (482)	$ (10)	$ 3

a. Employer contributions for 2023 are currently expected to approximate $60 million for the FCX plans and $11 million for the PT-FI plan (based on a December 31, 2022, exchange rate of 15,652 Indonesia rupiah to one U.S. dollar).

During 2022, the actuarial gain of $623 million for the FCX pension plans primarily resulted from the increase in the discount rate from 2.85% to 5.41%. During 2021, the actuarial gain of $117 million for the FCX pension plans primarily resulted from the increase in the discount rate from 2.50% to 2.85%.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for FCX's pension plans for the years ended December 31 follow:

	2022	2021	2020
Weighted-average assumptions:[a]			
Discount rate	2.85%	2.50%	2.98%
Expected return on plan assets	3.00%	5.25%	6.25%
Rate of compensation increase	N/A	N/A	3.25%
Service cost	$ 15	$ 12	$ 37
Interest cost	71	66	77
Expected return on plan assets	(62)	(98)	(105)
Amortization of net actuarial losses	15	25	45
Curtailment loss	—	—	4
Net periodic benefit cost	$ 39	$ 5	$ 58

a. The assumptions shown relate only to the FMC Retirement Plan.

The weighted-average assumptions used to determine net periodic benefit cost and the components of net periodic benefit cost for PT-FI's pension plan for the years ended December 31 follow:

	2022	2021	2020
Weighted-average assumptions:			
Discount rate	6.50%	6.25%	7.25%
Expected return on plan assets	7.00%	7.75%	7.75%
Rate of compensation increase	4.00%	4.00%	4.00%
Service cost	$ 12	$ 13	$ 11
Interest cost	14	14	14
Expected return on plan assets	(15)	(19)	(19)
Amortization of prior service cost	1	1	2
Amortization of net actuarial gains	(1)	(1)	(3)
Special termination benefit	2	—	—
Net periodic benefit cost	$ 13	$ 8	$ 5

The service cost component of net periodic benefit cost is included in operating income, and the other components are included in other income (expense), net in the consolidated statements of income.

Included in accumulated other comprehensive loss are the following amounts that have not been recognized in net periodic pension cost as of December 31:

	2022		2021	
	Before Taxes	After Taxes and Noncontrolling Interests	Before Taxes	After Taxes and Noncontrolling Interests
Net actuarial losses	$ 426	$ 305	$ 488	$ 369
Prior service costs	—	(2)	2	—
	$ 426	$ 303	$ 490	$ 369

Plan assets are classified within a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), then to prices derived using significant observable inputs (Level 2) and the lowest priority to prices derived using significant unobservable inputs (Level 3).

A summary of the fair value for pension plan assets, including those measured at net asset value (NAV) as a practical expedient, associated with the FCX plans follows:

	Fair Value at December 31, 2022				
	Total	NAV	Level 1	Level 2	Level 3
Commingled/collective funds:					
Fixed income securities	$ 335	$335	$ —	$ —	$ —
Short-term investments	30	30	—	—	—
Fixed income:					
Corporate bonds	712	—	—	712	—
Government bonds	282	—	—	282	—
Private equity investments	25	25	—	—	—
Other investments	55	—	1	54	—
Total investments	1,439	$390	$ 1	$1,048	$ —
Cash and receivables	49				
Payables	(5)				
Total pension plan net assets	$1,483				

	Fair Value at December 31, 2021				
	Total	NAV	Level 1	Level 2	Level 3
Commingled/collective funds:					
Fixed income securities	$ 522	$522	$ —	$ —	$ —
Real estate property	72	72	—	—	—
Short-term investments	38	38	—	—	—
Fixed income:					
Corporate bonds	911	—	—	911	—
Government bonds	437	—	—	437	—
Private equity investments	11	11	—	—	—
Other investments	74	—	1	73	—
Total investments	2,065	$643	$ 1	$1,421	$ —
Cash and receivables	18				
Payables	(12)				
Total pension plan net assets	$2,071				

Following is a description of the pension plan asset categories included in the above tables and the valuation techniques used to measure fair value. There have been no changes to the techniques used to measure fair value.

Commingled/collective funds are managed by several fund managers and are valued at the NAV per unit of the fund. For most of these funds, the majority of the underlying assets are actively traded securities. These funds (except the real estate property fund) primarily require up to a two-business-day notice for redemptions. The real estate property fund is valued at NAV using information from independent appraisal firms, who have knowledge and expertise about the current market values of real property in the same vicinity as the investments.

Fixed income investments include corporate and government bonds held directly by the Master Trust. Fixed income securities are valued using a bid-evaluation price or a mid-evaluation price and, as such, are classified within Level 2 of the fair value hierarchy. A bid-evaluation price is an estimated price at which a dealer would pay for a security. A mid-evaluation price is the average of the estimated price at which a dealer would sell a security and the estimated price at which a dealer would pay for a security. These evaluations are based on quoted prices, if available, or models that use observable inputs.

Private equity investments are valued at NAV using information from general partners and have inherent restrictions on redemptions that may affect the ability to sell the investments at their NAV in the near term.

A summary of the fair value hierarchy for pension plan assets associated with the PT-FI plan follows:

	Fair Value at December 31, 2022			
	Total	Level 1	Level 2	Level 3
Government bonds	$ 95	$ 95	$ —	$ —
Common stocks	72	72	—	—
Mutual funds	12	12	—	—
Total investments	179	$179	$ —	$ —
Cash and receivables[a]	27			
Payables	(1)			
Total pension plan net assets	$205			

	Fair Value at December 31, 2021			
	Total	Level 1	Level 2	Level 3
Government bonds	$114	$114	$ —	$ —
Common stocks	80	80	—	—
Mutual funds	18	18	—	—
Total investments	212	$212	$ —	$ —
Cash and receivables[a]	29			
Payables	(1)			
Total pension plan net assets	$240			

a. Cash consists primarily of short-term time deposits.

Following is a description of the valuation techniques used for pension plan assets measured at fair value associated with the PT-FI plan. There have been no changes to the techniques used to measure fair value.

Government bonds, common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

The techniques described above may produce a fair value calculation that may not be indicative of NRV or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with those used by other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The expected benefit payments for FCX's and PT-FI's pension plans follow:

	FCX	PT-FI[a]
2023	$127	$ 29
2024	183	26
2025	131	26
2026	132	28
2027	132	29
2028 through 2032	648	127

a. Based on a December 31, 2022, exchange rate of 15,652 Indonesia rupiah to one U.S. dollar.

Postretirement and Other Benefits. FCX also provides postretirement medical and life insurance benefits for certain U.S. employees and, in some cases, employees of certain international subsidiaries. These postretirement benefits vary among plans, and many plans require contributions from retirees. The expected cost of providing such postretirement benefits is accrued during the years employees render service.

The benefit obligation (funded status) for the postretirement medical and life insurance benefit plans consisted of a current portion of $6 million (included in accounts payable and accrued liabilities) and a long-term portion of $43 million (included in other liabilities) at December 31, 2022, and a current portion of $7 million and a long-term portion of $57 million at December 31, 2021.

FCX has a number of postemployment plans covering severance, long-term disability income, continuation of health and life insurance coverage for disabled employees or other welfare benefits. The accumulated postemployment benefit obligation consisted of a current portion of $7 million (included in accounts payable and accrued liabilities) and a long-term portion of $41 million (included in other liabilities) at December 31, 2022, and a current portion of $6 million and a long-term portion of $35 million at December 31, 2021.

FCX also sponsors a retirement savings plan for most of its U.S. employees. The plan allows employees to contribute a portion of their income in accordance with specified guidelines. The savings plan is a qualified 401(k) plan for all U.S. salaried and non-bargained hourly employees. Participants exercise control and direct the investment of their contributions and account balances among various investment options under the plan. FCX contributes to the plan and matches a percentage of employee contributions up to certain limits. For employees whose eligible compensation exceeds certain levels, FCX provides a nonqualified unfunded defined contribution plan, which had a liability balance of $56 million at

December 31, 2022, and $51 million at December 31, 2021, all of which was included in other liabilities.

The costs charged to operations for the employee savings plan totaled $101 million in 2022, $95 million in 2021 and $40 million in 2020. The costs were lower in 2020, compared with 2022 and 2021, because of a temporary suspension of FCX contributions implemented as part of its April 2020 revised operating plans. FCX contributions resumed on January 1, 2021. FCX has other employee benefit plans, certain of which are related to FCX's financial results, which are recognized in operating costs.

NOTE 10. STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

FCX's authorized shares of capital stock total 3.05 billion shares, consisting of 3.0 billion shares of common stock and 50 million shares of preferred stock.

Financial Policy. In February 2021, FCX's Board of Directors (Board) adopted a financial policy for the allocation of cash flows aligned with FCX's strategic objectives of maintaining a strong balance sheet and increasing cash returns to shareholders while advancing opportunities for future growth. The policy includes a base dividend and a performance-based payout framework, whereby up to 50% of available cash flows generated after planned capital spending and distributions to noncontrolling interests would be allocated to shareholder returns and the balance to debt reduction and investments in value enhancing growth projects, subject to FCX maintaining its net debt at a level not to exceed the net debt target of $3.0 billion to $4.0 billion (excluding project net debt for additional smelting capacity in Indonesia).

In February 2021, the Board reinstated a cash dividend on FCX's common stock (base dividend), and on November 1, 2021, the Board approved (i) a new share repurchase program authorizing repurchases of up to $3.0 billion of FCX common stock and (ii) a variable cash dividend on FCX's common stock for 2022. In July 2022, the Board authorized an increase in the share repurchase program from up to $3.0 billion to up to $5.0 billion. Refer to Note 11 for further discussion of the U.S. Inflation Reduction Act (the Act), including a 1% excise tax on corporate stock repurchases beginning in 2023.

In 2021, FCX acquired 12.74 million shares of its common stock for a total cost of $0.5 billion ($38.32 average cost per share) and in 2022, FCX acquired 35.12 million shares of its common stock under its share repurchase program for a total cost of $1.3 billion ($38.36 average cost per share). As of February 15, 2023, FCX has $3.2 billion available for repurchases under the program.

On December 21, 2022, FCX declared quarterly cash dividends totaling $0.15 per share ($0.075 per share base dividend and $0.075 per share variable dividend) on its common stock, which were paid on February 1, 2023, to common stockholders of record as of January 13, 2023.

The declaration and payment of dividends (base or variable) and timing and amount of any share repurchases is at the discretion of FCX's Board and management, respectively, and is subject to a number of factors, including maintaining FCX's net debt target, capital availability, FCX's financial results, cash requirements, global economic conditions, changes in laws, contractual restrictions and other factors deemed relevant by FCX's Board or management, as applicable. FCX's share repurchase program may be modified, increased, suspended or terminated at any time at the Board's discretion.

Accumulated Other Comprehensive Loss. A summary of changes in the balances of each component of accumulated other comprehensive loss, net of tax, follows:

	Defined Benefit Plans	Translation Adjustment	Total
Balance at January 1, 2020	$(686)	$10	$(676)
Amounts arising during the period[a,b]	47	—	47
Amounts reclassified[c]	46	—	46
Balance at December 31, 2020	(593)	10	(583)
Amounts arising during the period[a,b]	176	—	176
Amounts reclassified[c]	19	—	19
Balance at December 31, 2021	(398)	10	(388)
Amounts arising during the period[a,b]	61	—	61
Amounts reclassified[c]	7	—	7
Balance at December 31, 2022	$(330)	$10	$(320)

a. Includes net actuarial gains, net of noncontrolling interest, totaling $40 million for 2020, $174 million for 2021 and $59 million for 2022.
b. Includes tax provision totaling $7 million for 2020, $2 million for 2021 and 2022.
c. Includes amortization primarily related to actuarial losses, net of taxes of less than $1 million for 2020, 2021 and 2022.

Stock Award Plans. FCX currently has awards outstanding under various stock-based compensation plans. The stockholder-approved 2016 Stock Incentive Plan (the 2016 Plan) provides for the issuance of stock options, stock appreciation rights, restricted stock, RSUs, PSUs and other stock-based awards for up to 72 million common shares. As of December 31, 2022, 25.5 million shares were available for grant under the 2016 Plan, and no shares were available under other plans.

Stock-Based Compensation Cost. Compensation cost charged against earnings for stock-based awards for the years ended December 31 follows:

	2022	2021	2020
Selling, general and administrative expenses	$57	$64	$70
Production and delivery	38	34	29
Total stock-based compensation	95	98	99
Tax benefit and noncontrolling interests' share[a]	(4)	(5)	(5)
Impact on net income	$91	$93	$94

a. Charges in the U.S. are not expected to generate a future tax benefit.

Stock Options. Stock options granted under the plans generally expire 10 years after the date of grant. Stock options vest in one-third annual increments beginning one year from the date of grant. The award agreements provide that participants will receive the following year's vesting upon retirement. Therefore, on the date of grant, FCX accelerates one year of amortization for retirement-eligible employees. The award agreements also provide for accelerated vesting upon certain qualifying terminations of employment within one year following a change of control. There were no stock options granted by FCX in 2022.

A summary of stock options outstanding as of December 31, 2022, and activity during the year ended December 31, 2022, follows:

	Number of Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at January 1	21,822,562	$23.78		
Exercised	(6,371,610)	21.07		
Expired/Forfeited	(3,836,900)	46.56		
Balance at December 31	11,614,052	17.75	4.7	$235
Vested and exercisable at December 31	11,171,890	17.65	4.6	$227

The fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option valuation model. Expected volatility is based on implied volatilities from traded options on FCX's common stock and historical volatility of FCX's common stock. FCX uses historical data to estimate future option exercises, forfeitures and expected life. When appropriate, separate groups of employees who have similar historical exercise behavior are considered separately for valuation purposes. The expected dividend rate is calculated using the expected annual dividend at the date of grant. The risk-free interest rate is based on Federal Reserve rates in effect for bonds with maturity dates equal to the expected term of the option.

Information related to stock options during the years ended December 31 follows:

	2022[a]	2021	2020
Weighted-average assumptions used to value stock option awards:			
Expected volatility	N/A	58.1%	47.7%
Expected life of options (in years)	N/A	5.90	5.83
Expected dividend rate	N/A	2.5%	1.7%
Risk-free interest rate	N/A	0.6%	1.5%
Weighted-average grant-date fair value (per option)	N/A	$11.92	$4.72
Intrinsic value of options exercised	$148	$ 194	$ 82
Fair value of options vested	$ 23	$ 16	$ 28

a. FCX did not grant stock options in 2022.

Stock-Settled PSUs and RSUs. Since 2014, FCX's executive officers received annual grants of PSUs that vest after a three-year performance period. The total grant date target shares related to the PSU grants were 0.4 million for 2022, 0.3 million for 2021 and 0.8 million for 2020, of which the executive officers will earn (i) between 0% and 200% of the target shares based on achievement of financial metrics and (ii) may be increased or decreased up to 25% of the target shares based on FCX's total shareholder return compared to the total shareholder return of a peer group. PSU awards for FCX's executive officers who are retirement-eligible are non-forfeitable. As such, FCX charges the estimated fair value of the non-forfeitable PSU awards to expense at the time the financial and operational metrics are established, which is typically grant date. The fair value of PSU awards for FCX's executive officers who are not retirement-eligible are expensed over the performance period.

FCX grants RSUs that vest over a period of three years or at the end of three years to certain employees. Some award agreements allow for participants to receive the following year's vesting upon retirement. Therefore, on the date of grant of these RSU awards, FCX accelerates one year of amortization for retirement-eligible employees. FCX also grants RSUs to its directors, which vest on the first anniversary of the date of grant. The fair value of the RSUs is amortized over the vesting period or the period until the director becomes retirement eligible, whichever is shorter. Upon a director's retirement, all of their unvested RSUs immediately vest. For retirement-eligible directors, the fair value of RSUs is recognized in earnings on the date of grant.

The award agreements provide for accelerated vesting of all RSUs held by directors if there is a change of control (as defined in the award agreements) and for accelerated vesting of all RSUs held by employees if they experience a qualifying termination within one year following a change of control.

Dividends attributable to RSUs and PSUs accrue and are paid if the awards vest. A summary of outstanding stock-settled RSUs and PSUs as of December 31, 2022, and activity during the year ended December 31, 2022, follows:

	Number of Awards	Weighted-Average Grant-Date Fair Value Per Award	Aggregate Intrinsic Value
Balance at January 1	7,800,885	$19.82	
Granted	2,274,340	36.26	
Vested	(3,405,769)	14.64	
Forfeited	(18,583)	34.94	
Balance at December 31	6,650,873	28.05	$253

The total fair value of stock-settled RSUs and PSUs granted was $83 million during 2022, $62 million during 2021 and $47 million during 2020. The total intrinsic value of stock-settled RSUs and PSUs vested was $138 million during 2022, $56 million during 2021 and $18 million during 2020. As of December 31, 2022, FCX had $25 million of total unrecognized compensation cost related to unvested stock-settled RSUs and PSUs expected to be recognized over approximately 1.2 years.

Cash-Settled RSUs. Cash-settled RSUs are similar to stock-settled RSUs, but are settled in cash rather than in shares of common stock. These cash-settled RSUs generally vest over three years of service. Some award agreements allow for participants to receive the following year's vesting upon retirement. Therefore, on the date of grant of these cash-settled RSU awards, FCX accelerates one year of amortization for retirement-eligible employees. The cash-settled RSUs are classified as liability awards, and the fair value of these awards is remeasured each reporting period until the vesting dates. The award agreements for cash-settled RSUs provide for accelerated vesting upon certain qualifying terminations of employment within one year following a change of control.

Dividends attributable to cash-settled RSUs accrue and are paid if the awards vest. A summary of outstanding cash-settled RSUs as of December 31, 2022, and activity during the year ended December 31, 2022, follows:

	Number of Awards	Weighted-Average Grant-Date Fair Value Per Award	Aggregate Intrinsic Value
Balance at January 1	1,053,924	$16.56	
Granted	389,950	38.78	
Vested	(603,686)	14.84	
Forfeited	(25,899)	30.12	
Balance at December 31	814,289	28.04	$31

The total grant-date fair value of cash-settled RSUs was $15 million during 2022, $9 million during 2021 and $11 million during 2020. The intrinsic value of cash-settled RSUs vested was $26 million during 2022, $24 million during 2021 and $11 million during 2020. The accrued liability associated with cash-settled RSUs consisted of a current portion of $19 million (included in accounts payable and accrued liabilities) and a long-term portion of $5 million (included in other liabilities) at December 31, 2022, and a current portion of $26 million and a long-term portion of $6 million at December 31, 2021.

Other Information. The following table includes amounts related to exercises of stock options and vesting of RSUs and PSUs during the years ended December 31:

	2022	2021	2020
FCX shares tendered to pay the exercise price and/or the minimum required withholding taxes[a]	1,511,072	1,358,101	1,193,183
Cash received from stock option exercises	$ 125	$ 210	$ 51
Actual tax benefit realized for tax deductions	$ 13	$ 9	$ 2
Amounts FCX paid for employee taxes	$ 55	$ 29	$ 17

a. Under terms of the related plans, upon exercise of stock options, vesting of stock-settled RSUs and payout of PSUs, employees may tender FCX shares to pay the exercise price and/or the minimum required withholding taxes.

NOTE 11. INCOME TAXES

Geographic sources of income (losses) before income taxes and equity in affiliated companies' net earnings for the years ended December 31 consist of the following:

	2022	2021	2020
U.S.	$ 840	$1,861	$ (40)
Foreign	5,875	5,798	1,837
Total	$6,715	$7,659	$1,797

Income taxes are provided on the earnings of FCX's material foreign subsidiaries under the assumption that these earnings will be distributed. FCX has not provided deferred income taxes for other differences between the book and tax carrying amounts of its investments in material foreign subsidiaries as FCX considers its ownership positions to be permanent in duration, and quantification of the related deferred tax liability is not practicable.

FCX's provision for income taxes for the years ended December 31 consists of the following:

	2022	2021	2020
Current income taxes:			
Federal	$ —	$ —	$ 53[a]
State	1	(11)	(1)
Foreign	(2,232)	(2,460)	(816)[b]
Total current	(2,231)	(2,471)	(764)
Deferred income taxes:			
Federal	(149)	(184)	3
State	(6)	(4)	5
Foreign	(144)	(23)	(306)
Total deferred	(299)	(211)	(298)
Adjustments	1	193[c]	37
Operating loss carryforwards	262	190	81
Provision for income taxes	$(2,267)	$(2,299)	$(944)

a. Includes a credit of $53 million associated with the reversal of the charge associated with the sale of FCX's interest in the lower zone of the Timok exploration project.
b. Includes a charge of $135 million associated with the gain on sale of FCX's interest in the Kisanfu undeveloped project.
c. Primarily reflects the release of valuation allowances on NOLs at PT Rio Tinto (see below).

A reconciliation of the U.S. federal statutory tax rate to FCX's effective income tax rate for the years ended December 31 follows:

	2022		2021		2020	
	Amount	%	Amount	%	Amount	%
U.S. federal statutory tax rate	$(1,410)	(21)%	$(1,608)	(21)%	$(377)	(21)%
Withholding and other impacts on foreign earnings	(673)	(10)	(678)	(9)	(193)	(11)
Effect of foreign rates different than the U.S. federal statutory rate	(314)	(5)	(328)	(4)	(109)	(6)
Percentage depletion	189	3	221	3	104	6
Foreign tax credit limitation	(28)	(1)	(11)	—	28	2
Uncertain tax positions	(17)	—	13	—	(15)	(1)
PT-FI historical tax disputes[a]	(8)	—	(193)	(3)	(8)	—
Valuation allowance[b]	6	—	221	3	(210)	(12)
State income taxes	(4)	—	(14)	—	(2)	—
PT Rio Tinto valuation allowance[b]	—	—	189	2	—	—
Sale of Kisanfu	—	—	—	—	(135)	(8)
Timok exploration project sale	—	—	—	—	53	3
Cerro Verde historical tax disputes	—	—	—	—	(39)	(2)
Other items, net	(8)	—	(111)	(1)	(41)	(3)
Provision for income taxes	$(2,267)	(34)%	$(2,299)	(30)%	$(944)	(53)%

a. Refer to "Indonesia Tax Matters" below.
b. Refer to "Valuation Allowances" below.

FCX paid federal, state and foreign income taxes totaling $3.1 billion in 2022, $1.3 billion in 2021 and $397 million in 2020. FCX received refunds of federal, state and foreign income taxes totaling $46 million in 2022, $109 million in 2021 and $265 million in 2020.

The components of deferred taxes follow:

December 31,	2022	2021
Deferred tax assets:		
Foreign tax credits	$ 1,514	$ 1,536
NOLs	1,923	2,220
Accrued expenses	1,303	1,193
Employee benefit plans	99	105
Other	230	252
Deferred tax assets	5,069	5,306
Valuation allowances	(3,985)	(4,087)
Net deferred tax assets	1,084	1,219
Deferred tax liabilities:		
Property, plant, equipment and mine development costs	(4,330)	(4,492)
Undistributed earnings	(810)	(807)
Other	(211)	(152)
Total deferred tax liabilities	(5,351)	(5,451)
Net deferred tax liabilities	$(4,267)	$(4,232)

Tax Attributes. At December 31, 2022, FCX had (i) U.S. foreign tax credits of $1.5 billion that will expire between 2023 and 2027, (ii) U.S. federal NOLs of $5.5 billion that primarily expire between 2036 and 2037, of which $0.4 billion can be carried forward indefinitely, (iii) U.S. state NOLs of $10.5 billion that primarily expire between 2023 and 2042, (iv) Spanish NOLs of $0.5 billion that can be carried forward indefinitely and (v) Indonesia NOLs of $0.5 billion that expire between 2024 and 2026.

Valuation Allowances. On the basis of available information at December 31, 2022, including positive and negative evidence, FCX has provided valuation allowances for certain of its deferred tax assets where it believes it is more-likely-than-not that some portion or all of such assets will not be realized. Valuation allowances totaled $4.0 billion at December 31, 2022, and covered all of FCX's U.S. foreign tax credits and U.S. federal NOLs, substantially all of its U.S. state NOLs, as well as a portion of its U.S. federal, state and foreign deferred tax assets and foreign NOLs.

The valuation allowance related to FCX's U.S. foreign tax credits totaled $1.5 billion at December 31, 2022. FCX has operations in tax jurisdictions where statutory income taxes and withholding taxes are in excess of the U.S. federal income tax rate. Valuation allowances are recognized on foreign tax credits for which no benefit is expected to be realized.

The valuation allowance related to FCX's U.S. federal, state and foreign NOLs totaled $1.8 billion and other deferred tax assets totaled $0.7 billion at December 31, 2022. NOLs and deferred tax assets represent future deductions for which a benefit will only be realized to the extent these deductions offset future income. FCX develops an estimate of which future tax deductions will be realized and recognizes a valuation allowance to the extent these deductions are not expected to be realized in future periods.

Valuation allowances will continue to be carried on U.S. foreign tax credits, U.S. federal, state and foreign NOLs and U.S. federal, state and foreign deferred tax assets, until such time that (i) FCX generates taxable income against which any of the assets, credits or NOLs can be used, (ii) forecasts of future income provide sufficient positive evidence to support reversal of the valuation allowances or (iii) FCX identifies a prudent and feasible means of securing the benefit of the assets, credits or NOLs that can be implemented.

The $102 million net decrease in the valuation allowances during 2022 is primarily related to $163 million of U.S. federal NOLs utilized during 2022, and a $22 million decrease related to expirations of U.S. foreign tax credits partially offset by an increase of $104 million, primarily associated with current year changes in U.S. federal temporary differences.

U.S. Inflation Reduction Act of 2022. In August 2022, the Act was signed into law, which includes, among other provisions, a new Corporate Alternative Minimum Tax (CAMT) of 15% on the adjusted financial statement income (AFSI) of corporations with average AFSI exceeding $1.0 billion over a three-year period, and a new excise tax of 1% on the fair market value of net corporate stock repurchases. The Act had no impact on FCX's consolidated financial statements for the year ended December 31, 2022. The provisions of the Act are applicable to FCX beginning January 1, 2023. Additional guidance related to how the CAMT provisions of the Act will be applied or otherwise administered is yet to be released by the U.S. Department of the Treasury, and may differ from FCX's interpretations. FCX will continue to analyze the impacts as additional guidance is released. FCX expects the CAMT provisions will impact its U.S. tax position, and may further limit its ability to benefit from its U.S. NOLs.

Other Events. In connection with the negative impacts of the COVID-19 pandemic on the global economy, governments throughout the world announced measures that are intended to provide tax and other financial relief. Such measures include the American Rescue Plan Act of 2021, enacted in March 2021, and the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), enacted in March 2020. None of these measures resulted in material impacts to FCX's provision for income taxes for the years ended December 31, 2021 or 2020. However, certain provisions of the CARES Act provided FCX with the opportunity to accelerate collections of tax refunds, primarily those associated with the U.S. alternative minimum tax (AMT). FCX fully collected all outstanding U.S. AMT refunds of $24 million in 2021 and $244 million in 2020.

Indonesia Tax Matters. In 2018, PT-FI received unfavorable Indonesia Tax Court decisions with respect to its appeal of capitalized mine development costs on its 2012 and 2014 corporate income tax returns. PT-FI appealed those decisions to the Indonesia Supreme Court. In 2019, the Indonesia Supreme Court

communicated an unfavorable ruling regarding the treatment of mine development costs on PT-FI's 2014 tax return. During fourth-quarter 2019, PT-FI met with the Indonesia Tax Office and developed a framework for resolution of the disputed matters. On December 30, 2019, PT-FI made a payment of $250 million based on its understanding of the framework for resolution of disputes arising from the audits of the tax years 2012 through 2016, as well as tax years 2017 and 2018, and recorded net charges totaling $304 million for the year 2019.

During 2020, in connection with progress of the framework for resolution of the disputed matters, PT-FI recorded additional net charges of $46 million, including $9 million for non-deductible penalties recorded to other (expense) income, net and $35 million for non-deductible interest recorded to interest expense, net, and $2 million to provision for income tax expense.

During 2021, PT-FI participated in discussions with the Indonesia Tax Office regarding progress on the framework for resolution of disputes arising from the audits of tax years 2012 through 2016. As a result of these discussions and the revised positions taken by both the Indonesia Tax Office and PT-FI, FCX could no longer conclude a resolution of all of the disputed tax items at a more-likely-than-not threshold and PT-FI recorded additional net charges of $384 million, including $155 million for non-deductible penalties recorded to other income (expense), net, $43 million for non-deductible interest recorded to interest expense, net, and $186 million to provision for income tax expense.

During 2022, in conjunction with the framework for resolution of disputed matters and the closure of the 2018 corporate income tax audit, PT-FI recorded net charges of $13 million, including $5 million for non-deductible interest recorded to interest expense, net, and $8 million to provision for income taxes. PT-FI continues to engage with the Indonesia Tax Office in pursuit of clarification on certain aspects of the original framework for resolution of the disputed matters.

In conjunction with the issuance of Government Regulation Number 50 of 2022, which stipulates that objection, tax court, and judicial review verdicts issued after the issuance of the harmonization law qualify for reduced penalties, PT-FI recorded net credits totaling $69 million in 2022 (including a credit of $76 million recorded to other income (expense), net and a charge of $7 million to provision for income taxes), which mostly related to the disputed matters discussed above.

Peru Tax Matters. In 2016, the Peru parliament passed tax legislation that, in part, modified the applicable tax rates established in its 2014 tax legislation, which progressively decreased the corporate income tax rate to 26% in 2019 and thereafter, and also increased the dividend tax rate on distributions to 9.3% in 2019 and thereafter. Under the tax legislation, which was effective January 1, 2017, the corporate income tax rate was 29.5%, and the dividend tax rate on distributions of earnings was 5%. Cerro Verde's current mining stability agreement subjects it to a stable income tax rate of 32% through the expiration of the agreement on December 31, 2028. The tax rate on dividend distributions is not stabilized by the agreement.

Chile Tax Matters. In 2014, the Chile legislature approved a tax reform package that implemented a dual tax system, which was amended in 2016. Under previous rules, FCX's share of income from El Abra was subject to an effective 35% tax rate allocated between income taxes and dividend withholding taxes. Under the amended tax reform package, El Abra is subject to the "Partially-Integrated System," resulting in FCX's share of income from El Abra being subject to progressively increasing effective tax rates of 35% through 2019 and 44.5% in 2020 and thereafter. In 2017, the progression of increasing tax rates was delayed by the Chile legislature so that the 35% rate continued through 2021, increasing to 44.5% in 2022 and thereafter. In January 2020, the Chile legislature approved a tax reform package that would further delay the 44.5% rate until 2027 and thereafter.

In 2010, the Chile legislature approved an increase in mining royalty taxes to help fund earthquake reconstruction activities, education and health programs. Beginning in 2018, and through 2023 mining royalty rates at FCX's El Abra mine are based on a sliding scale of 5% to 14% (depending on a defined operational margin).

Uncertain Tax Positions. Tax positions reflected in the consolidated financial statements are based on their technical merits, more-likely-than-not to be sustained upon examination by taxing authorities or have otherwise been effectively settled. Such tax positions reflect the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. FCX's policy associated with uncertain tax positions is to record accrued interest in interest expense and accrued penalties in other income (expense), net rather than in the provision for income taxes.

A summary of the activities associated with FCX's reserve for unrecognized tax benefits for the years ended December 31 follows.

	2022	2021	2020
Balance at beginning of year	$808	$474	$491
Additions:			
Prior year tax positions	26	330	56
Current year tax positions	25	71	60
Decreases:			
Prior year tax positions	(12)	(30)	(82)
Settlements with taxing authorities	(37)	(37)	(51)
Balance at end of year	$810	$808	$474

The total amount of accrued interest and penalties associated with unrecognized tax benefits was $551 million at December 31, 2022, primarily relating to unrecognized tax benefits associated with cost recovery methods and royalties and other related mining taxes, $620 million at December 31, 2021, and $307 million at December 31, 2020.

The reserve for unrecognized tax benefits of $810 million at December 31, 2022, included $689 million ($485 million net of income tax benefits and valuation allowances) that, if recognized, would reduce FCX's provision for income taxes. Changes in the reserve for unrecognized tax benefits associated with current and prior-year tax positions were primarily related to uncertainties associated with FCX's tax treatment of cost recovery methods and various non-deductible costs. There continues to be uncertainty related to the timing of settlements with taxing authorities, but if additional settlements are agreed upon during the year 2023, FCX could experience a change in its reserve for unrecognized tax benefits.

FCX or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The tax years for FCX's major tax jurisdictions that remain subject to examination are as follows:

Jurisdiction	Years Subject to Examination	Additional Open Years
U.S. Federal	2017-2018	2014-2016, 2019-2022
Indonesia	2012-2017	2020-2022
Peru	—	2017-2022
Chile	2020-2021	2019, 2022

NOTE 12. CONTINGENCIES

Environmental. FCX subsidiaries are subject to various national, state and local environmental laws and regulations that govern emissions of air pollutants; discharges of water pollutants; generation, handling, storage and disposal of hazardous substances, hazardous wastes and other toxic materials; and remediation, restoration and reclamation of environmental contamination. FCX subsidiaries that operate in the U.S. also are subject to potential liabilities arising under CERCLA and similar state laws that impose responsibility on current and previous owners and operators of a facility for the remediation of hazardous substances released from the facility into the environment, including damages to natural resources, in some cases irrespective of when the damage to the environment occurred or who caused it. Remediation liability also extends to persons who arranged for the disposal of hazardous substances or transported the hazardous substances to a disposal site selected by the transporter. These liabilities are often shared on a joint and several basis, meaning that each responsible party is fully responsible for the remediation if some or all of the other historical owners or operators no longer exist, do not have the financial ability to respond or cannot be found. As a result, because of FCX's acquisition of FMC, many of the subsidiary companies FCX now owns are responsible for a wide variety of environmental remediation projects throughout the U.S., and FCX expects to spend substantial sums annually for many years to address those remediation issues. Certain FCX subsidiaries have been advised by the U.S. Environmental Protection Agency (EPA), the Department of the Interior, the Department of Agriculture and various state agencies that, under CERCLA or similar state laws and regulations, they may be liable for costs of responding to environmental conditions at a number of sites that have been or are being investigated to determine whether releases of hazardous substances have occurred and, if so, to develop and implement remedial actions to address environmental concerns. FCX is also subject to claims where the release of hazardous substances is alleged to have damaged natural resources (NRD) and to litigation by individuals allegedly exposed to hazardous substances. As of December 31, 2022, FCX had more than 100 active remediation projects, including NRD claims, in 24 U.S. states. The aggregate environmental obligation for approximately 60% of the active remediation projects totaled less than $20 million at December 31, 2022.

A summary of changes in estimated environmental obligations for the years ended December 31 follows:

	2022	2021	2020
Balance at beginning of year	$1,664	$1,584	$1,561
Accretion expense[a]	110	104	102
Additions[b]	57	60	38
Reductions[b]	(14)	(20)	(58)
Spending	(77)	(64)	(59)
Balance at end of year	1,740	1,664	1,584
Less current portion	(125)	(64)	(83)
Long-term portion	$1,615	$1,600	$1,501

a. Represents accretion of the fair value of environmental obligations assumed in the acquisition of FMC, which were determined on a discounted cash flow basis.
b. Adjustments to environmental obligations are charged to operating income. Adjustments primarily reflect revisions for changes in the anticipated scope and timing of projects and other noncash adjustments.

Estimated future environmental cash payments (on an undiscounted and de-escalated basis) total $3.7 billion, including $125 million in 2023, $120 million in 2024, $93 million in 2025, $100 million in 2026, $97 million in 2027 and $3.2 billion thereafter. The amount and

timing of these estimated payments will change as a result of changes in regulatory requirements, changes in scope and timing of remediation activities, the settlement of environmental matters and as actual spending occurs.

At December 31, 2022, FCX's environmental obligations totaled $1.7 billion, including $1.6 billion recorded on a discounted basis for those obligations assumed in the FMC acquisition at fair value. FCX estimates it is reasonably possible that these obligations could range between $3.3 billion and $4.1 billion on an undiscounted and de-escalated basis.

At December 31, 2022, the most significant environmental obligations were associated with the Pinal Creek site in Arizona; the Newtown Creek site in New York City; historical smelter sites principally located in Arizona, Indiana, Kansas, Missouri, New Jersey, Oklahoma and Pennsylvania; and uranium mining sites in the western U.S. The recorded environmental obligations for these sites totaled $1.5 billion at December 31, 2022. FCX may also be subject to litigation brought by private parties, regulators and local governmental authorities related to these historical sites. A discussion of these sites follows.

Pinal Creek. The Pinal Creek site was listed under the Arizona Department of Environmental Quality's (ADEQ) Water Quality Assurance Revolving Fund program in 1989 for contamination in the shallow alluvial aquifers within the Pinal Creek drainage near Miami, Arizona. Since that time, environmental remediation has been performed by members of the Pinal Creek Group, consisting of Freeport-McMoRan Miami Inc. (Miami), an indirect wholly owned subsidiary of FCX, and two other companies. Pursuant to a 2010 settlement agreement, Miami agreed to take full responsibility for future groundwater remediation at the Pinal Creek site, with limited exceptions. Remediation work consisting of groundwater extraction and treatment plus source control capping is expected to continue for many years. FCX's environmental liability balance for this site was $437 million at December 31, 2022.

Newtown Creek. From the 1930s until 1964, Phelps Dodge Refining Corporation (PDRC), an indirect wholly owned subsidiary of FCX, operated a copper smelter, and from the 1930s until 1984, a copper refinery, on the banks of Newtown Creek (the creek), which is a 3.5-mile-long waterway that forms part of the boundary between Brooklyn and Queens in New York City. Heavy industrial uses on and around the creek and discharges from the City of New York's sewer system over more than a century resulted in significant environmental contamination of the waterway. In 2010, EPA notified PDRC, four other companies and the City of New York that EPA considers them PRPs under CERCLA. The notified parties began working with EPA to identify other PRPs. In 2010, EPA designated the creek as a Superfund site, and in 2011, PDRC and four other companies (the Newtown Creek Group, NCG) and the City of New York entered an Administrative Order on Consent to perform a remedial investigation/feasibility study (RI/FS) to assess the nature and extent of environmental contamination in the creek and identify remedial options. The NCG's RI/FS work and efforts to identify other PRPs are ongoing. The NCG submitted a final draft RI report to EPA in December 2022. The NCG expects to submit a draft FS report to EPA in late 2025 and currently expects EPA to select a creek-wide remedy in 2028, with the actual remediation construction starting several years later. In early 2022, EPA asked the NCG to develop and evaluate remedial alternatives for an early action in the East Branch tributary of the creek. FCX's environmental liability balance for this site was $338 million at December 31, 2022. The final costs of fulfilling this remedial obligation and the allocation of costs among PRPs are uncertain and subject to change based on the results of the RI/FS, the remedy ultimately selected by EPA and related allocation determinations. Changes to the overall cost of this remedial obligation and the portion ultimately allocated to PDRC could be material to FCX.

Historical Smelter Sites. FCX subsidiaries and their predecessors at various times owned or operated copper, zinc and lead smelters or refineries in states including Arizona, Indiana, Kansas, Missouri, New Jersey, Oklahoma and Pennsylvania. For some of these former processing sites, certain FCX subsidiaries have been advised by EPA or state agencies that they may be liable for costs of investigating and, if appropriate, remediating environmental conditions associated with these former processing facilities. At other sites, certain FCX subsidiaries have entered into state voluntary remediation programs to investigate and, if appropriate, remediate on-site and off-site conditions associated with the facilities. The historical processing sites are in various stages of assessment and remediation. At some of these sites, disputes with local residents and elected officials regarding alleged health effects or the effectiveness of remediation efforts have resulted in litigation of various types, and similar litigation at other sites is possible.

From 1920 until 1986, United States Metals Refining Company (USMR), an indirect wholly owned subsidiary of FCX, owned and operated a copper smelter and refinery in the Borough of Carteret, New Jersey. Since the early 1980s, the site has been the subject of environmental investigation and remediation, under the direction and supervision of the New Jersey Department of Environmental Protection (NJDEP). On-site contamination is in the later stages of remediation. In 2012, after receiving a request from NJDEP, USMR also began investigating and remediating off-site properties, which is ongoing. As a result of off-site soil sampling in public and private areas near the former Carteret smelter, FCX established an environmental obligation for known and potential off-site environmental remediation. Assessments of sediments in the adjacent Arthur Kill and sampling and analysis within the offsite area as we obtain access to residential properties are ongoing

and could result in additional adjustments to the related environmental remediation obligation in future periods. The extent of contamination and potential remedial actions are uncertain and may take several years to evaluate.

FCX's environmental liability balance for historical smelter sites, including in the Borough of Carteret, New Jersey, was $268 million at December 31, 2022.

On January 30, 2017, a putative class action titled <u>Juan Duarte, Betsy Duarte and N.D., Infant, by Parents and Natural Guardians Juan Duarte and Betsy Duarte, Leroy Nobles and Betty Nobles, on behalf of themselves and all others similarly situated v. United States Metals Refining Company, Freeport-McMoRan Copper & Gold Inc. and Amax Realty Development, Inc.</u>, Docket No. 734-17, was filed in the Superior Court of New Jersey against USMR, FCX, and Amax Realty Development, Inc. The defendants removed this litigation to the U.S. District Court for the District of New Jersey, where it remains pending, and FMC was added as a defendant. The suit alleges that USMR generated and disposed of smelter waste at the site and allegedly released contaminants on-site and off-site through discharges to surface water and air emissions over a period of decades and seeks unspecified compensatory and punitive damages for economic losses, including diminished property values, additional soil investigation and remediation and other damages. In September 2022, the parties completed re-briefing on the plaintiffs' motion for class certification. The judge indicated in late 2022 that there likely would not be a decision on class certification until late 2023 or 2024. In December 2022, the parties reached an agreement in principle to settle the class action suit and individual claims by some property owners outside the settlement class area. The potential settlement (if effected in accordance with the agreement in principle) would not have a material effect on our financial condition, results of operations or cash flows. However, there can be no assurance that a settlement will be reached and, if an agreement among the parties is reached, the implementation of a settlement would require, among other things, court approval. Given the uncertainties and complexities involved, FCX continues to prepare for trial and intends to vigorously defend the matter.

Uranium Mining Sites. During a period between 1940 and the early 1980s, certain FCX subsidiaries and their predecessors were involved in uranium exploration and mining in the western U.S., primarily on federal and tribal lands in the Four Corners region of the southwest. Similar exploration and mining activities by other companies have also caused environmental impacts warranting remediation.

 In 2017, the Department of Justice, EPA, Navajo Nation, and two FCX subsidiaries reached an agreement regarding the financial contribution of the U.S. Government and the FCX subsidiaries and the scope of the environmental investigation and remediation work for 94 former uranium mining sites on tribal lands. Under the terms of the Consent Decree executed in May 2017, and approved by the U.S. District Court for the District of Arizona, the U.S. contributed $335 million into a trust fund to cover the government's initial share of the costs, and FCX's subsidiaries are proceeding with the environmental investigation and remediation work at the 94 sites. The program is expected to take more than 20 years to complete. In 2020, FCX reduced its associated obligation and recorded a $47 million credit to operating income to reflect the discounting effect of the recent and expected pace of project work under post-COVID-19 pandemic conditions. By letter dated September 29, 2021, EPA informed an FCX subsidiary that it does not expect to have funds sufficient to remediate sites covered by a bankruptcy settlement with Tronox and EPA considers a subsidiary of FCX to be potentially liable for 23 of these sites. However, based on recently available information from EPA, it is currently considered unlikely that EPA will deplete the available settlement dollars, at least in the near-term, and seek additional funds from FCX.

FCX is also conducting site surveys of historical uranium mining claims associated with FCX subsidiaries on non-tribal federal lands in the Four Corners region. Under a memorandum of understanding with the U.S. Bureau of Land Management (BLM), site surveys are being performed on approximately 15,000 mining claims, ranging from undisturbed claims to claims with mining features. Based on these surveys, BLM has issued no further action determinations for certain undisturbed claims. A similar agreement is in place with the U.S. Forest Service for mine features on U.S. Forest Service land. Either BLM or the U.S. Forest Service may request additional assessment or remediation activities for other claims with mining features. FCX will update this obligation when it has a sufficient number of remedy decisions from the BLM or the U.S. Forest Service to support a reasonably certain range of outcomes. FCX expects it will take several years to complete this work.

FCX's environmental liability balance for the uranium mining sites was $439 million at December 31, 2022.

AROs. FCX's ARO estimates are reflected on a third-party cost basis and are based on FCX's legal obligation to retire tangible, long-lived assets. A summary of changes in FCX's AROs for the years ended December 31 follows:

	2022	2021	2020
Balance at beginning of year	$2,716	$2,472	$2,505
Liabilities incurred	9	2	7
Settlements and revisions to cash flow estimates, net	381[a]	331[a]	(13)
Accretion expense	134	112	131
Dispositions	—	—	(2)
Spending	(197)	(201)	(156)
Balance at end of year	3,043	2,716	2,472
Less current portion	(195)	(200)	(268)
Long-term portion	$2,848	$2,516	$2,204

a. Includes adjustments at PT-FI, Morenci and Bagdad totaling $314 million for the year 2022 and adjustments at PT-FI totaling $397 million for the year 2021, see further discussion below.

ARO costs may increase or decrease significantly in the future as a result of changes in regulations, changes in engineering designs and technology, permit modifications or updates, changes in mine plans, settlements, inflation or other factors and as reclamation (concurrent with mining operations or post mining) spending occurs. ARO activities and expenditures for mining operations generally are made over an extended period of time commencing near the end of the mine life; however, certain reclamation activities may be accelerated if legally required or if determined to be economically beneficial. The methods used or required to plug and abandon non-producing oil and gas wellbores; remove platforms, tanks, production equipment and flow lines; and restore wellsites could change over time.

Financial Assurance. New Mexico, Arizona, Colorado and other states, as well as federal regulations governing mine operations on federal land, require financial assurance to be provided for the estimated costs of mine reclamation and closure, including groundwater quality protection programs. FCX has satisfied financial assurance requirements by using a variety of mechanisms, primarily involving parent company performance guarantees and financial capability demonstrations, but also including trust funds, surety bonds, letters of credit and other collateral. The applicable regulations specify financial strength tests that are designed to confirm a company's or guarantor's financial capability to fund estimated reclamation and closure costs. The amount of financial assurance FCX subsidiaries are required to provide will vary with changes in laws, regulations, reclamation and closure requirements, and cost estimates. At December 31, 2022, FCX's financial assurance obligations associated with these U.S. mine closure and reclamation/restoration costs totaled $1.5 billion, of which $0.9 billion was in the form of guarantees issued by FCX and FMC. At December 31, 2022, FCX had trust assets totaling $0.2 billion (included in other assets), which are legally restricted to be used to satisfy its financial assurance obligations for its mining properties in New Mexico. In addition, FCX subsidiaries have financial assurance obligations for its oil and gas properties associated with plugging and abandoning wells and facilities totaling $0.4 billion. Where oil and gas guarantees associated with the Bureau of Ocean Energy Management do not include a stated cap, the amounts reflect management's estimates of the potential exposure.

New Mexico Environmental and Reclamation Programs. FCX's New Mexico operations are regulated under the New Mexico Water Quality Act and regulations adopted by the Water Quality Control Commission. In connection with discharge permits, the New Mexico Environment Department (NMED) has required each of these operations to submit closure plans for NMED's approval. The closure plans must include measures to assure meeting applicable groundwater quality standards following the closure of discharging facilities and to abate groundwater or surface water contamination to meet applicable standards. FCX's New Mexico operations also are subject to regulation under the 1993 New Mexico Mining Act (the Mining Act) and the related rules that are administered by the Mining and Minerals Division of the New Mexico Energy, Minerals and Natural Resources Department. Under the Mining Act, mines are required to obtain approval of reclamation plans. The agencies approved updates to the closure plan and financial assurance instruments and completed a permit renewal for Chino in 2020 and Tyrone in 2021. At December 31, 2022, FCX had accrued reclamation and closure costs of $534 million for its New Mexico operations. Additional accruals may be required based on the state's periodic review of FCX's updated closure plans and any resulting permit conditions, and the amount of those accruals could be material.

Arizona Environmental and Reclamation Programs. FCX's Arizona operations are subject to regulatory oversight by the ADEQ. ADEQ has adopted regulations for its aquifer protection permit (APP) program that require permits for, among other things, certain facilities, activities and structures used for mining, leaching, concentrating and smelting, and require compliance with aquifer water quality standards during operations and closure. An application for an APP requires a proposed closure strategy that will meet applicable groundwater protection requirements following cessation of operations and an estimate of the implementation cost, with a more detailed closure plan required at the time operations cease. A permit applicant must demonstrate its financial ability to meet the closure costs approved by ADEQ. Closure costs for facilities covered by APPs are required to be updated every six years and financial assurance mechanisms are required to be updated every two years. During 2022, the Morenci and Bagdad mines increased their AROs by $118 million and $65 million, respectively, associated with their updated closure strategies and plans for stockpiles and tailings impoundments that were submitted to ADEQ for approval. FCX will continue evaluating and, as necessary, updating its closure plans and closure cost estimates at other Arizona sites, and any such updates may also result in increased costs that could be significant.

Portions of Arizona mining facilities that operated after January 1, 1986, also are subject to the Arizona Mined Land Reclamation Act (AMLRA). AMLRA requires reclamation to achieve stability and safety consistent with post-mining land use objectives specified in a reclamation plan. Reclamation plans must be approved by the State Mine Inspector and must include an estimate of the cost to perform the reclamation measures specified in the plan along with financial assurance. FCX will continue to evaluate options for future reclamation and closure activities at its operating and non-operating sites, which are likely to result in adjustments to FCX's AROs, and those adjustments could be material.

At December 31, 2022, FCX had accrued reclamation and closure costs of $581 million for its Arizona operations.

Colorado Reclamation Programs. FCX's Colorado operations are regulated by the Colorado Mined Land Reclamation Act (Reclamation Act) and regulations promulgated thereunder. Under the Reclamation Act, mines are required to obtain approval of plans for reclamation of lands affected by mining operations to be performed during mining or upon cessation of mining operations. In March 2020, the Division of Reclamation, Mining, and Safety (DRMS) approved Henderson's proposed update to its closure plan and closure cost estimate.

In 2019, Colorado enacted legislation that requires proof of an end date for water treatment as a condition of permit authorizations for new mining operations and expansions beyond current permit authorizations. While this requirement does not apply to existing operations, it may lead to changes in long-term water management requirements at Climax and Henderson operations and AROs. In accordance with its permit from DRMS, Climax will submit an updated reclamation plan and cost estimate in 2024.

As of December 31, 2022, FCX had accrued reclamation and closure costs of $162 million for its Colorado operations.

Chile Reclamation and Closure Programs. El Abra is subject to regulation under the Mine Closure Law administered by the Chile Mining and Geology Agency. In compliance with the requirement for five-year updates, in November 2018, El Abra submitted an updated plan with closure cost estimates based on the existing approved closure plan. Approval of the updated closure plan and cost estimates was received in August 2020, and did not result in a material increase to closure costs. At December 31, 2022, FCX had accrued reclamation and closure costs of $98 million for its El Abra operation.

Peru Reclamation and Closure Programs. Cerro Verde is subject to regulation under the Mine Closure Law administered by the Peru Ministry of Energy and Mines. Under the closure regulations, mines must submit a closure plan that includes the reclamation methods, closure cost estimates, methods of control and verification, closure and post-closure plans, and financial assurance. In compliance with the requirement for five-year updates, Cerro Verde is preparing to submit its updated closure plan and cost estimate in February 2023. At December 31, 2022, FCX had accrued reclamation and closure costs of $171 million for its Cerro Verde operation, which includes preliminary cost estimates associated with Cerro Verde's updated closure plan.

Indonesia Reclamation and Closure Programs. The ultimate amount of reclamation and closure costs to be incurred at PT-FI's operations will be determined based on applicable laws and regulations and PT-FI's assessment of appropriate remedial activities under the circumstances, after consultation with governmental authorities, affected local residents and other affected parties and cannot currently be projected with precision.

Some reclamation costs will be incurred during mining activities, while the remaining reclamation costs will be incurred at the end of mining activities, which are currently estimated to continue through 2041. In 2021, the construction time frame for reclamation of the West Wanagon overburden stockpile was extended from 2025 to 2029 because safety constraints for working in steep and difficult terrain have reduced labor and equipment operating efficiencies. The time frame extension resulted in longer and escalating fixed costs, combined with additional anticipated volumes of stockpile material to be moved. In 2022, estimated costs associated with West Wanagon slope stabilization remediation and reclamation activities increased primarily as a result of increased material needed for stockpile stabilization and increased costs for equipment, operations and maintenance, increased manpower/headcount allocation and contractor/consultant cost impacts. As a result of these changes, ARO adjustments of $131 million were recorded in 2022 (of which $116 million related to the depleted Grasberg open pit and charged to production and delivery costs) and $397 million in 2021 (of which $340 million related to the depleted Grasberg open pit and charged to production and delivery costs). At December 31, 2022, FCX had accrued reclamation and closure costs of $1.1 billion for its PT-FI operations.

Indonesia government regulations issued in 2010 require a company to provide a mine closure guarantee in the form of a time deposit placed in a state-owned bank in Indonesia. At December 31, 2022, PT-FI had restricted time deposits totaling $103 million for mine closure and reclamation guarantees.

Oil and Gas Properties. Substantially all of FM O&G's oil and gas leases require that, upon termination of economic production, the working interest owners plug and abandon non-producing wellbores, remove equipment and facilities from leased acreage, and restore land in accordance with applicable local, state and federal laws. Following several sales transactions, FM O&G's remaining operating areas primarily include offshore California and the Gulf of Mexico (GOM). As of December 31, 2022, FM O&G AROs cover approximately 110 wells and 105 platforms and other structures and it had accrued reclamation and closure costs of $328 million.

Litigation. In addition to the material pending legal proceedings discussed below and above under "Environmental," we are involved periodically in ordinary routine litigation incidental to our business, some of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. SEC regulations require us to disclose environmental proceedings involving a governmental authority if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to the SEC regulations, we use a threshold of $1 million for purposes of determining whether disclosure of any such environmental

proceedings is required. Management does not believe, based on currently available information, that the outcome of any current pending legal proceeding will have a material adverse effect on FCX's financial condition, although individual or cumulative outcomes could be material to FCX's operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period.

Louisiana Parishes Coastal Erosion Cases. Certain FCX affiliates were named as defendants in 13 cases filed in Louisiana state courts by six south Louisiana parishes (Cameron, Jefferson, Plaquemines, St. Bernard, St. John the Baptist and Vermilion), alleging that certain oil and gas exploration and production operations and sulfur mining and production operations in coastal Louisiana contaminated and damaged coastal wetlands and caused significant land loss along the Louisiana coast. The state of Louisiana, through the Attorney General and separately through the Louisiana Department of Natural Resources, intervened in the litigation in support of the parishes' claims. Certain FCX affiliates were named as defendants in two of the five cases that had been set for trial, both originally filed on November 8, 2013: Parish of Plaquemines v. ConocoPhillips Company et al., 25th Judicial District Court, Plaquemines Parish, Louisiana; No. 60-982, Div. B and Parish of Plaquemines v. Hilcorp Energy Company et al., 25th Judicial District Court, Plaquemines Parish, Louisiana; No. 60-999, Div. B. In 2019, affiliates of FCX reached an agreement in principle to settle all 13 cases, and as of October 2022, all parties have executed the settlement agreement. The settlement agreement does not include any admission of liability by FCX or its affiliates. FCX recorded a charge in 2019 for the initial payment of $15 million, which FCX expects to pay in trust to later be deposited into a newly formed Coastal Zone Recovery Fund (the Fund) if the state of Louisiana passes enabling legislation to establish the Fund within three years of execution of the settlement agreement. Upon payment of the $15 million, the FCX affiliates will be fully released and dismissed from all 13 pending cases. The maximum out-of-pocket settlement payment will be $23.5 million, including the initial $15 million payment. The settlement agreement will also require the FCX affiliates to pay into the Fund twenty annual installments of $4.25 million beginning in 2023 provided the state of Louisiana passes the enabling legislation. The first two of those annual installments are conditioned only on the enactment of the enabling legislation within three years of execution of the settlement agreement, but all subsequent installments are also conditioned on the FCX affiliates receiving simultaneous reimbursement on a dollar-for-dollar basis from the proceeds of environmental credit sales generated by the Fund, resulting in the $23.5 million maximum total payment obligation.

Asbestos and Talc Claims. Since approximately 1990, various FCX affiliates have been named as defendants in a large number of lawsuits alleging personal injury from exposure to asbestos or talc allegedly contained in industrial products such as electrical wire and cable, raw materials such as paint and joint compounds, talc-based lubricants used in rubber manufacturing or from asbestos contained in buildings and facilities located at properties owned or operated by affiliates of FCX. Many of these suits involve a large number of codefendants. Based on litigation results to date and facts currently known, FCX believes there is a reasonable possibility that losses may have been incurred related to these matters; however, FCX also believes that the amounts of any such losses, individually or in the aggregate, are not material to its consolidated financial statements. There can be no assurance that future developments will not alter this conclusion.

There has been a significant increase in the number of cases alleging the presence of asbestos contamination in talc-based cosmetic and personal care products and in cases alleging exposure to talc products that are not alleged to be contaminated with asbestos. The primary targets have been the producers of those products, but defendants in many of these cases also include talc miners. Cyprus Amax Minerals Company (CAMC), an indirect wholly owned subsidiary of FCX, and Cyprus Mines Corporation (Cyprus Mines), a wholly owned subsidiary of CAMC, are among those targets. Cyprus Mines was engaged in talc mining and processing from 1964 until 1992 when it exited its talc business by conveying it to a third party in two related transactions. Those transactions involved (1) a transfer by Cyprus Mines of the assets of its talc business to a newly formed subsidiary that assumed all pre-sale and post-sale talc liabilities, subject to limited reservations, and (2) a sale of the stock of that subsidiary to the third party. In 2011, the third party sold that subsidiary to Imerys Talc America (Imerys), an affiliate of Imerys S.A. In accordance with the terms of the 1992 transactions and subsequent agreements, Imerys undertook the defense and indemnification of Cyprus Mines and CAMC in talc lawsuits.

Cyprus Mines has contractual indemnification rights, subject to limited reservations, against Imerys, which historically acknowledged those indemnification obligations and took responsibility for all cases tendered to it. However, in February 2019, Imerys filed for Chapter 11 bankruptcy protection, which triggered an immediate automatic stay under the federal bankruptcy code prohibiting any party from continuing or initiating litigation or asserting new claims against Imerys. As a result, Imerys stopped defending the talc lawsuits against Cyprus Mines and CAMC. In addition, Imerys took the position that it alone owns, and has the sole right to access, the proceeds of the legacy insurance coverage of Cyprus Mines and CAMC for talc liabilities. In March 2019, Cyprus Mines and CAMC challenged this position and obtained

emergency relief from the bankruptcy court to gain access to the insurance until the question of ownership and contractual access could be decided in an adversary proceeding before the bankruptcy court, which is currently on hold.

In January 2021, Imerys filed the form of a settlement and release agreement to be entered into by CAMC, Cyprus Mines, FCX, Imerys and the other debtors, tort claimants' committee and future claims representative in the Imerys bankruptcy. In accordance with the global settlement, among other things, (1) CAMC will pay a total of $130 million in cash to a settlement trust in seven annual installments, which will be guaranteed by FCX, and (2) CAMC and Cyprus Mines and their affiliates will contribute to the settlement trust all rights that they have to the proceeds of certain legacy insurance policies as well as indemnity rights they have against Johnson & Johnson, and Imerys also obtained an injunction temporarily staying approximately 950 talc lawsuits against CAMC and Cyprus Mines, which has been extended through July 2023. The interim stay is a component of the global settlement but there can be no assurance that the bankruptcy court will continue to impose the interim stay.

As part of the global settlement, Cyprus Mines filed for Chapter 11 bankruptcy protection in February 2021. In connection with executing the settlement and release agreement, FCX concluded that it has a probable loss and, in 2020, recorded a $130 million charge to environmental obligations and shutdown costs.

Mediation to resolve open issues in the Imerys and Cyprus Mines bankruptcy cases, including the adequacy of the global settlement, is ongoing, and FCX expects it to continue at least through first-quarter 2023.

FCX's global settlement is subject to, among other things, votes by claimants in both the Imerys and Cyprus Mines bankruptcy cases as well as bankruptcy court approvals in both cases, and there can be no assurance that the global settlement will be successfully implemented. FCX has a $130 million liability balance at December 31, 2022, associated with the proposed settlement.

Tax and Other Matters. FCX's operations are in multiple jurisdictions where uncertainties arise in the application of complex tax regulations. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. FCX and its subsidiaries are subject to reviews of its income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of its contracts or laws. The final taxes paid may be dependent upon many factors, including negotiations with taxing authorities. In certain jurisdictions, FCX pays a portion of the disputed amount before formally appealing an assessment. Such payment is recorded as a receivable if FCX believes the amount is collectible.

Cerro Verde Royalty Dispute. SUNAT (National Superintendency of Customs and Administration) assessed mining royalties on ore processed by the Cerro Verde concentrator for the period from December 2006 to December 2013. No royalty assessments were issued for the years after 2013, as Cerro Verde began paying royalties on all of its production in January 2014 under its new 15-year stability agreement. Cerro Verde contested each of these assessments because it believes that its 1998 stability agreement exempts from royalties all minerals extracted from its mining concession, irrespective of the method used for processing such minerals. During 2021, Cerro Verde paid the balance of its royalty dispute liabilities and has no remaining exposure associated with the royalty dispute with the Peruvian tax authorities.

On February 28, 2020, FCX filed on its own behalf and on behalf of Cerro Verde international arbitration proceedings against the Peruvian government under the United States-Peru Trade Promotion Agreement. The hearing on the merits is scheduled to take place in May 2023. In April 2020, SMM Cerro Verde Netherlands B.V. (SMM Cerro Verde), another shareholder of Cerro Verde, filed parallel international arbitration proceedings against the Peruvian government under the Netherlands-Peru Bilateral Investment Treaty. SMM Cerro Verde's hearing on the merits took place in February 2023. No amounts have been recorded for potential gain contingencies associated with the international arbitration proceedings.

Other Peru Tax Matters. Cerro Verde has also received assessments from SUNAT for additional taxes, penalties and interest related to various audit exceptions for income and other taxes. Cerro Verde has filed or will file objections to the assessments because it believes it has properly determined and paid its taxes. A summary of these assessments follows:

Tax Year	Tax Assessment	Penalties and Interest	Total
2003 to 2008	$ 48	$130	$178
2009	56	52	108
2010	54	125	179
2011 and 2012	42	73	115
2013	48	66	114
2014 to 2017	73	30	103
	$321	$476	$797

As of December 31, 2022, Cerro Verde had paid $741 million on these disputed tax assessments. A reserve has been applied against these payments totaling $408 million, resulting in a net receivable of $333 million (included in other assets), which Cerro Verde believes is collectible.

Cerro Verde's income tax assessments, penalties and interest included in the table above totaled $0.7 billion at December 31, 2022, of which $0.4 billion has not been charged to expense.

Indonesia Tax Matters. PT-FI has received assessments from the Indonesia tax authorities for additional taxes and interest related to various audit exceptions for income and other taxes. PT-FI has filed objections to the assessments because it believes it has properly determined and paid its taxes. Excluding surface water tax assessments discussed below and the Indonesia government's previous imposition of a 7.5% export duty that PT-FI paid under protest during the period April 2017 to December 21, 2018 (refer to Note 13), a summary of these assessments, including potential penalties follows:

Tax Year	Tax Assessment	Penalties and Interest	Total
2005	$ 62	$ 29	$ 91
2007	45	22	67
2012 and 2013	41	41	82
2014 and 2015	108	—	108
2016	257	336	593
2017	7	2	9
	$520	$430	$ 950

As of December 31, 2022, PT-FI had paid $193 million on these disputed tax assessments. A reserve has been applied against these payments totaling $181 million, resulting in a net receivable of $12 million (included in other assets), which PT-FI believes is collectible.

PT-FI's income tax assessments, penalties and interest included in the table above totaled $0.9 billion at December 31, 2022, of which $0.4 billion has not been charged to expense.

Surface Water Taxes. PT-FI received assessments from the local regional tax authority in Central Papua, Indonesia, for additional taxes and penalties related to surface water taxes for the period from January 2011 through December 2018. As a result, PT-FI offered to pay one trillion rupiah to settle these historical surface water tax disputes and charged $69 million to production and delivery costs in 2018. In 2019, PT-FI agreed to a final settlement of 1.394 trillion rupiah (approximately $99 million) and recorded an incremental charge of $28 million. PT-FI paid 708.5 billion rupiah ($50 million) in October 2019, and paid the balance of 685.5 billion rupiah ($48 million) during 2021.

Withholding Tax Assessments. In January 2019, the Indonesia Supreme Court rendered an unfavorable decision related to a PT-FI 2005 withholding tax matter. PT-FI had also received an unfavorable Indonesia Supreme Court decision in November 2017. PT-FI currently has other pending cases at the Indonesia Supreme Court related to withholding taxes for employees and other service providers for the year 2005 and the year 2007, which total $42 million (based on the exchange rate as of December 31, 2022, and included in accounts payable and accrued liabilities in the consolidated balance sheet at December 31, 2022), including penalties and interest.

Smelter Development Progress. In January 2021, the Indonesia government levied an administrative fine of $149 million for the period from March 30, 2020, through September 30, 2020, on PT-FI for failing to achieve physical development progress on its greenfield smelter as of July 31, 2020. On January 13, 2021, PT-FI responded to the Indonesia government objecting to the fine because of events outside of its control causing a delay of the greenfield smelter's development progress. PT-FI believes that its communications during 2020 with the Indonesia government were not properly considered before the administrative fine was levied.

In June 2021, the Indonesia government issued a ministerial decree for the calculation of an administrative fine for lack of smelter development in light of the COVID-19 pandemic, and in 2021, PT-FI recorded charges totaling $16 million for a potential settlement of the administrative fine. In January 2022, the Indonesia government submitted a new estimate of the administrative fine totaling $57 million, and in March 2022, PT-FI paid the administrative fine and recorded an additional charge of $41 million. Based on PT-FI's revised smelter construction schedule, PT-FI does not believe any additional fines should be applied and will dispute any attempts by the Indonesia government to levy additional fines, which could be significant.

PT-FI and PT Smelting Export Licenses. Indonesia regulations require PT-FI and PT Smelting to renew their export licenses annually (PT-FI's export license for copper concentrate is subject to review by the Indonesia government every six months, depending on greenfield smelter construction progress). PT-FI's current export license is scheduled for renewal in March 2023, and PT-FI is preparing its renewal application. PT Smelting's current anodes slimes export license expires in November 2023.

While PT-FI's special mining license (IUPK) provides that exports continue through 2023 (subject to force majeure considerations), recent press reports have indicated that the Indonesia government is considering a ban of copper concentrate exports effective in June 2023 under regulations that were issued in 2020 and 2021. In addition, PT Smelting exports may also be restricted (contrary to the expiration date of PT Smelting's current export license noted above). PT-FI plans to work cooperatively with the Indonesia government to continue exports as required until the smelter is fully commissioned.

Letters of Credit, Bank Guarantees and Surety Bonds. Letters of credit and bank guarantees totaled $312 million at December 31, 2022, primarily associated with environmental obligations, AROs and for copper concentrate shipments from PT-FI to Atlantic Copper as required by Indonesia regulations. In addition, FCX had surety bonds totaling $488 million at December 31, 2022, primarily associated with environmental obligations and AROs.

Insurance. FCX purchases a variety of insurance products to mitigate potential losses, which typically have specified deductible amounts or self-insured retentions and policy limits. FCX generally is self-insured for U.S. workers' compensation, but purchases excess insurance up to statutory limits. An actuarial analysis is performed twice a year on the various casualty insurance programs covering FCX's U.S.-based mining operations, including workers' compensation, to estimate expected losses. At December 31, 2022, FCX's liability for expected losses under these insurance programs totaled $62 million, which consisted of a current portion of $10 million (included in accounts payable and accrued liabilities) and a long-term portion of $52 million (included in other liabilities). In addition, FCX has receivables of $23 million (a current portion of $5 million included in other accounts receivable and a long-term portion of $18 million included in other assets) for expected claims associated with these losses to be filed with insurance carriers.

FCX's oil and gas operations are subject to all of the risks normally incidental to the production of oil and gas, including well blowouts, cratering, explosions, oil spills, releases of gas or well fluids, fires, pollution and releases of toxic gas, each of which could result in damage to or destruction of oil and gas wells, production facilities or other property, or injury to persons. While FCX is not fully insured against all risks related to its oil and gas operations, its insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences. FCX is self-insured for named windstorms in the GOM.

NOTE 13. COMMITMENTS AND GUARANTEES

Leases. The components of FCX's leases presented in the consolidated balance sheets for the years ended December 31 follow:

	2022	2021
Lease right-of-use assets (included in property, plant, equipment and mine development costs, net)	$342	$337
Short-term lease liabilities (included in accounts payable and accrued liabilities)	$ 38	$ 38
Long-term lease liabilities (included in other liabilities)[a]	294	281
Total lease liabilities	$332	$319

a. Includes a land lease by PT-FI for the greenfield smelter totaling $141 million at December 31, 2022, and $126 million at December 31, 2021. This is FCX's only significant finance lease.

Operating lease costs, primarily included in production and delivery expense in the consolidated statements of income, for the years ended December 31 follow:

	2022	2021	2020
Operating leases	$ 46	$ 42	$ 42
Variable and short-term leases	84	62	74
Total operating lease costs	$130	$104	$116

FCX payments included in operating cash flows for its lease liabilities totaled $41 million in 2022, $54 million in 2021 and $36 million in 2020. FCX payments included in financing cash flows for its lease liabilities totaled $7 million in 2022, $25 million in 2021 and $4 million in 2020. As of December 31, 2022, the weighted-average discount rate used to determine the lease liabilities was 4.1% (4.2% as of December 31, 2021) and the weighted-average remaining lease term was 12.0 years (12.4 years as of December 31, 2021).

The future minimum payments for leases presented in the consolidated balance sheet at December 31, 2022, follow:

2023	$ 48
2024	85
2025	34
2026	29
2027	24
Thereafter	186
Total payments	406
Less amount representing interest	(74)
Present value of net minimum lease payments	332
Less current portion	(38)
Long-term portion	$294

Contractual Obligations. At December 31, 2022, based on applicable prices on that date, FCX has unconditional purchase obligations (including take-or-pay contracts with terms less than one year) of $4.8 billion, primarily comprising the procurement of copper concentrate ($3.6 billion), transportation services ($0.5 billion) and electricity ($0.3 billion). Some of FCX's unconditional purchase obligations are settled based on the prevailing market rate for the service or commodity purchased. In some cases, the amount of the actual obligation may change over time because of market conditions. Obligations for copper concentrate provide for deliveries of specified volumes to Atlantic Copper at market-based prices. Transportation obligations are primarily for South America contracted ocean freight. Electricity obligations are primarily for long-term power purchase agreements in North America and contractual minimum demand at the South America mines.

FCX's unconditional purchase obligations total $1.6 billion in 2023, $1.5 billion in 2024, $1.0 billion in 2025, $0.3 billion in 2026, $0.1 billion in 2027 and $0.3 billion thereafter. During the three-year period ended December 31, 2022, FCX fulfilled its minimum contractual purchase obligations.

IUPK—Indonesia. In December 2018, FCX completed the 2018 Transaction with the Indonesia government regarding PT-FI's long-term mining rights and share ownership. Concurrent with the closing of the 2018 Transaction, the Indonesia government granted PT-FI an IUPK to replace its former Contract of Work, enabling PT-FI to conduct operations in the Grasberg minerals district through 2041. Under the terms of the IUPK, PT-FI was granted an extension of mining rights through 2031, with rights to extend

mining rights through 2041, subject to PT-FI completing the development of additional smelting capacity in Indonesia by the end of 2023 (an extension of which has been requested as a result of COVID-19 mitigation measures, subject to the approval of the Indonesia government, refer to Note 12), and fulfilling its defined fiscal obligations to the Indonesia government. The IUPK, and related documentation, contains legal and fiscal terms and is legally enforceable through 2041, assuming the additional extension is received. In addition, FCX, as a foreign investor, has rights to resolve investment disputes with the Indonesia government through international arbitration.

The key fiscal terms set forth in the IUPK include a 25% corporate income tax rate, a 10% profits tax on net income, and royalty rates of 4% for copper, 3.75% for gold and 3.25% for silver. PT-FI's royalties charged against revenues totaled $357 million in 2022, $319 million in 2021 and $160 million in 2020.

Dividend distributions from PT-FI to FCX totaled $2.5 billion in 2022 and $1.0 billion in 2021 and are subject to a 10% withholding tax. There were no dividend distributions from PT-FI to FCX in 2020.

The IUPK requires PT-FI to pay export duties of 5%, declining to 2.5% when smelter development progress exceeds 30% and eliminated when development progress for additional smelting capacity in Indonesia exceeds 50%. In December 2022, PT-FI received approval, based on construction progress achieved, for a reduction in export duties from 5% to 2.5%, which was effective immediately. At December 31, 2022, construction of the greenfield smelter was approximately 50% complete. PT-FI's export duties totaled $325 million in 2022, $218 million in 2021 and $92 million in 2020. Upon receiving verification and approval from the Indonesia government that construction progress has exceeded 50%, PT-FI expects export duties may be eliminated.

Beginning in 2019, the IUPK also requires PT-FI to pay surface water taxes of $15 million annually, which are recognized in production and delivery costs.

In connection with a memorandum of understanding previously entered into with the Indonesia government in July 2014, PT-FI provided an assurance bond to support its commitment to construct a greenfield smelter in Indonesia ($133 million based on exchange rate as of December 31, 2022).

Chiyoda Contract. In July 2021, PT-FI awarded a construction contract to Chiyoda for the construction of a greenfield smelter in Gresik, Indonesia with an estimated contract cost of $2.8 billion. The smelter is expected to be commissioned during 2024.

Indemnification. The PT-FI divestment agreement, discussed in Note 3, provides that FCX will indemnify MIND ID and PTI from any losses (reduced by receipts) arising from any tax disputes of PT-FI disclosed to MIND ID in a Jakarta, Indonesia tax court letter limited to PTI's respective percentage share at the time the loss is finally incurred. Any net obligations arising from any tax settlement would be paid on December 21, 2025. FCX had accrued $74 million as of

December 31, 2022, and $78 million as of December 31, 2021, (included in other liabilities in the consolidated balance sheets) related to this indemnification.

Community Development Programs. FCX has adopted policies that govern its working and engagement relationships with the communities where it operates. These policies are designed to guide FCX's practices and programs in a manner that respects and promotes basic human rights and the culture of the local people impacted by FCX's operations. FCX continues to make significant expenditures on community development, education, health, training, and cultural programs.

PT-FI provides funding and technical assistance to support various community development programs in areas such as health, education, economic development and local infrastructure. In 1996, PT-FI established a social investment fund with the aim of contributing to social and economic development in the Mimika Regency. Prior to 2019, the fund was mainly managed by the Amungme and Kamoro Community Development Organization, a community-led institution. In 2019, a new foundation, the Amungme and Kamoro Community Empowerment Foundation (Yayasan Pemberdayaan Masyarakat Amungme dan Kamoro, or YPMAK) was established, and in 2020, PT-FI appointed YPMAK to assist in distributing a significant portion of PT-FI's funding to support the development and empowerment of the local indigenous Papuan people. YPMAK is governed by a Board of Governors consisting of seven representatives, including four from PT-FI.

In addition, since 2001, PT-FI has voluntarily established and contributed to land rights trust funds administered by Amungme and Kamoro representatives that focus on socioeconomic initiatives, human rights and environmental issues.

PT-FI is committed to the continued funding of YPMAK programs and the land rights trust funds, as well as for other local-community development initiatives through 2041 and has made and expects to continue making annual investments in public health, education and local economic development. PT-FI recorded charges totaling $123 million in 2022, $109 million in 2021 and $67 million in 2020 to cost of sales for social and economic development programs.

Guarantees. FCX provides certain financial guarantees (including indirect guarantees of the indebtedness of others) and indemnities.

Prior to its acquisition by FCX, FMC and its subsidiaries have, as part of merger, acquisition, divestiture and other transactions, from time to time, indemnified certain sellers, buyers or other parties related to the transaction from and against certain liabilities associated with conditions in existence (or claims associated with actions taken) prior to the closing date of the transaction. As part of these transactions, FMC indemnified the counterparty from and against certain excluded or retained liabilities existing at the time of

sale that would otherwise have been transferred to the party at closing. These indemnity provisions generally now require FCX to indemnify the party against certain liabilities that may arise in the future from the pre-closing activities of FMC for assets sold or purchased. The indemnity classifications include environmental, tax and certain operating liabilities, claims or litigation existing at closing and various excluded liabilities or obligations. Most of these indemnity obligations arise from transactions that closed many years ago, and given the nature of these indemnity obligations, it is not possible to estimate the maximum potential exposure. Except as described in the following sentence, FCX does not consider any of such obligations as having a probable likelihood of payment that is reasonably estimable, and accordingly, has not recorded any obligations associated with these indemnities. With respect to FCX's environmental indemnity obligations, any expected costs from these guarantees are accrued when potential environmental obligations are considered by management to be probable and the costs can be reasonably estimated.

NOTE 14. FINANCIAL INSTRUMENTS

FCX does not purchase, hold or sell derivative financial instruments unless there is an existing asset or obligation, or it anticipates a future activity that is likely to occur and will result in exposure to market risks, which FCX intends to offset or mitigate. FCX does not enter into any derivative financial instruments for speculative purposes, but has entered into derivative financial instruments in limited instances to achieve specific objectives. These objectives principally relate to managing risks associated with commodity price changes, foreign currency exchange rates and interest rates.

Commodity Contracts. From time to time, FCX has entered into derivative contracts to hedge the market risk associated with fluctuations in the prices of commodities it purchases and sells. Derivative financial instruments used by FCX to manage its risks do not contain credit risk-related contingent provisions.

In April 2020, FCX entered into forward sales contracts for 150 million pounds of copper for settlement in May and June of 2020. The forward sales provided for fixed pricing of $2.34 per pound of copper on approximately 60% of North America's sales volumes for May and June 2020. These contracts resulted in hedging losses totaling $24 million for the year ended December 31, 2020. There were no remaining forward sales contracts after June 30, 2020.

A discussion of FCX's other derivative contracts and programs follows.

Derivatives Designated as Hedging Instruments— Fair Value Hedges

Copper Futures and Swap Contracts. Some of FCX's U.S. copper rod and cathode customers request a fixed market price instead of the COMEX average copper price in the month of shipment. FCX hedges this price exposure in a manner that allows it to receive the COMEX average price in the month of shipment while the customers pay the fixed price they requested. FCX accomplishes this by entering into copper futures or swap contracts. Hedging gains or losses from these copper futures and swap contracts are recorded in revenues. FCX did not have any significant gains or losses resulting from hedge ineffectiveness during the years ended December 31, 2022, 2021 and 2020. At December 31, 2022, FCX held copper futures and swap contracts that qualified for hedge accounting for 82 million pounds at an average contract price of $3.80 per pound, with maturities through May 2024.

A summary of (losses) gains recognized in revenues for derivative financial instruments related to commodity contracts that are designated and qualify as fair value hedge transactions, including on the related hedged item for the years ended December 31 follows:

	2022	2021	2020
Copper futures and swap contracts:			
Unrealized (losses) gains:			
Derivative financial instruments	$(11)	$ (4)	$ 9
Hedged item—firm sales commitments	11	4	(9)
Realized (losses) gains:			
Matured derivative financial instruments	(63)	65	22

Derivatives Not Designated as Hedging Instruments

Embedded Derivatives. Certain FCX concentrate, copper cathode and gold sales contracts provide for provisional pricing primarily based on the LME copper price or the COMEX copper price and the London gold price at the time of shipment as specified in the contract. FCX receives market prices based on prices in the specified future month, which results in price fluctuations recorded in revenues until the date of settlement. FCX records revenues and invoices customers at the time of shipment based on then-current LME or COMEX copper prices and the London gold prices as specified in the contracts, which results in an embedded derivative (*i.e.*, a pricing mechanism that is finalized after the time of delivery) that is required to be bifurcated from the host contract. The host contract is the sale of the metals contained in the concentrate or cathode at the then-current LME or COMEX copper price and the London gold price. FCX applies the normal purchases and normal sales scope exception in accordance with derivatives and hedge accounting guidance to the host contract in its concentrate or cathode sales agreements since these contracts do not allow for net settlement and always result in physical delivery. The embedded

derivative does not qualify for hedge accounting and is adjusted to fair value through earnings each period, using the period-end LME or COMEX copper forward prices and the adjusted London gold price, until the date of final pricing. Similarly, FCX purchases copper under contracts that provide for provisional pricing. Mark-to-market price fluctuations from these embedded derivatives are recorded through the settlement date and are reflected in revenues for sales contracts and in inventory for purchase contracts.

A summary of FCX's embedded derivatives at December 31, 2022, follows:

	Open Positions	Average Price Per Unit Contract	Average Price Per Unit Market	Maturities Through
Embedded derivatives in provisional sales contracts:				
Copper (millions of pounds)	861	$ 3.62	$ 3.80	June 2023
Gold (thousands of ounces)	240	1,769	1,823	April 2023
Embedded derivatives in provisional purchase contracts:				
Copper (millions of pounds)	180	3.59	3.80	April 2023

Copper Forward Contracts. Atlantic Copper, FCX's wholly owned smelting and refining unit in Spain, enters into copper forward contracts designed to hedge its copper price risk whenever its physical purchases and sales pricing periods do not match. These economic hedge transactions are intended to hedge against changes in copper prices, with the mark-to-market hedging gains or losses recorded in production and delivery costs. At December 31, 2022, Atlantic Copper held net copper forward purchase contracts for 6 million pounds at an average contract price of $3.82 per pound, with maturities through February 2023.

Summary of (Losses) Gains. A summary of the realized and unrealized (losses) gains recognized in operating income for commodity contracts that do not qualify as hedge transactions, including embedded derivatives, for the years ended December 31 follows:

	2022	2021	2020
Embedded derivatives in provisional sales contracts:[a]			
Copper	$(479)	$425	$259
Gold and other	(12)	(2)	45
Copper forward contracts[b]	37	(15)	3

a. Amounts recorded in revenues.

b. Amounts recorded in cost of sales as production and delivery costs.

Unsettled Derivative Financial Instruments

A summary of the fair values of unsettled commodity derivative financial instruments follows:

December 31,	2022	2021
Commodity Derivative Assets:		
Derivatives designated as hedging instruments:		
Copper futures and swap contracts	$ 3	$12
Derivatives not designated as hedging instruments:		
Embedded derivatives in provisional sales/ purchase contracts	166	64
Copper forward contracts	1	1
Total derivative assets	$170	$77
Commodity Derivative Liabilities:		
Derivatives designated as hedging instruments:		
Copper futures and swap contracts	$ 3	$ —
Derivatives not designated as hedging instruments:		
Embedded derivatives in provisional sales/ purchase contracts	39	27
Copper forward contracts	—	1
Total derivative liabilities	$ 42	$28

FCX's commodity contracts have netting arrangements with counterparties with which the right of offset exists, and it is FCX's policy to generally offset balances by contract on its balance sheet. FCX's embedded derivatives on provisional sales/purchase contracts are netted with the corresponding outstanding receivable/payable balances.

A summary of these unsettled commodity contracts that are offset in the balance sheet follows:

	Assets		Liabilities	
December 31,	2022	2021	2022	2021
Gross amounts recognized:				
Commodity contracts:				
Embedded derivatives in provisional sales/purchase contracts	$166	$64	$39	$27
Copper derivatives	4	13	3	1
	170	77	42	28
Less gross amounts of offset:				
Commodity contracts:				
Embedded derivatives in provisional sales/purchase contracts	—	3	—	3
Copper derivatives	—	1	—	1
	—	4	—	4
Net amounts presented in balance sheet:				
Commodity contracts:				
Embedded derivatives in provisional sales/purchase contracts	166	61	39	24
Copper derivatives	4	12	3	—
	$170	$73	$42	$24
Balance sheet classification:				
Trade accounts receivable	$163	$51	$ 7	$14
Other current assets	4	12	—	—
Accounts payable and accrued liabilities	3	10	34	10
Other liabilities	—	—	1	—
	$170	$73	$42	$24

Credit Risk. FCX is exposed to credit loss when financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and interest rate swaps) are unable to pay. To minimize the risk of such losses, FCX uses counterparties that meet certain credit requirements and periodically reviews the creditworthiness of these counterparties. As of December 31, 2022, the maximum amount of credit exposure associated with derivative transactions was $170 million.

Other Financial Instruments. Other financial instruments include cash, cash equivalents, restricted cash and cash equivalents, accounts receivable, investment securities, legally restricted trust assets, accounts payable and accrued liabilities, accrued income taxes, dividends payable and debt. The carrying value for these financial instruments classified as current assets or liabilities approximates fair value because of their short-term nature and generally negligible credit losses (refer to Note 15 for the fair values of investment securities, legally restricted funds and debt).

In addition, as of December 31, 2022, FCX has contingent consideration assets related to the sales of certain oil and gas properties (refer to Note 15 for the related fair values).

Trade Accounts Receivable Agreements. In 2021, PT-FI entered into agreements to sell certain trade accounts receivables to unrelated third-party financial institutions. The agreements were entered into in the normal course of business to fund the working capital for the additional quantity of copper to be supplied by PT-FI to PT Smelting. The balances sold under the agreements were excluded from trade accounts receivable on the consolidated balance sheets at December 31, 2022 and 2021. Receivables are considered sold when (i) they are transferred beyond the reach of PT-FI and its creditors, (ii) the purchaser has the right to pledge or exchange the receivables, and (iii) PT-FI has no continuing involvement in the transferred receivables. In addition, PT-FI provides no other forms of continued financial support to the purchaser of the receivables once the receivables are sold.

Gross amounts sold under these arrangements totaled $444 million in 2022 and $431 million in 2021. Discounts on the sold receivables totaled $4 million in 2022 and $2 million in 2021. As a result of the new tolling arrangements discussed in Note 3, no additional receivables will be sold under these agreements beginning in 2023.

Cash, Cash Equivalents, Restricted Cash and Restricted Cash Equivalents. The following table provides a reconciliation of total cash, cash equivalents, restricted cash and restricted cash equivalents presented in the consolidated statements of cash flows:

December 31,	2022	2021
Balance sheet components:		
Cash and cash equivalents[a]	$8,146[b]	$8,068
Restricted cash and restricted cash equivalents included in:		
Other current assets	111	114
Other assets	133	132
Total cash, cash equivalents, restricted cash and restricted cash equivalents presented in the consolidated statements of cash flows	$8,390	$8,314

a. Includes time deposits of $0.5 billion at December 31, 2022, and $0.2 billion at December 31, 2021.
b. Includes $1.8 billion of cash designated for smelter development projects related to PT-FI's April 2022 senior notes offering.

NOTE 15. FAIR VALUE MEASUREMENT

Fair value accounting guidance includes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). FCX did not have any significant transfers in or out of Level 3 for 2022.

FCX's financial instruments are recorded on the consolidated balance sheets at fair value except for contingent consideration associated with the sale of the Deepwater GOM oil and gas properties (which was recorded under the loss recovery approach) and debt. A summary of the carrying amount and fair value of FCX's financial instruments (including those measured at NAV as a practical expedient), other than cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, accrued income taxes and dividends payable (refer to Note 14) follows:

	At December 31, 2022					
	Carrying Amount	Fair Value				
		Total	NAV	Level 1	Level 2	Level 3
Assets						
Investment securities:[a,b]						
U.S. core fixed income fund	$ 25	$ 25	$25	$ —	$ —	$ —
Equity securities	7	7	—	7	—	—
Total	32	32	25	7	—	—
Legally restricted funds:[a]						
U.S. core fixed income fund	56	56	56	—	—	—
Government mortgage-backed securities	37	37	—	—	37	—
Government bonds and notes	34	34	—	—	34	—
Corporate bonds	31	31	—	—	31	—
Asset-backed securities	17	17	—	—	17	—
Money market funds	3	3	—	3	—	—
Collateralized mortgage-backed securities	3	3	—	—	3	—
Total	181	181	56	3	122	—
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross asset position	166	166	—	—	166	—
Copper futures and swap contracts	3	3	—	3	—	—
Copper forward contracts	1	1	—	1	—	—
Total	170	170	—	4	166	—
Contingent consideration for the sale of the Deepwater GOM oil and gas properties[a]	67	57	—	—	—	57
Liabilities						
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross liability position	39	39	—	—	39	—
Copper futures and swap contracts	3	3	—	—	3	—
Total	42	42	—	—	42	—
Long-term debt, including current portion[d]	10,620	10,097	—	—	10,097	—

	Carrying Amount	At December 31, 2021				
		Fair Value				
		Total	NAV	Level 1	Level 2	Level 3
Assets						
Investment securities:[a,b]						
Equity securities	$ 50	$ 50	$ —	$50	$ —	$ —
U.S. core fixed income fund	29	29	29	—	—	—
Total	79	79	29	50	—	—
Legally restricted funds:[a]						
U.S. core fixed income fund	64	64	64	—	—	—
Government bonds and notes	53	53	—	—	53	—
Corporate bonds	45	45	—	—	45	—
Government mortgage-backed securities	20	20	—	—	20	—
Asset-backed securities	18	18	—	—	18	—
Money market funds	8	8	—	8	—	—
Municipal bonds	1	1	—	—	1	—
Total	209	209	64	8	137	—
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross asset position	64	64	—	—	64	—
Copper futures and swap contracts	12	12	—	9	3	—
Copper forward contracts	1	1	—	1	—	—
Total	77	77	—	10	67	—
Contingent consideration for the sale of the Deepwater GOM oil and gas properties[a]	90	81	—	—	—	81
Liabilities						
Derivatives:[c]						
Embedded derivatives in provisional sales/purchase contracts in a gross liability position	27	27	—	—	27	—
Copper forward contracts	1	1	—	1	—	—
Total	28	28	—	1	27	—
Long-term debt, including current portion[d]	9,450	10,630	—	—	10,630	—

a. Current portion included in other current assets and long-term portion included in other assets.
b. Excludes time deposits (which approximated fair value) included in (i) other current assets of $118 million at December 31, 2022, and $114 million at December 31, 2021, and (ii) other assets of $133 million at December 31, 2022, and $132 million at December 31, 2021, primarily associated with an assurance bond to support PT-FI's commitment for the development of a greenfield smelter in Indonesia (refer to Note 13 for further discussion) and PT-FI's closure and reclamation guarantees (refer to Note 12 for further discussion).
c. Refer to Note 14 for further discussion and balance sheet classifications.
d. Recorded at cost except for debt assumed in acquisitions, which are recorded at fair value at the respective acquisition dates.

Valuation Techniques. The U.S. core fixed income fund is valued at NAV. The fund strategy seeks total return consisting of income and capital appreciation primarily by investing in a broad range of investment-grade debt securities, including U.S. government obligations, corporate bonds, mortgage-backed securities, asset-backed securities and money market instruments. There are no restrictions on redemptions (which are usually within one business day of notice).

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded and, as such, are classified within Level 1 of the fair value hierarchy.

Fixed income securities (government mortgage-backed securities, government securities, corporate bonds, asset-backed securities, collateralized mortgage-backed securities and municipal bonds) are valued using a bid-evaluation price or a mid-evaluation price. These evaluations are based on quoted prices, if available, or models that use observable inputs and, as such, are classified within Level 2 of the fair value hierarchy.

Money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

FCX's embedded derivatives on provisional copper concentrate, copper cathode and gold purchases and sales are valued using only quoted monthly LME or COMEX copper forward prices and the adjusted London gold prices at each reporting date based on the month of maturity (refer to Note 14 for further discussion); however, FCX's contracts themselves are not traded on an exchange. As a result, these derivatives are classified within Level 2 of the fair value hierarchy.

FCX's derivative financial instruments for copper futures and swap contracts and copper forward contracts that are traded on the respective exchanges are classified within Level 1 of the fair value hierarchy because they are valued using quoted monthly COMEX or LME prices at each reporting date based on the month of maturity (refer to Note 14 for further discussion). Certain of these contracts are traded on the over-the-counter market and are classified within Level 2 of the fair value hierarchy based on COMEX and LME forward prices.

In December 2016, FCX's sale of its Deepwater GOM oil and gas properties included up to $150 million in contingent consideration that was recorded at the total amount under the loss recovery approach. The contingent consideration is being received over time as future cash flows are realized from a third-party production handling agreement for an offshore platform, with the related payments commencing in third-quarter 2018. The contingent consideration included in (i) other current assets totaled $20 million at December 31, 2022 and 2021, and (ii) other assets totaled $47 million at December 31, 2022, and $70 million at December 31, 2021. The fair value of this contingent consideration was calculated based on a discounted cash flow model using inputs that include third-party estimates for reserves, production rates and production timing, and discount rates. Because significant inputs are not observable in the market, the contingent consideration is classified within Level 3 of the fair value hierarchy.

Long-term debt, including current portion, is primarily valued using available market quotes and, as such, is classified within Level 2 of the fair value hierarchy.

The techniques described above may produce a fair value that may not be indicative of NRV or reflective of future fair values. Furthermore, while FCX believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the techniques used at December 31, 2022, as compared to those techniques used at December 31, 2021.

A summary of the changes in the fair value of FCX's Level 3 instrument, contingent consideration for the sale of the Deepwater GOM oil and gas properties, for the years ended December 31 follows:

	2022	2021	2020
Balance at beginning of year	$ 81	$ 88	$108
Net unrealized (losses) gains related to assets still held at the end of the year	(1)	12	(6)
Settlements	(23)	(19)	(14)
Balance at end of year	$ 57	$ 81	$ 88

NOTE 16. BUSINESS SEGMENT INFORMATION

Product Revenues. FCX's revenues attributable to the products it sold for the years ended December 31 follow:

	2022	2021	2020
Copper:			
Concentrate	$ 9,650	$ 8,705	$ 4,294
Cathode	5,134	5,900	4,204
Rod and other refined copper products	3,699	3,369	2,052
Purchased copper[a]	481	757	821
Gold	3,397	2,580	1,702
Molybdenum	1,416	1,283	848
Other[b]	688	821	592
Adjustments to revenues:			
Treatment charges	(503)	(445)	(362)
Royalty expense[c]	(366)	(330)	(165)
PT-FI export duties	(325)[d]	(218)	(92)
Revenues from contracts with customers	23,271	22,422	13,894
Embedded derivatives[e]	(491)	423	304
Total consolidated revenues	$22,780	$22,845	$14,198

a. FCX purchases copper cathode primarily for processing by its Rod & Refining operations.
b. Primarily includes revenues associated with silver and, prior to 2022, cobalt.
c. Reflects royalties on sales from PT-FI and Cerro Verde that will vary with the volume of metal sold and prices.
d. Includes a charge of $18 million associated with an adjustment to prior-period export duties.
e. Refer to Note 14 for discussion of embedded derivatives related to FCX's provisionally priced concentrate and cathode sales contracts.

Geographic Area. Information concerning financial data by geographic area follows:

December 31,	2022	2021
Long-lived assets:[a]		
Indonesia	$18,121	$16,288
U.S.	8,801	8,292
Peru	6,727	6,827
Chile	1,103	1,110
Other	309	261
Total	$35,061	$32,778

a. Excludes deferred tax assets and intangible assets.

Years Ended December 31,	2022	2021	2020
Revenues:[a]			
U.S.	$ 7,339	$ 7,168	$ 5,248
Indonesia	3,026	3,132	1,760
Switzerland	2,740	3,682	2,032
Japan	2,462	2,372	1,205
Singapore	1,492	156	191
Spain	1,174	1,495	785
China	929	1,044	692
Germany	632	469	248
Chile	383	343	221
United Kingdom	355	659	491
India	330	207	152
South Korea	302	270	89
Philippines	249	264	34
Other	1,367	1,584	1,050
Total	$22,780	$22,845	$14,198

a. Revenues are attributed to countries based on the location of the customer.

Major Customers and Affiliated Companies. Copper concentrate sales to PT Smelting totaled 13% of FCX's consolidated revenues in 2022, 14% in 2021 and 12% in 2020, and they are the only customer that accounted for 10% or more of FCX's annual consolidated revenues during the three years ended December 31, 2022.

Consolidated revenues include sales to the noncontrolling interest owners of FCX's South America mining operations totaling $1.7 billion in 2022, $1.4 billion in 2021 and $0.9 billion in 2020, and PT-FI's sales to PT Smelting totaling $3.0 billion in 2022, $3.1 billion in 2021 and $1.8 billion in 2020.

Labor Matters. As of December 31, 2022, approximately 30% of FCX's global labor force was covered by collective bargaining agreements, and approximately 2% was covered by agreements that will or were scheduled to expire during 2023 or that had expired as of December 31, 2022, and continue to be negotiated. In February 2022, PT-FI completed negotiations with its unions on a two-year collective bargaining agreement that is effective through March 2024.

Business Segments. FCX has organized its mining operations into four primary divisions—North America copper mines, South America mining, Indonesia mining and Molybdenum mines, and operating segments that meet certain thresholds are reportable segments. Separately disclosed in the following tables are FCX's reportable segments, which include the Morenci, Cerro Verde and Grasberg (Indonesia Mining) copper mines, the Rod & Refining operations and Atlantic Copper Smelting & Refining.

Intersegment sales between FCX's business segments are based on terms similar to arms-length transactions with third parties at the time of the sale. Intersegment sales may not be reflective of the actual prices ultimately realized because of a variety of factors, including additional processing, timing of sales to unaffiliated customers and transportation premiums.

FCX defers recognizing profits on sales from its mines to other segments, including Atlantic Copper Smelting & Refining and on 39.5% of PT-FI's sales to PT Smelting (25.0% prior to April 30, 2021) until final sales to third parties occur. Quarterly variations in ore grades, the timing of intercompany shipments and changes in product prices result in variability in FCX's net deferred profits and quarterly earnings.

Beginning in 2023, PT-FI's commercial arrangement with PT Smelting converted to a tolling arrangement. Under this arrangement, PT-FI pays PT Smelting a tolling fee to smelt and refine its concentrate and will retain title to all products for sale to third parties (*i.e.,* there are no further sales from PT-FI to PT Smelting).

FCX allocates certain operating costs, expenses and capital expenditures to its operating divisions and individual segments. However, not all costs and expenses applicable to an operation are allocated. U.S. federal and state income taxes are recorded and managed at the corporate level (included in Corporate, Other & Eliminations), whereas foreign income taxes are recorded and managed at the applicable country level. In addition, most mining exploration and research activities are managed on a consolidated basis, and those costs, along with some selling, general and administrative costs, are not allocated to the operating divisions or individual segments. Accordingly, the following Financial Information by Business Segment reflects management determinations that may not be indicative of what the actual financial performance of each operating division or segment would be if it was an independent entity.

North America Copper Mines. FCX operates seven open-pit copper mines in North America—Morenci, Safford (including Lone Star), Bagdad, Sierrita and Miami in Arizona, and Chino and Tyrone in New Mexico. The North America copper mines include open-pit mining, sulfide-ore concentrating, leaching and SX/EW operations. A majority of the copper produced at the North America copper mines is cast into copper rod by FCX's Rod & Refining segment. In addition to copper, certain of FCX's North America copper mines also produce molybdenum concentrate, gold and silver.

The Morenci open-pit mine, located in southeastern Arizona, produces copper cathode and copper concentrate. In addition to copper, the Morenci mine also produces molybdenum concentrate. During 2022, the Morenci mine produced 43% of FCX's North America copper and 15% of FCX's consolidated copper production.

South America Mining. South America mining includes two operating copper mines—Cerro Verde in Peru and El Abra in Chile. These operations include open-pit mining, sulfide-ore concentrating, leaching and SX/EW operations.

The Cerro Verde open-pit copper mine, located near Arequipa, Peru, produces copper cathode and copper concentrate. In addition to copper, the Cerro Verde mine also produces molybdenum concentrate and silver. During 2022, the Cerro Verde mine produced 83% of FCX's South America copper and 23% of FCX's consolidated copper production.

Indonesia Mining. Indonesia mining includes PT-FI's Grasberg minerals district that produces copper concentrate that contains significant quantities of gold and silver. During 2022, PT-FI's Grasberg minerals district produced 37% of FCX's consolidated copper production and 99% of FCX's consolidated gold production.

Molybdenum Mines. Molybdenum mines include the wholly owned Henderson underground mine and Climax open-pit mine, both in Colorado. The Henderson and Climax mines produce high-purity, chemical-grade molybdenum concentrate, which is typically further processed into value-added molybdenum chemical products.

Rod & Refining. The Rod & Refining segment consists of copper conversion facilities located in North America, and includes a refinery and two rod mills, which are combined in accordance with segment reporting aggregation guidance. These operations process copper produced at FCX's North America copper mines and purchased copper into copper cathode and rod. At times these operations refine copper and produce copper rod for customers on a toll basis. Toll arrangements require the tolling customer to deliver appropriate copper-bearing material to FCX's facilities for processing into a product that is returned to the customer, who pays FCX for processing its material into the specified products.

Atlantic Copper Smelting & Refining. Atlantic Copper smelts and refines copper concentrate and markets refined copper and precious metals in slimes. During 2022, Atlantic Copper purchased 7% of its concentrate requirements from FCX's North America copper mines, 10% from FCX's South America mining operations and 18% from FCX's Indonesia mining operations, with the remainder purchased from unaffiliated third parties.

Corporate, Other & Eliminations. Corporate, Other & Eliminations consists of FCX's other mining, oil and gas operations and other corporate and elimination items, which include the Miami smelter, Freeport Cobalt (until its sale in September 2021), molybdenum conversion facilities in the U.S. and Europe, the greenfield smelter and PMR in Indonesia, certain non-operating copper mines in North America (Ajo, Bisbee and Tohono in Arizona) and other mining support entities.

FINANCIAL INFORMATION BY BUSINESS SEGMENT

	North America Copper Mines			South America Mining								
	Morenci	Other	Total	Cerro Verde	Other	Total	Indonesia Mining	Molybdenum Mines	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
Year Ended December 31, 2022												
Revenues:												
Unaffiliated customers	$ 175	$ 253	$ 428	$3,444	$ 768	$ 4,212	$ 8,028[a]	$ —	$6,281	$2,439	$ 1,392[b]	$22,780
Intersegment	2,514	3,768	6,282	506	—	506	398	565	31	4	(7,786)	—
Production and delivery	1,542	2,819	4,361	2,359	702	3,061	2,684[c]	359	6,330	2,452[d]	(6,206)	13,041
Depreciation, depletion and amortization	177	233	410	357	51	408	1,025	74	5	27	70	2,019
Metals inventory adjustments	8	8	16	10	3	13	—	—	—	—	—	29
Selling, general and administrative expenses	2	3	5	8	—	8	117	—	—	25	265	420
Mining exploration and research expenses	—	1	1	—	—	—	—	—	—	—	114	115
Environmental obligations and shutdown costs	(5)	1	(4)	—	—	—	—	—	—	—	125	121
Net gain on sales of assets	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Operating income (loss)	965	956	1,921	1,216	12	1,228	4,600	132	(23)	(61)	(760)	7,037
Interest expense, net	1	1	2	15	—	15	40	—	—	15	488	560
Provision for (benefit from) income taxes	—	—	—	461	(8)	453	1,820	—	—	(1)	(5)	2,267
Total assets at December 31, 2022	3,052	5,552	8,604	8,398	1,873	10,271	20,639	1,697	183	1,262	8,437	51,093
Capital expenditures	263	334	597	164	140	304	1,575	33	9	76	875[e]	3,469

a. Includes sales to PT Smelting totaling $3.0 billion.
b. Includes revenues from FCX's molybdenum sales company, which includes sales of molybdenum produced by the Molybdenum mines and by certain of the North America and South America copper mines.
c. Includes charges totaling $116 million associated with an unfavorable ARO change. Refer to Note 12 for further discussion.
d. Includes maintenance charges and idle facility costs associated with major maintenance turnarounds totaling $41 million.
e. Primarily includes capital expenditures for the Indonesia smelter projects.

FINANCIAL INFORMATION BY BUSINESS SEGMENT *(continued)*

	North America Copper Mines			South America Mining			Indonesia Mining	Molybdenum Mines	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
	Morenci	Other	Total	Cerro Verde	Other	Total						
Year Ended December 31, 2021												
Revenues:												
Unaffiliated customers	$ 82	$ 180	$ 262	$3,736	$ 720	$ 4,456	$ 7,241a	$ —	$6,356	$2,961	$ 1,569b	$22,845
Intersegment	2,728	3,835	6,563	460	—	460	282	444	29	—	(7,778)	—
Production and delivery	1,226	2,235	3,461	2,000c	429	2,429	2,425d	253	6,381	2,907	(5,840)e	12,016
Depreciation, depletion and amortization	152	217	369	366	47	413	1,049	67	5	28	67	1,998
Metals inventory adjustments	13	—	13	—	—	—	—	1	—	—	2	16
Selling, general and administrative expenses	2	2	4	8	—	8	111	—	—	24	236	383
Mining exploration and research expenses	—	1	1	—	—	—	—	—	—	—	54	55
Environmental obligations and shutdown costs	—	(1)	(1)	—	—	—	—	—	—	—	92	91
Net gain on sales of assets	—	—	—	—	—	—	—	—	—	(19)	(61)f	(80)
Operating income (loss)	1,417	1,561	2,978	1,822	244	2,066	3,938	123	(1)	21	(759)	8,366
Interest expense, net	—	1	1	28	—	28	48	—	—	6	519	602
Provision for (benefit from) income taxes	—	—	—	730	90	820	1,524g	—	—	—	(45)	2,299
Total assets at December 31, 2021	2,708	5,208	7,916	8,694	1,921	10,615	18,971	1,713	228	1,318	7,261	48,022
Capital expenditures	135	207	342	132	30	162	1,296	6	2	34	273h	2,115

a. Includes sales to PT Smelting totaling $3.1 billion.
b. Includes revenues from FCX's molybdenum sales company, which includes sales of molybdenum produced by the Molybdenum mines and by certain of the North America and South America copper mines.
c. Includes nonrecurring charges totaling $92 million associated with labor-related costs at Cerro Verde for agreements reached with its hourly employees.
d. Includes charges totaling $340 million associated with an unfavorable ARO change. Refer to Note 12 for further discussion.
e. Includes charges associated with the major maintenance turnaround at the Miami smelter totaling $87 million.
f. Includes a $60 million gain on the sale of FCX's remaining cobalt business located in Kokkola, Finland. Refer to Note 2 for further discussion.
g. Includes net tax benefits of $189 million associated with the release of a portion of the valuation allowance recorded against PT Rio Tinto NOLs. Refer to Note 11 for further discussion.
h. Primarily includes capital expenditures for the Indonesia smelter projects.

	North America Copper Mines			South America Mining			Indonesia Mining	Molybdenum Mines	Rod & Refining	Atlantic Copper Smelting & Refining	Corporate, Other & Eliminations	FCX Total
	Morenci	Other	Total	Cerro Verde	Other	Total						
Year Ended December 31, 2020												
Revenues:												
Unaffiliated customers	$ 29	$ 48	$ 77	$ 2,282	$ 431	$ 2,713	$ 3,534a	$ —	$4,781	$2,020	$ 1,073b	$14,198
Intersegment	2,015	2,272	4,287	242	—	242	80	222	33	17	(4,881)	—
Production and delivery	1,269	1,831	3,100	1,599	379	1,978	1,606	230	4,819	1,962	(3,664)	10,031
Depreciation, depletion and amortization	166	189	355	367	54	421	580	57	16	29	70	1,528
Metals inventory adjustments	4	48	52	—	3	3	—	10	3	—	28	96
Selling, general and administrative expenses	2	2	4	6	—	6	108	—	—	21	231	370
Mining exploration and research expenses	—	2	2	—	—	—	—	—	—	—	48	50
Environmental obligations and shutdown costs	—	(1)	(1)	—	—	—	—	—	1	—	159c	159
Net gain on sales of assets	—	—	—	—	—	—	—	—	—	—	(473)d	(473)
Operating income (loss)	603	249	852	552e	(5)	547	1,320	(75)	(25)e	25	(207)e	2,437e
Interest expense, net	2	—	2	139	—	139	39f	—	—	6	412	598
Provision for income taxes	—	—	—	238	1	239	606	—	—	2	97g	944
Total assets at December 31, 2020	2,574	5,163	7,737	8,474	1,678	10,152	16,918	1,760	211	877	4,489	42,144
Capital expenditures	102	326	428	141	42	183	1,161	19	6	29	135h	1,961

a. Includes sales to PT Smelting totaling $1.8 billion.
b. Includes revenues from FCX's molybdenum sales company, which includes sales of molybdenum produced by the Molybdenum mines and by certain of the North America and South America copper mines.
c. Includes charges totaling $130 million associated with a framework for the resolution of all current and future potential talc-related litigation. Refer to Note 12 for further discussion.
d. Includes a $486 million gain associated with the sale of FCX's interests in the Kisanfu undeveloped project. Refer to Note 2 for further discussion.
e. Includes charges totaling $258 million associated with (i) idle facility costs (Cerro Verde), contract cancellation and other charges directly related to the COVID-19 pandemic and (ii) the April 2020 revised operating plans (including employee separation costs). These charges were primarily recorded in the Cerro Verde segment ($89 million), Corporate, Other & Eliminations ($57 million) and the Rod & Refining segment ($30 million).
f. Includes charges totaling $35 million associated with PT-FI's historical contested tax audits. Refer to Note 12 for further discussion.
g. Includes tax charges totaling $135 million associated with the sale of the Kisanfu undeveloped project, partly offset by tax credits of $53 million associated with the reversal of a year-end 2019 tax charge related to the sale of FCX's interest in the lower zone of the Timok exploration project.
h. Primarily includes capital expenditures for the Indonesia smelter projects.

NOTE 17. SUPPLEMENTARY MINERAL RESERVE INFORMATION (UNAUDITED)

Recoverable proven and probable mineral reserves as of December 31, 2022, have been prepared using industry accepted practice and conform to the disclosure requirements under Subpart 1300 of SEC Regulation S-K. FCX's proven and probable mineral reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance in other countries. Proven and probable mineral reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry. Mineral reserves, as used in the reserve data presented here, mean an estimate of tonnage and grade of measured and indicated mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. Proven mineral reserves are the economically mineable part of a measured mineral resource. To classify an estimate as a proven mineral reserve, the qualified person must possess a high degree of confidence of tonnage, grade and quality. Probable mineral reserves are the economically mineable part of an indicated or, in some cases, a measured mineral resource. The qualified person's level of confidence will be lower in determining a probable mineral reserve than it would be in determining a proven mineral reserve. To classify an estimate as a probable mineral reserve, the qualified person's confidence must still be sufficient to demonstrate that extraction is economically viable considering reasonable investment and market assumptions.

FCX's mineral reserve estimates are based on the latest available geological and geotechnical studies. FCX conducts ongoing studies of its ore bodies to optimize economic values and to manage risk. FCX revises its mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies.

Estimated recoverable proven and probable mineral reserves at December 31, 2022, were determined using metals price assumptions of $3.00 per pound for copper, $1,500 per ounce for gold and $12 per pound for molybdenum. For the three-year period ended December 31, 2022, LME copper settlement prices averaged $3.67 per pound, London PM gold prices averaged $1,789 per ounce and the weekly average price for molybdenum quoted by *Platts Metals Daily* averaged $14.44 per pound.

The recoverable proven and probable mineral reserves presented in the table below represent the estimated metal quantities from which FCX expects to be paid after application of estimated metallurgical recoveries and smelter recoveries, where applicable.

	Estimated Recoverable Proven and Probable Mineral Reserves at December 31, 2022		
	Copper[a] (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
North America	48.6	0.6	2.83
South America	31.7	—	0.70
Indonesia[b]	30.8	26.3	—
Consolidated basis[c]	111.0	26.9	3.53
Net equity interest[b,d]	80.4	13.5	3.20

Note: Totals may not foot because of rounding.

a. Estimated consolidated recoverable copper reserves included 1.8 billion pounds in leach stockpiles and 0.3 billion pounds in mill stockpiles.

b. Estimated recoverable proven and probable mineral reserves from Indonesia reflect estimates of minerals that can be recovered through 2041. As a result, PT-FI's current long-term mine plan and planned operations are based on the assumption that PT-FI will abide by the terms and conditions of the IUPK and will be granted the 10-year extension from 2031 through 2041 (refer to Note 13 for discussion of PT-FI's IUPK). As a result, PT-FI will not mine all of these mineral reserves during the initial term of the IUPK. Prior to the end of 2031, PT-FI expects to mine 46% of its proven and probable recoverable mineral reserves at December 31, 2022, representing 49% of FCX's net equity share of recoverable copper reserves and 51% of FCX's net equity share of recoverable gold reserves.

c. Consolidated mineral reserves represent estimated metal quantities after reduction for joint venture partner interests at the Morenci mine in North America (refer to Note 3 for further discussion). Excluded from the table above were FCX's estimated recoverable proven and probable mineral reserves of 340 million ounces of silver, which were determined using $20 per ounce.

d. Net equity interest mineral reserves represent estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion of FCX's ownership in subsidiaries). Excluded from the table above were FCX's estimated recoverable proven and probable mineral reserves of 226 million ounces of silver.

| | | Estimated Recoverable Proven and Probable Mineral Reserves at December 31, 2022 | | | | | | | |
| | | Ore[a] (million metric tons) | | Average Ore Grade Per Metric Ton[a] | | | Recoverable Proven and Probable Reserves[b] | | |
	FCX's Interest	FCX's Interest	100% Basis	Copper (%)	Gold (grams)	Molybdenum (%)	Copper (billion pounds)	Gold (million ounces)	Molybdenum (billion pounds)
North America									
Production stage:									
Morenci	72%	3,525	4,895	0.23	—	0.01	15.7	—	0.29
Sierrita	100%	2,735	2,735	0.22	—[c]	0.02	11.1	0.1	1.10
Bagdad	100%	2,637	2,637	0.33	—[c]	0.02	16.2	0.2	0.91
Safford, including Lone Star	100%	1,071	1,071	0.40	—	—	7.0	—	—
Chino, including Cobre	100%	319	319	0.44	0.04	—	2.6	0.3	—
Climax	100%	151	151	—	—	0.14	—	—	0.45
Henderson	100%	51	51	—	—	0.16	—	—	0.16
Tyrone	100%	91	91	0.17	—	—	0.3	—	—
Miami	100%	—	—	—	—	—	0.1	—	—
South America									
Production stage:									
Cerro Verde	53.56%	2,268	4,235	0.35	—	0.01	28.0	—	0.70
El Abra	51.00%	368	722	0.42	—	—	3.6	—	—
Indonesia[d]									
Production stage:									
Grasberg Block Cave	48.76%	395	810	1.10	0.75	—	16.5	12.9	—
Deep Mill Level Zone	48.76%	186	382	0.75	0.62	—	5.4	5.9	—
Big Gossan	48.76%	24	49	2.27	0.95	—	2.2	1.0	—
Development stage:									
Kucing Liar	48.76%	186	381	0.99	0.88	—	6.8	6.5	—
Total 100% basis			18,528				115.4	26.9	3.61
Consolidated basis[e]			17,158				111.0	26.9	3.53
FCX's net equity interest[f]			14,007				80.4	13.5	3.20

Note: Totals may not foot because of rounding.

a. Excludes material contained in stockpiles.
b. Includes estimated recoverable metals contained in stockpiles.
c. Amounts not shown because of rounding.
d. Estimated recoverable proven and probable mineral reserves from Indonesia reflect estimates of minerals that can be recovered through 2041. Refer to Note 13 for discussion of PT-FI's IUPK.
e. Consolidated mineral reserves represent estimated metal quantities after reduction for Morenci's joint venture partner interests (refer to Note 3 for further discussion).
f. Net equity interest mineral reserves represent estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion of FCX's ownership in subsidiaries).

The following graph compares the change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the S&P Metals and Mining Select Industry Index from 2018 through 2022. The S&P Metals and Mining Select Industry Index comprises stocks in the S&P Total Market Index that are classified in the metals and mining sub-industry. This comparison assumes $100 invested on December 31, 2017, in (a) Freeport-McMoRan Inc. common stock, (b) the S&P 500 Stock Index and (c) the S&P Metals and Mining Select Industry Index (with the reinvestment of all dividends).

Comparison of 5 Year Cumulative Total Return
Among Freeport-McMoRan Inc., the S&P 500 Stock Index and the S&P Metals and Mining Select Industry Index



	December 31,					
	2017	2018	2019	2020	2021	2022
Freeport-McMoRan Inc.	$100.00	$54.90	$ 71.11	$141.57	$228.47	$211.71
S&P 500 Stock Index	100.00	95.62	125.72	148.85	191.58	156.89
S&P Metals and Mining Select Industry Index	100.00	73.95	84.91	98.87	133.95	151.98

INVESTOR INQUIRIES

The Investor Relations Department is pleased to receive any inquiries about the company. Our Principles of Business Conduct and our Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (SEC), which includes certifications of our Chief Executive Officer and Chief Financial Officer, are available on our website. Additionally, copies will be furnished, without charge, to any stockholder of the company entitled to vote at the annual meeting, upon written request. The Investor Relations Department can be contacted as follows:

Freeport-McMoRan Inc.
Investor Relations Department
333 North Central Avenue
Phoenix, AZ 85004
Telephone 602.366.8400
fcx.com

TRANSFER AGENT

Questions about lost certificates, lost or missing dividend checks, or notifications of change of address should be directed to our transfer agent, registrar and dividend disbursement agent:

Computershare
150 Royall Street, Suite 101
Canton, MA 02021
Telephone 800.953.2493
https://www-us.computershare.com/investor/contact

NOTICE OF ANNUAL MEETING

The annual meeting of stockholders will be held June 6, 2023. Notice of the annual meeting will be sent to stockholders of record as of the close of business on April 10, 2023. In accordance with SEC rules, we will report the voting results of our annual meeting on a Form 8-K, which will be available on our website (fcx.com).

FCX COMMON STOCK

FCX's common stock trades on the New York Stock Exchange (NYSE) under the symbol "FCX." As of March 15, 2023, the number of holders of record of FCX's common stock was 10,142.

NYSE composite tape common share price ranges during 2022 and 2021 were:

	2022		2021	
	High	Low	High	Low
First Quarter	$ 51.99	$ 34.94	$ 39.10	$ 24.71
Second Quarter	51.85	28.87	46.10	33.03
Third Quarter	33.89	24.80	39.20	30.02
Fourth Quarter	41.16	27.50	42.77	30.93

COMMON STOCK DIVIDENDS

On February 2, 2021, the Board of Directors (Board) adopted a financial policy for the allocation of cash flows aligned with FCX's strategic objectives of maintaining a strong balance sheet and increasing cash returns to shareholders while advancing opportunities for future growth. The combined base dividend, variable dividend and share repurchases are designed to achieve the objectives of this performance-based payout framework.

As a first step under the new financial policy, the Board reinstated a cash dividend on its common stock at an annual rate of $0.30 per share. In November 2021, following the achievement of FCX's net debt target, the Board began to implement the new performance based-payout framework. A variable cash dividend on common stock for 2022 was approved at an annual rate of $0.30 per share. The combined annual rate of the base dividend and the variable dividend totaled $0.60 per share.

2022				
	Amount per Share		Record Date	Payment Date
	Base	Variable		
First Quarter	$0.075	$0.075	Jan. 14, 2022	Feb. 1, 2022
Second Quarter	$0.075	$0.075	April 14, 2022	May 2, 2022
Third Quarter	$0.075	$0.075	July 15, 2022	Aug. 1, 2022
Fourth Quarter	$0.075	$0.075	Oct. 14, 2022	Nov. 1, 2022

2021			
	Amount per Share	Record Date	Payment Date
Second Quarter	$0.075	April 15, 2021	May 3, 2021
Third Quarter	$0.075	July 15, 2021	Aug. 2, 2021
Fourth Quarter	$0.075	Oct. 15, 2021	Nov. 1, 2021

Based on current market conditions, the base and variable dividends on FCX's common stock are anticipated to total $0.60 per share for 2023 (including the dividends paid on February 1, 2023), comprised of a $0.30 per share base dividend and $0.30 per share variable dividend.

Additionally, in July 2022, FCX's Board authorized an increase in the share repurchase program from $3.0 billion to up to $5.0 billion. Through March 31, 2023, FCX acquired 47.9 million shares of its common stock for a total cost of $1.8 billion ($38.35 per share) and has $3.2 billion available under this program.

 FM_FCX    FreeportFCX

 Freeport-McMoRan    freeportfcx



FREEPORT-MCMORAN

333 North Central Avenue
Phoenix, Arizona 85004
602.366.8100

FCX.COM